Telephone and Data Systems, Inc.
2003 Annual Report

TDS

Delivering on Our Strategies



Our Mission

TDS's mission is to provide outstanding communication services to our customers and meet the needs of our shareholders, our people and our communities.

Contents

Financial Highlights

(Dollars in thousands, except per share amounts)	2003	2002 (as restated)	Percent Change from 2002
Operating Revenues			
U.S. Cellular	$ 2,582,783	$ 2,197,586	18%
TDS Telecom	862,433	800,888	8%
	$ 3,445,216	$ 2,998,474	15%
Operating Income	267,888	386,355	(31)%
Depreciation, Amortization and Accretion	595,732	510,445	17%
Operating Income before Depreciation, Amortization and Accretion*	863,620	896,800	(4)%
Loss on Impairment of Intangible Assets	49,595	—	n/m
Loss on Assets Held for Sale and Impairment of Assets	50,822	—	n/m
As Adjusted*	$ 964,037	$ 896,800	7%
Income (Loss) From Continuing Operations	$ 60,006	$ (987,737)	n/m
Basic Weighted Average Common Shares (000s)	57,721	58,644	(2)%
Basic Earnings per Share	$ 0.80	$ (16.97)	n/m
Diluted Earnings per Share	0.79	(16.97)	n/m
Dividends per Share	0.62	0.58	7%
Common Stockholders' Equity	$ 3,078,872	$ 3,042,222	1%
Return on Average Equity	2.0%	(30.1)%	n/m
Capital Expenditures	$ 776,967	$ 899,050	(14)%
Total Assets	$ 10,193,338	$ 9,671,784	5%
Wireless Customers	4,409,000	4,103,000	7%
Telephone Access Line Equivalents			
[illegible]	[illegible]2,200	711,200	2%
[illegible]	364,800	291,400	25%
Common Share Record Owners	1,905	2,285	(17)%
Total Employees	10,900	11,100	(2)%

n/m — percentage change not meaningful

* See page 15 for a discussion of reasons for the use of non-GAAP financial information.



WA
ID
ND
SD
NE
CO
AZ
MN
WI
MI
MI
IA
IL
IN
OH
MO
OK
AR
KY
TN
MS
AL
GA
SC
NC
VA
WV
MD
PA
NY
VT
NH
ME
FL

corporate headquarters, Chicago, Ill.

TDS Telecom operations

U.S. Cellular operations

Markets included in U.S. Cellular's August 2003 transaction with AT&T Wireless

as of March 2004

Telephone and Data Systems, Inc.

Telephone and Data Systems, Inc., a FORTUNE 500 company, is a diversified telecommunications corporation founded in 1969 and headquartered in Chicago, Ill. Through its strategic business units, **U.S. Cellular** and **TDS Telecom**, TDS provides wireless and wireline telecommunications service. TDS builds value for its shareholders by providing excellent communications services in growing, closely related segments of the telecommunications industry. The company employs 10,900 people and serves 5.5 million wireless and wireline customers in 36 states. TDS is traded on the American Stock Exchange (AMEX) under the stock ticker TDS. More information on TDS can be found on the company's web site at www.teldta.com.

U.S. Cellular is TDS's 82.1-percent owned wireless telephone subsidiary headquartered in Chicago, Ill. The eighth largest wireless service provider in the United States, U.S. Cellular operates and invests in wireless systems across the country, serving 4.4 million customers in 147 markets in 26 states. U.S. Cellular is traded on the American Stock Exchange (AMEX) under the stock ticker USM. More information on U.S. Cellular is available at www.uscellular.com.

TDS Telecom is TDS's wholly owned wireline telephone subsidiary headquartered in Madison, Wis. TDS Telecom operates in 30 states with more than 1 million access line equivalents. TDS Telecom's incumbent local exchange carrier (ILEC) has 111 telecommunications companies that serve 722,200 access line equivalents in 28 states. TDS Telecom's competitive local exchange carrier (CLEC) operations include TDS Metrocom and USLink, which together serve 364,800 access line equivalents in five states. More information on TDS Telecom is available at www.tdstelecom.com.

To Our Shareholders



Walter C. D. Carlson
Chairman of the Board, *left*

LeRoy T. (Ted) Carlson, Jr.
President and Chief Executive Officer, *right*

The year 2003 was an excellent one for TDS, marked by many achievements and impressive results.

Given the competitive nature of the telecommunications industry, the need for excellent service is more important than ever. That level of service is what we are committed to providing. At the same time, we are ensuring that we have the right strategies in place and are executing them effectively. In 2003, we not only executed our strategies, but we also generated impressive operating metrics and strong financial results.

TDS's consolidated operating revenues increased 15 percent for the year to $3.4 billion, driven by strong revenue gains at U.S. Cellular and solid revenue growth at TDS Telecom. Net income for 2003 totaled $46 million, with basic earnings per share of $0.80.

We are pleased to report that our stock price improved considerably in 2003, up 33 percent for the year, better than the performance of either the S&P 500 or the Dow Jones Industrial Average. Our annual dividend increased as well, to 62 cents for the year, an increase of 7 percent.

After TDS reported year-end 2003 results, the company announced in April the restatement of TDS's 2003 and 2002 financial statements related to the implementation of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." The restatement, which is discussed in detail in the financial discussion of this report, did not affect revenues, cash or cash flows.

Our business units continued to deliver on their strategies and improve their competitive positioning.

U.S. Cellular, our 82-percent owned wireless business, and TDS Telecom, our 100-percent owned traditional wireline business, both made excellent progress in 2003. The strategies of both business units are predicated on a customer-satisfaction philosophy. Satisfying our customers is the essence of our success, and the entire organizations at U.S. Cellular and TDS Telecom are dedicated to exceeding customer expectations by providing the highest possible level of service.

U.S. Cellular made great strides toward enhancing customer satisfaction in 2003. The company improved its geographic footprint—building on the major areas it serves and broadening its coverage and service, with an emphasis on its Midwest markets. The company also enhanced its wireless network during the year, the second of its three-year initiative to deploy Code Division Multiple Access (CDMA) 1X technology throughout its markets, making faster progress and at a lower cost than originally budgeted. In addition, the company added more than 500 cell sites to its already robust network.

Upgrading the network paved the way for the successful launch of U.S. Cellular's advanced data service, **easy**edge℠. **easy**edge℠ provides customers more than 150 popular and easy-to-use data applications, such as ringtones, games, news and stock quotes.

U.S. Cellular also effectively managed the introduction of wireless number portability (WNP), an industry-wide legislative mandate that allows customers to change their service provider while retaining their existing telephone or cell phone number. Since the introduction of WNP in November, more customers have been moving to U.S. Cellular service than away from it. And despite WNP, U.S. Cellular's post-pay churn rate was an impressively low 1.5 percent for 2003, one of the lowest in the industry—a testimony to the success of U.S. Cellular's focus on customer satisfaction.

Other major accomplishments in 2003 included converting a third-party billing system, inherited with the acquisition of the Chicago market, to U.S. Cellular's own customer service and billing system. The conversion not only reduces operating costs going forward, but it also enhances the level of service provided to customers in this key market. The company completed the conversion in less time than normally required for such a project and with no disruption to service.



U.S. Cellular's operating results for the year reflect the impact of these and numerous other performance-enhancement initiatives. The company's marketing efforts generated 447,000 net new customers for the year. Less the 141,000 customers in the markets traded to AT&T Wireless, U.S. Cellular's customer base grew 7 percent over 2002, helping drive an 18 percent increase in operating revenues. The company posted net income of $43 million, or $0.50 per basic share.

In terms of the telecommunications industry environment, the long-awaited consolidation within the wireless segment appears to have begun, which should serve to improve the overall health of the segment. While a large number of competitors fosters more choice for consumers, too many carriers can erode financial returns and thus the ability and willingness of carriers to improve existing wireless services and develop new ones. This could ultimately have a negative impact on consumers. Our belief is that with fewer national carriers, there will still be substantial competition, but greater financial strength for industry participants.

TDS Telecom also had a good year. Operating revenues increased 8 percent, aided in great part by a 21 percent growth of the business's competitive local exchange carrier (CLEC) operations. The CLEC operations reached a milestone in 2003 when the sum of their full-year operating income plus depreciation, amortization and accretion expense turned positive for the first time. Total TDS Telecom operating income grew 42 percent.

TDS Telecom delivered successfully on its strategy to protect and grow its markets by introducing new products and services, and by promoting a favorable regulatory environment. TDS Telecom is very focused on promoting the profitable growth of its businesses and on addressing the competitive forces facing the wireline industry. These include wireless substitution, cable modem and the emerging Voice over Internet Protocol (VoIP) technology.

TDS Telecom's Digital Subscriber Line (DSL) service is proving to be a highly effective way to retain current customers and attract new ones. Both the incumbent local exchange carrier (ILEC) and CLEC operations offer this popular and fast-growing high-speed data service in most of their markets. TDS Telecom's DSL service has grown considerably, with total ILEC and CLEC DSL lines increasing 109 percent for the year—159 percent for the ILEC and 70 percent for the CLEC. The company continues to improve penetration of its DSL service, and plans to introduce service in several new markets in 2004.

Another way TDS Telecom is incenting customers to maintain and expand their landline connection is with broader service packages. Service packages offer the convenience of customizing to customers' needs and paying for everything with one bill. During 2003, the ILEC business launched Total Talk — a service package that includes local, long-distance, Internet and other add-on features. TDS Telecom also offers a package that includes a satellite-video entertainment option.

While the ILEC wireline industry is experiencing a decline in access lines, these new service offerings are helping TDS Telecom stay highly competitive and increase its ILEC equivalent access lines. Unlike some of the Regional Bell operating companies, which suffered declines in access lines in 2003, TDS Telecom's ILEC equivalent access lines increased 1.5 percent, and CLEC equivalent access lines grew 25 percent for the year.

TDS Telecom continues to focus on controlling costs. In addition to ongoing initiatives to streamline its processes, TDS Telecom implemented a voluntary employee retirement incentive program late in 2003. This program is expected to reduce the company's cost structure by several million dollars a year in 2004 and beyond, without jeopardizing the quality of service.

TDS Telecom is considering the issues and opportunities that VoIP and fiber-to-the-premises (FTTP) technologies present. Specific initiatives include conducting technical trials for VoIP and planning efforts to assess the costs and benefits of offering FTTP in selected suburban markets. With its capital-intensive infrastructure requirements, however, FTTP technology will most likely not be appropriate for the company's more rural, spread-out markets in the near term.

We took steps to maintain the company's financial strength and improve shareholder returns.

The company's goal is to generate profitable growth and build shareholder value, while maintaining financial strength and liquidity. In support of this goal are four objectives:

- Achieving a compound annual revenue growth over five years of 10 to 15 percent through internal growth and acquisitions
- Generating a return on capital, or ROC, in each business that is greater than the weighted average cost of capital for that business
- Maintaining our strong investment-grade credit ratings
- Generating a return for our shareholders that exceeds the return of comparable companies in the telecommunications industry over the long term

TDS made substantial progress on several of these objectives in 2003. TDS's five-year compound annual revenue growth rate was 14 percent, in line with the revenue growth rate objective. The business units continued to focus on their respective return-on-capital objectives and are committed to achieving them. And the credit ratings of both TDS and U.S. Cellular remain several levels above investment grade.

In addition, the company took steps in 2003 to enhance the return it provides its shareholders, while keeping the company financially strong. TDS continued its common stock repurchase program, buying back nearly 2 million shares at a cost of $92 million. The company plans to continue the program in 2004, contingent on market conditions, and has 1 million shares remaining on an existing authorization. TDS also increased the dividend 7 percent in 2003 and recently announced a further 6 percent increase for 2004, marking the 29th consecutive year of annual dividend increases.

Asset-allocation decisions are driven by the objective of keeping the company financially strong, with enough liquidity to pursue attractive business opportunities. During the year, TDS reduced its debt levels by redeeming $371 million of debt and other obligations — actions that will save the company approximately $31 million annually in interest expense. U.S. Cellular amended and increased its $325 million revolving credit facility to $700 million. Finally, U.S. Cellular completed a 30-year $444 million offering of senior notes at a very attractive rate.

We improved the corporate governance structure.

In line with its commitment and accountability to shareholders, TDS continued to improve its corporate governance. Initiatives included:

- Proposing that shareholders approve eliminating the staggered terms of office for TDS board members so that all members are elected annually
- Forming a corporate governance committee of the board and adopting corporate governance guidelines
- Limiting to three the number of other public company boards on which members of the board may serve
- Instituting a policy that independent directors meet at least once annually without non-independent directors and management
- Giving the board and each of its committees the authority to retain, as they deem appropriate, outside advisers

TDS has a heritage of integrity and operating with high ethical standards. We are committed to providing our shareholders, customers and employees the corporate governance that supports the long-term growth and strength of the company.

One who exemplified this commitment to integrity and the company's long-term success was Lester O. Johnson, one of the founding directors. It is with great sadness that we note the passing of Mr. Johnson, whose many contributions during the 28 years he served as a corporate director helped make TDS the vibrant company it is today. He leaves an impressive legacy for all of us, one that we deeply appreciate and will work to live up to.

We remain focused on our strategies for continued growth and development.

2003 was marked by the successful accomplishments of our strategies throughout the company. For 2004, we are focused on the following strategies and goals:

U.S. Cellular

- Drive growth and profitability in new and established markets
- Continue improving the network coverage and service quality, with particular emphasis on completing the build-out of several markets U.S. Cellular acquired in the AT&T Wireless asset exchange
- Complete the deployment of CDMA 1X
- Continue to develop U.S. Cellular's line of data services, including launching its picture messaging service

TDS Telecom

- Strengthen existing ILEC markets by maintaining customer satisfaction and developing new revenue streams
- Continue to grow its CLEC operations, with a focus on profitable growth
- Create efficiencies and productivity improvements by optimizing cross-functional processes in the ILEC and CLEC operations
- Expand operating-cluster service areas where existing assets can best be leveraged
- Champion public-policy positions that are in customers' best interests

Telephone and Data Systems, Inc.

- Maintain TDS's strong investment-grade credit ratings
- Further improve the resource-allocation processes to enhance the long-term value of the company and shareholder returns
- Maintain sufficient liquidity to allow the business units to pursue strategic opportunities
- Continue the common stock repurchase program, as market conditions warrant

Going forward, TDS is well positioned for future growth and success. The company is a full-service provider with established wireless and wireline operations. It has disciplined, targeted strategies and is executing them. It is focused on profitable growth and long-term valuation creation, and it has a strong balance sheet. And, TDS has committed employees and associates dedicated to excellence in service and operating results.

We'd like to take this opportunity to thank all TDS employees and associates for the outstanding work they do. And, on behalf of all 10,900 of us at TDS, we thank you, our shareholders, for your continued support. We remain totally committed to fulfilling our mission at TDS, which is to provide outstanding communications services to our customers and meet the needs of our shareholders, our people and our communities.

Cordially yours,



LeRoy T. Carlson, Jr.
President and Chief Executive Officer



Walter C.D. Carlson
Chairman of the Board

U.S. Cellular

2003 Highlights

- Launched eight new markets
- Completed an exchange of wireless assets with AT&T Wireless
- Negotiated the divestiture of our south Texas markets for cash
- Continued integrating our new Chicago market
- Successfully launched our most advanced non-voice product, **easy**edge[SM]
- Continued upgrading our network to CDMA 1X technology
- Converted to one billing and customer-care system across the company
- Strengthened the U.S. Cellular brand through effective advertising and marketing
- Effectively managed the introduction of wireless number portability (WNP)
- Built and opened a state-of-the-art network operations center in Illinois
- Issued a $444 million, 30-year bond offering at an attractive rate, and increased our revolving credit facility to $700 million



John E. "Jack" Rooney
President and Chief Executive Officer, U.S. Cellular

Our goal at U.S. Cellular is to grow profitably through our customer-satisfaction strategy — and we made impressive progress in 2003. In addition to our many achievements for the year, we posted operating revenues of $2.6 billion, 18 percent higher than 2002, which was helped by a 7 percent growth in our customer base. Our operating expenses totaled $2.5 billion, up 29 percent, reflecting not only the integration and promotion of our new Chicago market but also higher depreciation, amortization and accretion costs.

Everything we do at U.S. Cellular works toward the goal of satisfied customers: delivering excellent customer service, strengthening our presence, launching new products and services, improving the quality of our already superb network, and driving standards of excellence. At the same time, we are financially disciplined and responsible. We aim to grow profitably and keep the company strong. Just as our customers expect excellent service, our shareholders expect sound financial results, and we aim to deliver on both.

Delivering excellent customer service. Pleasing each customer is important to us for two reasons — satisfied customers tend to remain our customers, and they become our sales advocates, generating a constant stream of referrals. That's why we place so much emphasis on the broad coverage and reliable wireless service our network technology offers. And why we thoroughly test our products and services before launching them. It's also why our associates are dedicated to providing the best in customer service — whether through our customer service centers or our distribution network of 2,250 outlets with almost 450 retail stores and 1,800 authorized agents. This focus is what sets us apart from our competitors and keeps our customers loyal.

We made our service even better in 2003. We converted the third-party billing and customer-service system in Chicago to our own platform, Customer Acquisition and Retention System (CARES), meaning that our customers now experience shorter activation times and better service overall. We also implemented our data-billing system,



Everything we undertake works toward the goal of satisfied customers. At the same time, we aim to grow profitably and keep the company financially strong.

Jana Dorcas, Director of Sales, U.S. Cellular



critical to supporting our data-services products and responding to customer inquiries.

That our strategy is successful is evident by our **churn rate**, one of the best in the industry. Our postpay churn rate — the rate that applies to 97 percent of our customer base — was 1.5 percent in 2003, a good indication that our customers are satisfied — and loyal.

Strengthening our market presence. We made great strides in strengthening U.S. Cellular's footprint in 2003. We launched service in eight new markets in our strategic footprint: Omaha (Nebraska), St. Joseph (Missouri), Council Bluffs (Iowa), Rochester (Minnesota), South Bend and Fort Wayne (Indiana), and Stillwater and Enid (Oklahoma).

In addition, we exchanged wireless assets with AT&T Wireless, trading our Georgia and north Florida properties for new spectrum in markets either adjacent to or overlapping our existing operations. We are now building out several of the markets acquired in the transaction, which we plan to launch in 2004.

Separately, we negotiated with AT&T Wireless the divestiture of our south Texas markets, which were not contiguous to any of our other, more established markets. The sale closed in February 2004. We'll use the proceeds to support the build-out of several of the new markets and help fund network improvements.

We also made substantial progress in our Chicago market during the year. In slightly more than a year, we have significantly grown our market presence through our marketing campaigns, our stores and our agents. Our efforts have resulted in strong name recognition, and most importantly, growth in our customer base and market share. Chicago is an important market for us, because it's the hub of the Midwest and a popular calling destination for many of our Midwest customers.

U.S. Cellular Customers (thousands)	
'03	4,409
'02	4,103
'01	3,461
'00	3,061
'99	2,602

Launching new products and services. Offering products and services customers value is an important part of our customer-satisfaction strategy. We experienced excellent growth in 2003 in our short messaging service (SMS), with revenues for the service growing 270 percent to $17 million. Our next step into data is **easy**edge[SM], a robust wireless-data service that offers customers access to more than 150 downloadable applications, including games, news, sports information, ringtones and stock quotes.

We introduced **easy**edge[SM] in 2003 only after a comprehensive trial run — to ensure that it was a product customers would want and value. We got everything right before we launched, getting the back-office support in place, having easy-to-use applications, and making sure our associates knew every aspect of the new product. Customer response has been encouraging, and we plan to further enhance our data-service products in 2004.

Improving the quality of our already superb network. Supporting these versatile, powerful digital products requires a state-of-the-art, reliable and expandable network. At the end of 2003, we had upgraded more than 75 percent of our wireless network to Code Division Multiple Access (CDMA) 1X technology, a three-year initiative we began in 2002. CDMA 1X offers customers access to data, speeds the delivery of information and improves the quality of the wireless experience. We believe CDMA is technology of the future for the wireless industry, and that's one of the reasons we've chosen it for our network. We're on target to complete the conversion process on time and under budget by the end of 2004.

We improved our market coverage in 2003 by adding more than 500 cell sites to the network. And to provide even better support for our network, we opened a new network operations center in Schaumburg, Ill.

Growing profitably. While everything we undertake at U.S. Cellular works toward our goal of satisfied customers, we are also committed to growing profitably. Profitable growth doesn't happen overnight. That's why our strategy is integrated, and why everything we do is designed to keep U.S. Cellular financially strong and well positioned for the future.



Over the last few years, we have been investing in U.S. Cellular's future by allocating our resources to longer-term initiatives, such as strengthening our footprint and our network. Capital expenditures in 2003 totaled $633 million in support of these efforts.

And while our expenses were higher this year than last, we made progress trimming our costs. For example, we negotiated with other carriers to save the company more than $25 million in roaming expenses. We also simplified pricing schedules, streamlined processes and consolidated operations, including our billing systems. Our billing system conversion, which eliminated the dual billing system in Chicago, has lowered general and administrative expenses considerably.

Driving standards of excellence. Smart planning, disciplined execution and a clear sense of purpose are key to achieving our twin goals of customer satisfaction and profitable growth. Having the right people is essential to our success. That's the essence behind our **Dynamic Organization**, which is based on the five key values of ethics, pride, empowerment, respect for one another and a total focus on the customer. These values are embedded in all we do at U.S. Cellular.

Our focus in 2004. Our focus in 2004 remains on **satisfying our customers** and **growing profitably**. We aim to:

- Drive growth and profitability in our new and established markets;
- Continue improving our network coverage and service quality, with particular emphasis on completing the build-out of several of the markets we acquired in 2003;
- Complete the deployment of CDMA 1X; and
- Continue to develop U.S. Cellular's line of data services, including launching our picture messaging service.

We are committed to delivering the results our customers — and shareholders — expect. We're enthusiastic about our prospects for 2004. With the dedication and commitment of our associates, guided by our strategy and empowered by our Dynamic Organization, we are confident that 2004 will be another great year for U.S. Cellular.

Using our customer satisfaction strategy as a guide, we at U.S. Cellular are committed to delivering the results our customers — and our shareholders — expect.

Breeden, Agent Account Executive, U.S. Cellular

Gordon, Mayor of Oak Forest, Ill., U.S. Cellular customer



TDS Telecom

2003 Highlights

- [illegible] our customer satisfaction leadership in the industry
- [illegible] high-speed DSL availability to 19 additional ILEC markets
- [illegible] high-speed data lines 109 percent in our ILEC and CLEC markets, to 44,000
- [illegible] for the launch of TDS e-Pay, our electronic bill presentment and payment service
- [illegible] productivity throughout the company through process improvements
- [illegible] best practices between our ILEC and CLEC operations
- Continued to expand our CLEC operations in our existing Midwest markets
- [illegible] new products in residential and business segments
- [illegible] new product bundles for consumer calling
- [illegible] to work with regulators and legislators to make clear our customers' interests



James Barr III
President and Chief Executive Officer, TDS Telecom

Once again in 2003, we set out with a solid strategy. As always, execution of the strategy is key, and we have an outstanding team of employees who made it happen. We stayed focused on the customer and sought to increase brand value, while producing solid financial results. We are pleased to announce another good year for TDS Telecom. It was not, however, an easy year. We are proud of the accomplishments of our team as they maintained focus on the customer and managed through economic uncertainty in highly competitive markets. We knew proper execution of the strategy would demand our full attention, and it did.

Strength in numbers. Top-line growth and the achievement of earnings objectives are also critical measures of success. For 2003, TDS Telecom's overall operating revenues increased 8 percent, totaling $862 million. Core ILEC revenues grew 4 percent to $653 million, and CLEC revenues rose 21 percent to $214 million. Our capital expenditures for the year were $112 million in our ILEC markets and $27 million in our CLEC markets.

We are very disciplined in our business planning, with a growth strategy that will build value for shareholders and provide opportunities for employees. At TDS Telecom, our customers define our success. We have a strategy to succeed by delighting customers in every way with solid product offerings and our unrelenting commitment to service.

We anticipated an eventual slowing of growth in our core ILEC business more than six years ago, so we started our CLEC business to maintain strong growth. As planned, our CLEC markets are key to our overall growth, and our CLEC business continues to be one of the few success stories in the competitive telecommunications industry. CLEC lines now represent 34 percent of total lines.


Access Line Equivalents
ILEC
CLEC
'03
1,087,000
'02
1,002,600
'01
870,400
'00
731,700
'99
649,200



Our competitive advantage is built on a foundation of intense focus on meeting our customers' needs. Customers are our first priority.

Andrew Buchert, General Manager, Sales and Service – Verona, Wis., TDS Telecom



Technologies can be replicated, but customer experience cannot. All customers have a choice. We want them to choose our services with confidence. We focus on delivering great service, on improving it and, more importantly, on maintaining our reputation for great service. We're doing well — TDS Telecom continually outperforms national telecommunications companies in third-party customer surveys as well as our own customer-satisfaction surveys.

We also ask our customers what they expect from a phone company. They tell us reliable, high-quality telephone service, followed by value for price, smart and helpful employees, local repair response and new technologies, in that order. We understand that exceptional service quality and customer care are our sustainable competitive advantages, and we work every day to deliver on them...At Every Point of Contact™.

In today's market, the wireline segment of the industry competes with wireless and other technologies in growing numbers. TDS Telecom encourages smart consumer choices. Our landline network reliability is top-notch, but until customers have a bad experience with the alternative technologies, they may not fully appreciate landline's dependability. So we work to defend our product and fully demonstrate its favorable attributes.

Momentum drives continual improvements. Our **Virtual Business Office** (VBO) continues to gain strength. Using computer telephony integration to cluster local offices into regions, the VBO enables us to keep employees in local community offices close to our customers and still offer the efficiencies of a highly professional, full-time call center. We continue to maintain a local presence in the communities we serve, providing customer service, sales and repair.

E-commerce allowed us to open a new distribution source for our customers who choose to do business online. We've continued to expand our e-commerce capabilities over the past five years for our residential and business customers with our robust web site. Transactions through tdstelecom.com increased 71 percent in 2003, resulting in more than 5,500 sales. We know that customers want options for how they interact with us. E-Pay, e-commerce and VBO enhancements are all responses to customer demand — and to the competitive marketplace.

Improvements in **plant record-keeping systems** also help us provide faster service today and into the future as technology progresses. A major initiative in 2003 was to improve our service provisioning system, and after much work, we are introducing the improved system across all our operations nationwide.

Great service begins with great products. Keeping one eye on the road and one on the horizon has long been our way of life at TDS Telecom. Technology is constantly evolving, and our teams are focused on harnessing the latest technical advancements to improve our networks and expand our product offerings.

Voice, data and video services based on such technologies as Voice over Internet Protocol (VoIP), Passive Optical Networks (PON), and Wi-Fi are in planning stages. We continue to work and rework business cases for new offerings until they are proven profitable, reviewing them yet again to ensure a successful launch. Our strategy of being a fast follower is in sync with our customers, who demand high quality and yet present unique challenges due to their location in rural America. And while the rural markets are ever-changing and becoming more urban-like, our customers' demands are what determine our new offerings, not the technologies themselves. We know our customers well and are committed to providing them the products they need and want.

The 2003 launch of **TDS Accelerator** addressed a clear customer need — faster speeds online at an attractive price. Using compression technologies, this product enables speeds up to five times faster for dialup Internet users. Customer adoption of TDS Accelerator exceeded launch expectations. Product enhancements like these build customer confidence and loyalty.

DSL continues to find success in our markets. Demand for high-speed Internet in both rural and metro markets continues to climb. In 2003, our ILEC operations offered DSL to 19 new markets. By year-end, our ILEC and CLEC operations offered DSL service in 54 and 15 markets, respectively, with lines increasing 159 percent to 23,600 for the ILEC and 70 percent to 20,100 for the CLEC.

Our focus in 2004. TDS Telecom is focused on achieving three strategic objectives to ensure a successful 2004: producing double-digit **revenue growth**; sustaining a position of **market leadership** with outstanding customer service and satisfaction as our competitive differentiator; and meeting our financial commitments through growth and a steadfast focus on **profitability**.

Specifically, we aim to:

- Strengthen our existing ILEC markets by maintaining customer satisfaction and developing new revenue streams;
- Continue to grow our CLEC operations, with a focus on profitable growth;
- Create efficiencies and productivity improvements by optimizing cross-functional processes in our ILEC and CLEC operations;
- Expand operating-cluster service areas where existing assets can best be leveraged; and
- Champion public-policy positions that are in our customers' best interest.

We are confident we have the right strategy and, more importantly, the ability to execute it. TDS Telecom has responded extremely well to its ever-changing environment. United by a common vision, sharing resources, talent and ideas, we will continue delivering on our strategy and provide strong operating results in 2004.

Glossary of Terms

Access line A line for voice, data or video reaching from a telecommunications company's central office to a point near or on a customer's site.

Access line equivalent A term used to indicate the number of equivalent access lines that one high-capacity data line such as T1 or ISDN represent. The use of access line equivalents provides a more accurate base of comparison for overall connection capacity, as well as for financial metrics such as average revenue per unit.

CDMA (Code Division Multiple Access) A wireless digital technology in which a unique code is assigned to each word in a conversation. These codes are then scrambled and sent over a wireless channel from one wireless phone to another. CDMA's unique coding structure filters all the codes and reassembles them in the correct order so that significantly more people can carry on a separate conversation on the same frequency without causing interference or static. CDMA 1X is the next generation of CDMA technology.

Cell Site An arrangement of wires and metal rods used in transmitting and receiving radio waves. In a wireless system, antennae are mounted on radio structures at cell sites. Smaller antennae are mounted on automobiles as part of a mobile phone installation and directly on portable and transportable wireless phones.

Churn Rate The percentage of customers disconnecting service each month. **All-in churn** represents the percentage of the total customer base that disconnects service each month. **Post-pay churn** represents the percentage of the customer base on post-pay service plans that disconnects service each month. Post-pay service plans are those in which customers are billed in arrears for service, such as customers who are on contract.

CLEC (Competitive Local Exchange Carrier) A company that competes with the incumbent local exchange carrier (ILEC) and others to provide voice and data communications services. CLECs were a development of the Telecommunications Act of 1996.

Digital Subscriber Line (DSL) A line that transmits simultaneous voice and high-speed data over existing copper telephone wires without the need of additional phone lines.

Federal Communications Commission (FCC) An independent federal agency of the U.S. government, authorized by the Communications Act of 1934, responsible for managing private and commercial communications spectrum and regulating communications services in the United States.

Footprint The area in which a wireless service provider has operations.

FTTP (Fiber to the Premises) A fiber-optic network that connects directly from the carrier network to the user premises.

ILEC (Incumbent Local Exchange Carrier) An independent local telephone company that formerly had the exclusive right and responsibility to provide local transmission and switching services in its designated service territory.

MMS (Multimedia Messaging Services) The next generation of text messaging. In addition to voice and text, audio-visual content can be exchanged, allowing much richer content including photography, voice and video clips.

PCS (Personal Communication Service) Originally meant to describe digital service offered at a higher frequency (1900 MHz) than wireless, it is now used as a generic term for all digital (versus analog) wireless.

PON (Passive Optical Network) A fiber-based network built without active electronics. Because a PON uses optical splitters rather than costly active electronics, it is less expensive to build and maintain than a network that uses active electronics. PONs are still more expensive than copper-based networks. A PON is usually used in a local loop to connect customers to the central office. BPON (Broadband Passive Optical Network) is a broadband PON.

Roaming Use of a wireless phone outside the home-service area. Roaming can incur additional charges to the customer, depending on the customer's calling plan. If a customer roams on a different carrier's network, that customer's wireless provider pays a negotiated amount to the other carrier.

SMS (Short Messaging Service) The generic term for text messaging. SMS enables customers to send and receive text messages to and from wireless phones.

VoIP (Voice over Internet Protocol) A technology used to transmit voice over a data network using Internet Protocol, such as the Internet or Intranet networks.

Wi-Fi (Wireless Fidelity) A technology that provides short-range, high-speed data connections between mobile data devices (such as laptops) and nearby Wi-Fi access points (hardware connected to a wired network).

Wireless Voice and data telecommunications technology that uses the radio-frequency spectrum rather than wires for transmitting and receiving voice, data and video signals.

Wireline A conventional (wired) telephone network versus a wireless network.

WNP (Wireless Number Portability) A service that enables landline and wireless phone customers to keep their existing phone number when switching from one service provider to another within the same local calling area. WNP became available in certain highly populated areas in November 2003, as specified by the Federal Communications Commission (FCC), and is expected to become available in other areas in spring 2004.



Board of Directors

Seated, left to right:

James Barr III
Director; President and Chief Executive Officer of TDS Telecom

Walter C.D. Carlson (4)*
Chairman of the Board and Director; Partner – Sidley Austin Brown & Wood, LLP

LeRoy T. Carlson, Jr. (2)(4)
President, Chief Executive Officer and Director

Sandra L. Helton
Executive Vice President, Chief Financial Officer and Director

Standing, left to right:

Donald C. Nebergall (1)
Director; Rural Consultant, Former Chairman, President and CEO of Brenton Bank and Trust – Cedar Rapids, Iowa

Martin L. Solomon (4)
Director; Private Investor

George W. Off (1)*(3)*
Director; Chairman and Chief Executive Officer – Checkpoint Systems, Inc.

Letitia G. C. Carlson, MD, MPH (3)
Director; Physician and Associate Clinical Professor at George Washington University Medical Center

Herbert S. Wander (1)
Director; Partner – Katten Muchin Zavis Rosenman

Michael D. Bills
Director; Private Investor

LeRoy T. Carlson
Chairman Emeritus and Director

Kevin A. Mundt
Director; Managing Director, Mercer Oliver Wyman

Not shown:

Rudolph E. Hornacek
Director Emeritus

(1) Audit Committee
(2) Compensation Committee
(3) Long-term Compensation Committee
(4) Corporate Governance Committee

*denotes chairperson

TDS Corporate Management

Sandra L. Helton
Executive Vice President and Chief Financial Officer

D. Michael Jack
Senior Vice President and Corporate Controller

Kurt B. Thaus
Senior Vice President and Chief Information Officer

Kevin C. Gallagher
Vice President and Corporate Secretary

C. Theodore Herbert
Vice President – Human Resources

Rudolph E. Hornacek
Vice President – Engineering

Frieda E. Ireland
Vice President – Internal Audit

J. Timothy Kleespies
Vice President and Assistant Corporate Controller

Peter L. Sereda
Vice President and Treasurer

Mark A. Steinkrauss
Vice President – Corporate Relations

James W. Twesme
Vice President – Corporate Finance

TDS Corporate Development Team

Scott H. Williamson
Senior Vice President – Acquisitions and Corporate Development

Kenneth M. Kotylo
Vice President – Acquisitions and Corporate Development

Byron A. Wertz
Vice President – Corporate Development

Paul Forshay
Director – Corporate Development

Daniel E. Loy
Director – Corporate Development

Supplemental Shareholder Information

Income (Loss) from Continuing Operations and Diluted Earnings per Share from Continuing Operations per Share were significantly affected by (1) loss on impairment of intangible assets, (2) loss on assets held for sale and impairment of assets, (3) gains and losses from marketable equity securities and other investments, and (4) ceasing the amortization of license costs and goodwill effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." An analysis of these items, net of tax and minority share, is shown below.

Year Ended or at December 31,	**2003** (as restated) [a]	2002	2001	2000	1999
Income (Loss) from Continuing Operations	**$ 60,006**	$ (987,737)	$(173,963)	$115,056	$ 291,326
Add (Subtract)					
Loss on impairment of intangible assets	**49,595**	—	—	—	—
Loss on assets held for sale and impairment of assets	**50,822**	—	—	—	—
(Gain) Loss on marketable equity securities and other investments	**10,200**	1,888,391	548,305	(15,716)	(345,938)
(Gain) Loss Adjustments	**110,617**	1,888,391	548,305	(15,716)	(345,938)
Income Tax Expense (Benefit)	**(42,717)**	(720,470)	(211,946)	15,942	135,879
Minority Share of Income	**(10,670)**	(32,664)	—	9,000	30,645
Net (Gain) Loss Adjustments	**57,230**	1,135,257	336,359	9,226	(179,414)
License and Goodwill Amortization, Net of Tax and Minority Interest[b]	—	—	29,507	26,323	26,788
As Adjusted	**$117,236**	$ 147,520	$ 191,903	$150,605	$ 138,700
Diluted Earnings per Share from Continuing Operations	**$ 1.02**	$ (16.85)	$ (2.97)	$ 1.88	$ 4.65
Net (Gain) Loss Adjustments	**0.99**	19.35	5.71	0.16	(2.87)
Net License and Goodwill Amortization	—	—	0.50	0.43	0.43
As Adjusted	**$ 2.01**	$ 2.50	$ 3.24	$ 2.47	$ 2.21

(a) Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" as discussed in the Restatement section of note 1 to the consolidated financial statements.

(b) Net Income (Loss) available to common adjusted to exclude license and goodwill amortization expense, net of tax, for the years prior to 2002, pursuant to SFAS No. 142.

USE OF NON-GAAP FINANCIAL INFORMATION

The amount of Operating Income before Depreciation, Amortization and Accretion and the As Adjusted amounts reported in the table of Financial Highlights on the inside front cover and in the above table of Supplemental Shareholder Information are non-GAAP financial measures under rules of the Securities and Exchange Commission. The reason for such information is to show the impact of amounts that have had a significant effect on measures determined under generally accepted accounting principles (GAAP). TDS does not intend to imply that any of the amounts that are included or excluded are non-recurring, infrequent or unusual or that they are not reasonably likely to recur. The non-GAAP measures are used by management to assess the operating performance of TDS. TDS believes that such non-GAAP measures provide useful information to investors regarding its results of operations in that they provide additional details regarding TDS's operating performance and facilitate comparison from period to period or with other companies. Nevertheless, such measures may not be consistent with similarly captioned measures reported by other companies, and such measures should not be construed as alternatives to measures of performance determined under GAAP.

Financial Report

Selected Consolidated Financial Data

Year Ended or at December 31,	2003 (as restated)[a]	2002 (as restated)[a]	2001	2000	1999
(Dollars in thousands, except per share amounts)					
Operating Data					
Operating Revenues	**$ 3,445,216**	$ 2,998,474	$2,588,542	$2,326,856	$2,122,346
Operating Income	**267,888**	386,355	436,155	420,066	370,393
(Gain) Loss on Marketable Securities and Other Investments	**(10,200)**	(1,888,391)	(548,305)	15,716	345,938
Income (Loss) from Continuing Operations	**60,006**	(987,737)	(173,963)	115,056	291,326
Discontinued Operations, net of tax	**(1,609)**	—	(24,092)	2,125,787	(111,492)
Cumulative Effect of Accounting Change	**(11,789)**	(7,035)	—	(3,841)	—
Net Income (Loss) Available to Common	**$ 46,191**	$ (995,199)	$ (198,513)	$2,236,498	$ 178,687
Basic Weighted Average Shares Outstanding (000s)	**57,721**	58,644	58,661	59,922	61,436
Basic Earnings per Share from:					
Continuing Operations	**$ 1.03**	$ (16.85)	$ (2.97)	$ 1.91	$ 4.72
Discontinued Operations	**(0.03)**	—	(0.41)	35.47	(1.81)
Cumulative Effect of Accounting Change	**(0.20)**	(0.12)	—	(0.06)	—
Income (Loss) Available to Common	**0.80**	(16.97)	(3.38)	37.32	2.91
Diluted Earnings per Share from:					
Continuing Operations	**1.02**	(16.85)	(2.97)	1.88	4.65
Discontinued Operations	**(0.03)**	—	(0.41)	35.06	(1.78)
Cumulative Effect of Accounting Change	**(0.20)**	(0.12)	—	(0.06)	—
Income (Loss) Available to Common	**0.79**	(16.97)	(3.38)	36.88	2.87
Dividends per Common and Series A Common Share	**$ 0.62**	$ 0.58	$ 0.54	$ 0.50	$ 0.46
Pro Forma[b]					
Net Income (Loss)	**$ 58,397**	$ (997,321)	$ (200,025)	$2,235,296	$ 177,235
Basic Earnings (Loss) per Share	**1.00**	(17.01)	(3.41)	37.29	2.88
Diluted Earnings (Loss) per Share	**$ 0.99**	$ (17.01)	$ (3.41)	$ 36.85	$ 2.84
Balance Sheet Data					
Cash and Cash Equivalents	**$ 937,651**	$ 1,298,936	$ 140,744	$ 99,019	$ 111,010
Marketable Equity Securities	**2,772,410**	1,944,939	2,700,230	4,121,904	843,280
Property, Plant and Equipment, net	**3,350,986**	3,196,243	2,544,439	2,171,801	2,081,020
Total Assets	**10,193,338**	9,671,784	8,079,574	8,667,390	5,430,257
Notes Payable	**—**	461,792	265,300	499,000	—
Long-term Debt (excluding current portion)	**1,994,913**	1,641,624	1,507,764	1,172,987	1,279,877
Prepaid Forward Contracts	**1,672,762**	1,656,616	—	—	—
Common Stockholders' Equity	**3,078,872**	3,042,222	3,518,924	3,936,067	2,448,261
Capital Expenditures	**$ 776,967**	$ 899,050	$ 700,150	$ 456,019	$ 399,631
Current Ratio[c]	**2.2**	1.7	0.8	0.5	1.4

(a) Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" as discussed in the Restatement section of note 1 to the consolidated financial statements.

(b) Pro forma amounts reflect the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143 "Accounting for Asset Retirement Obligations" in 2003.

(c) Current Ratio is calculated by dividing Current Assets by Current Liabilities. These amounts are taken directly from the consolidated balance sheets.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality telecommunications services to approximately 5.5 million wireless telephone and wireline telephone equivalent access lines in 36 states at December 31, 2003. TDS conducts substantially all of its wireless telephone operations through its 82.1%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its incumbent local exchange carrier and competitive local exchange carrier wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

The following discussion and analysis should be read in conjunction with TDS's audited consolidated financial statements and footnotes included herein and the description of TDS's business included in Item 1 of the TDS Annual Report on Form 10-K for the year ended December 31, 2003, as amended.

TDS has restated certain portions of its management's discussion and analysis of results of operations and financial condition included in its Annual Report on Form 10-K for the year ended December 31, 2003 that was originally filed on March 12, 2004. The restatement of TDS's 2003 and 2002 financial statements relates to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. Prior to January 1, 2002, TDS allocated the excess of purchase price over tangible assets and liabilities acquired to wireless license costs and goodwill. At that time, the accounting treatment for the TDS's wireless license costs and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, TDS has restated the allocation of $138.9 million of purchase price recorded as goodwill to wireless license costs as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of wireless license costs by a corresponding $90.7 million. Following these adjustments, TDS reperformed the impairment tests for its wireless license costs as of January 1, 2002, and recorded an impairment loss of $10.4 million ($20.9 million before income taxes of $8.2 million and minority interest of $2.3 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

In the first quarter of 2003, TDS had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The wireless license costs upon which the impairment was recorded in the first quarter of 2002 included the wireless license costs of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million and minority interest of $0.2 million. In the third quarter of 2003, TDS had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to wireless license costs. Consequently, income tax expense in 2003 has been reduced by $10.7 million and minority interest by $1.9 million.

In addition, as a result of the restatement discussed above, TDS also reperformed the annual impairment test for its wireless license costs for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million and minority interest of $5.4 million. This additional loss has been recorded in the second quarter of 2003. See the Restatement section of Note 1 – Summary of Significant Accounting Policies.

Amounts reported in this discussion and analysis for 2003 and 2002 reflect amounts as restated.

OVERVIEW

The following is a summary of certain selected information from the complete management discussion that follows the overview and does not contain all of the information that may be important. You should carefully read this entire management discussion and analysis and not rely solely on the overview.

U.S. Cellular – U.S. Cellular positions itself as a regional operator, focusing its efforts on providing wireless service to customers in the geographic areas where it has licenses to provide such service. U.S. Cellular differentiates itself from its competitors through a customer satisfaction strategy, reflecting broad product distribution, a customer service focus and a high-quality wireless network.

U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular's operating strategy is to strengthen the geographic areas where it can continue to build long-term operating synergies and to exit those areas where it does not have opportunities to build such synergies. Three of U.S. Cellular's most recent transactions are summarized below.

- On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34 million in cash and minority interests in six wireless markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless.

U.S. Cellular has deferred the assignment and development of 21 licenses it has the right to acquire from AT&T Wireless for up to five years from the original closing date of August 1, 2003. When this transaction is fully consummated, U.S. Cellular will have received 36 wireless licenses in 13 states, approximately $34 million in cash and minority interests in six licenses in which it previously owned the controlling interest. The licenses received are contiguous to and overlap existing U.S. Cellular licensed areas in the Midwest and Northeast.

- On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its wireless properties in southern Texas to AT&T Wireless. The closing of the transaction occurred in February 2004. The U.S. Cellular assets sold to AT&T Wireless in this transaction included wireless properties in six markets and 76,000 customers.
- On August 7, 2002, U.S. Cellular completed the acquisition of a 20 megahertz license in the Chicago basic trading area (excluding Kenosha, Wisconsin). U.S. Cellular acquired 320,000 customers in this transaction. This acquisition was important to U.S. Cellular as it filled in U.S. Cellular's coverage area in the Midwest, enabling it to expand its network to cover a contiguous area including most of Illinois, Wisconsin and Iowa.

U.S. Cellular operating income decreased 58% in 2003 and decreased 11% in 2002 primarily due to expenses related to increased customer usage along with development of the Chicago market. U.S. Cellular's operating income was significantly affected by the loss on assets held for sale and the loss on impairment of intangible assets in 2003. The operating income margins (as a percent of service revenues) were 4.9% in 2003, 13.4% in 2002 and 17.4% in 2001. TDS expects continued pressure on U.S. Cellular operating income and margins in the next few years due to slower customer growth, customer acquisition and retention, competition, increased customer usage, launching service in new areas and continued enhancements to its wireless networks. In the exchange and divestiture transactions listed above, U.S. Cellular has divested operations that were generating revenues, cash flows from operations and operating income. In exchange, U.S. Cellular received or will receive licenses that will be in a development phase for several years and also received cash. U.S. Cellular anticipates that it may require debt or equity financing over the next few years for capital expenditures, for the development of these new markets and to further its growth in the Chicago market and its other recently launched markets.

See "Results of Operations – Wireless Telephone Operations."

TDS Telecom – TDS Telecom provides high-quality telecommunication services, including full-service local exchange service, long-distance telephone service, and Internet access, to rural and suburban communities. TDS Telecom's business plan is designed to leverage TDS Telecom's strength as an incumbent local exchange carrier into a full-service telecommunications company that includes competitive local exchange carrier operations. TDS Telecom is focused on achieving three central strategic objectives: growth, market leadership, and profitability. TDS Telecom's strategy includes gaining additional market share and deepening penetration of vertical services within established markets. The strategy places primary emphasis on small and medium-sized commercial customers and residential customers.

Both incumbent local exchange carriers and competitive local exchange carriers are faced with significant challenges, including the industry decline in long-distance minutes of use and use of second lines by customers, growing competition from wireless and other wireline providers, changes in regulation, new technologies such as Voice over Internet Protocol, and the downturn in the economy. These challenges could have a material adverse effect on the financial condition, results of operations and cash flows of TDS Telecom.

Despite these challenges, TDS Telecom was able to increase customers and revenues in 2003 primarily through the increase in penetration of existing markets by its competitive local exchange operations. While the incumbent local exchange carrier operations increased revenues by four percent in 2003, the competitive local exchange operations increased revenues by 21%. TDS Telecom continues to look for ways to control costs while increasing the penetration of its competitive local exchange markets.

See "Results of Operations – Wireline Telephone Operations."

Financing Initiatives – TDS and its subsidiaries had Cash and cash equivalents totaling $937.7 million, $1,296.6 million of revolving credit facilities and an additional $75.0 million of bank lines of credit as of December 31, 2003. TDS and its subsidiaries are also generating substantial internal funds from operations. Cash flow from continuing operating activities totaled $920.4 million in 2003, $793.6 million in 2002 and $545.8 million in 2001. In addition, TDS currently has access to public and private capital markets to help meet its long-term financing needs. TDS anticipates that it may require funding over the next few years for capital expenditures, for the development of new wireless markets at U.S. Cellular and to further its growth in the Chicago market. Management believes that cash on hand, expected future cash flows from operations and existing sources of external financing provide substantial financial flexibility and are sufficient to permit TDS and its subsidiaries to finance its contractual obligations and anticipated capital expenditures.

TDS is committed to maintaining a strong balance sheet and its investment grade rating. During 2003 and 2002, TDS entered into several financing transactions that have provided financial flexibility as it continues to grow its wireless and wireline businesses.

TDS reduced its debt by redeeming $300 million of its Trust Originated Preferred Securities in 2003. Medium-term notes of $70.5 million and $51.0 million were redeemed in 2003 and 2002, respectively. TDS also repurchased 1,961,000 of its Common Shares for $92.4 million, or an average price of $47.10 in 2003.

U.S. Cellular sold $444 million of 30-year 6.7% Senior Notes in 2003 and $130 million of 30-year 8.75% Senior Notes in 2002 under an existing shelf registration statement. In December 2003, U.S. Cellular increased the capacity of its revolving credit agreement entered into in 2002 from $325 million to $700 million. U.S. Cellular also terminated its $500 million revolving credit agreement it had in place since 1997.

In 2002, TDS and U.S. Cellular monetized their investments in marketable equity securities through forward contracts which mature in 2007 and 2008, receiving proceeds of $1.6 billion.

See "Financial Resources" and "Liquidity and Capital Resources."

RESULTS OF OPERATIONS

Operating Revenues increased 15% ($446.7 million) to $3,445.2 million during 2003 and increased 16% ($410.0 million) to $2,998.5 million during 2002 from $2,588.5 million in 2001 reflecting growth in wireless customers and equivalent access lines in both years. Despite the transfer of 141,000 wireless customers to AT&T Wireless in August, wireless customers and equivalent access lines increased by 390,400 in 2003. There were no acquisitions in 2003. In 2002, internal growth added 415,200 wireless customers and equivalent access lines, while acquisitions contributed 332,000 additional wireless customers and 27,000 additional equivalent access lines. U.S. Cellular revenues increased $385.2 million to $2,582.8 million in 2003 and increased $302.8 million to $2,197.6 million in 2002 from $1,894.8 million in 2001 on 7% and 19% increases in customers, respectively. The acquisition of the Chicago market and two small markets contributed customer growth of 10% in 2002 at U.S. Cellular. TDS Telecom revenues increased $61.5 million to $862.4 million in 2003 and increased $107.2 million to $800.9 million in 2002 from $693.7 million in 2001 as equivalent access lines increased by 8% and 15%, respectively. The increase in equivalent access lines is primarily related to the growth in the competitive local exchange operations. Acquisitions contributed equivalent access line growth of 3% in 2002 at TDS Telecom.

Operating Expenses rose 22% ($565.2 million) to $3,177.3 million in 2003 and rose 21% ($459.7 million) to $2,612.1 million in 2002 from $2,152.4 million in 2001. U.S. Cellular operating expenses increased $547.4 million to $2,463.8 million during 2003 and increased $338.8 million to $1,916.4 million during 2002 from $1,577.6 million in 2001 due primarily to the costs associated with providing service to an expanding customer base, additional depreciation expense and acquisitions. Also included in U.S. Cellular's operating expenses in 2003 is $45.9 million of losses on assets of operations held for sale and $49.6 million of losses on impairment of intangible assets. TDS Telecom operating expenses increased $17.8 million to $713.5 million during 2003 and increased $121.0 million to $695.7 million during 2002 from $574.7 million in 2001. The increase in 2003 was primarily caused by increased cost of services and products, offset somewhat by a decline in competitive local exchange carrier costs by not entering new markets. The increase in 2002 was a result of the expansion of the competitive local exchange business, acquisitions and growth in incumbent local exchange carrier products and services. Also included in TDS Telecom's operating expenses in 2003 was $5.0 million of losses recorded on impairment of assets. Of this amount, $4.6 million was recorded by the competitive local exchange carriers and $0.4 million was recorded by the incumbent local exchange carriers. Operating expenses for all operations in 2003 and 2002 do not include amortization of license costs and goodwill as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142 effective January 1, 2002. Amortization expense of license costs and goodwill in 2001 totaled $36.5 million at U.S. Cellular, $6.6 million at the incumbent local exchange carriers and $0.2 million at the competitive local exchange carriers.

Operating Income decreased 31% ($118.5 million) to $267.9 million in 2003 and decreased 11% ($49.8 million) to $386.4 million in 2002 from $436.2 million in 2001. U.S. Cellular's operating income decreased 58% ($162.2 million) to $119.0 million in 2003 and decreased 11% ($36.0 million) to $281.2 million in 2002 from $317.2 million in 2001. The decline in U.S. Cellular operating income in 2003 and 2002 reflects the costs associated with the acquisition of the Chicago market and increased marketing and depreciation expenses. U.S. Cellular's operating income was significantly affected by the loss on assets held for sale and the loss on impairment of intangible assets in 2003. TDS Telecom's operating income increased 42% ($43.7 million) to $148.9 million in 2003 primarily from improved results from the competitive local exchange business. TDS Telecom's operating income decreased 12% ($13.8 million) to $105.2 million in 2002 from $119.0 million in 2001 primarily due to increased incumbent local exchange carrier and competitive local exchange carrier bad debts and increased operating losses from expanding the competitive local exchange carrier business.

Investment and Other Income (Expense) primarily includes dividend and interest income, investment income, gains and (losses) on marketable equity securities and other investments, loss on debt extinguishment and interest expense.

Dividend and interest income decreased by $37.4 million to $19.9 million in 2003 and increased by $43.1 million to $57.3 million in 2002 from $14.2 million in 2001 due primarily to a $45.3 million Deutsche Telekom common share dividend TDS received in 2002. Deutsche Telekom did not pay a dividend in 2003. The decrease in dividend income in 2003 was offset by an increase in interest income reflecting increased cash balances earning interest. Proceeds from the monetization of marketable equity securities in 2002 earned interest in short-term interest bearing accounts in 2003. See Financial Resources – Cash Flows from Continuing Financing Activities for a discussion of proceeds from the monetization activities.

Investment income, TDS's share of income in unconsolidated entities in which it has a minority interest, totaled $53.2 million in 2003, $43.7 million in 2002 and $50.6 million in 2001. TDS follows the equity method of accounting when its ownership interest of unconsolidated entities equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. Under the equity method, TDS recognizes its proportionate share of the income and losses accruing to it under the terms of partnership or shareholder agreements. The aggregate net income of these investment markets increased significantly in 2003, resulting in a corresponding increase in investment income. A one-time gain was reported by an equity method investment increasing equity income by $5.1 million in 2001.

Loss on marketable equity securities and other investments totaled $10.2 million in 2003, $1,888.4 million in 2002 and $548.3 million in 2001. In 2003, TDS recorded a $5.0 million impairment loss on a wireless investment held by TDS Telecom. Also in 2003, a $3.5 million wireless license impairment loss was recorded related to the investment in a non-operating market in Florida that remained with U.S. Cellular after the AT&T Wireless exchange. U.S. Cellular also recorded a $1.7 million impairment loss related to a minority investment in a wireless market that is accounted for using the cost method.

TDS and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, exchanges or reorganizations of other assets. TDS has not disposed of the investments primarily because their low tax cost basis would trigger a substantial taxable gain upon disposition. See Liquidity and Capital Resources – Marketable Equity Securities and Forward Contracts for a discussion on marketable equity securities.

In 2002, management determined that the decline in value of marketable equity securities relative to their cost basis was other than temporary and charged a $1,757.5 million loss to the statement of operations. TDS has subsequently utilized derivative financial instruments to eliminate the risk of recording any further other than temporary losses. See Market Risk – Marketable Equity Securities and Derivatives for a discussion of other than temporary losses.

TDS had notes receivable from Airadigm Communications, Inc. ("Airadigm") and Kington Management Corporation ("Kington") aggregating $100.6 million relating to the funding of Airadigm's operations and the purchase by Kington of certain of U.S. Cellular's minority interests in 2000. The values of the notes were directly related to the values of certain assets and contractual rights of Airadigm and the value of the minority wireless market interests. As a result of changes in business strategies and other events, a review of the Airadigm business plan and a review of the fair market value analysis of the wireless markets, including third party fair value analysis, management concluded that the notes receivable were impaired. Accordingly, TDS recorded a loss of $94.0 million in 2002 to establish a valuation allowance for the Airadigm notes receivable, write-down the Kington notes receivable and write-off of certain capitalized costs.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million related to the write-down of a wireless investment to fair value and $4.2 million related to the reduction in value of a land purchase option.

In 2001, TDS realized a loss of $644.9 million as a result of the merger between VoiceStream Wireless Corporation ("VoiceStream") and Deutsche Telekom and a gain of $96.1 million as a result of the merger between Illuminet Holdings, Inc. and VeriSign Inc. TDS recognizes gains and losses on the difference between the accounting basis of the shares given up and the fair value of the shares and cash, if any, received in merger transactions.

Loss on extinguishment of debt totaled $7.0 million in 2001 as a result of U.S. Cellular's retirement of 6% zero coupon convertible debentures also known as Liquid Yield Option Notes, with a carrying value of $25.4 million.

Interest Expense increased 30% ($39.2 million) to $171.4 million in 2003 and increased 27% ($28.5 million) to $132.2 million in 2002 from $103.7 million in 2001.

The increase in interest expense in 2003 was primarily due to amounts related to variable prepaid forward contracts ("forward contracts") ($31.7 million), the issuance of 30-year 8.75% Senior Notes ($9.6 million) by U.S. Cellular in 2002 and an increase in average short-term debt balances and related interest expense ($4.0 million). The increase in interest expense in 2003 was offset by the retirement of 9% Series A Notes in December 2002 ($4.6 million) and the $70.5 million reduction in medium-term notes ($2.5 million) in 2003.

The increase in interest expense in 2002 was primarily due to the issuance of $500 million of 7.6% Series A Notes in December 2001 ($34.8 million), interest on forward contracts ($7.8 million) entered into in 2002, and the issuance of 30-year, 9% Series A Notes ($4.6 million) and 30-year 8.75% Senior Notes ($1.8 million) by U.S. Cellular in 2002. The increase in 2002 was offset somewhat by a decrease in average short-term debt balances and related interest expense ($12.1 million), a $116.5 million reduction in Medium-term notes ($7.5 million), and a reduction in Liquid Yield Option Notes ($0.9 million). See Note 15 – Long-term Debt and Note 16 – Financial Instruments and Derivatives, for an explanation of the forward contracts and other long-term debt instruments.

Minority Interest in Income of Subsidiary Trust decreased 33% ($8.1 million) to $16.7 million in 2003 and was $24.8 million in 2002 and 2001. In September 2003, TDS redeemed all $300 million of Company-Obligated Mandatorily Redeemable Preferred Securities at par plus accrued and unpaid distributions. There was no gain or loss on this transaction.

Other income (expense), net decreased $14.4 million to $(12.0) million in 2003 and decreased $1.4 million to $2.4 million in 2002 from $3.8 million in 2001. The decrease in 2003 was primarily due to the write-off of $9.0 million of deferred debt expenses related to the $300 million of Company-Obligated Mandatorily Redeemable Preferred Securities and $70.5 million of Medium-term Notes that were redeemed in 2003. TDS also incurred $7.3 million of costs related to the prepaid forward contracts and a $3.5 million loss related to derivative accounting on the VeriSign investment in 2003.

Income Tax Expense (Benefit) was an expense of $50.4 million in 2003, a benefit of $(577.0) million in 2002 and a benefit of $(45.0) million in 2001. The tax benefit related to losses on marketable securities and other investments was $1.6 million in 2003, $720.5 million in 2002 and $211.9 million in 2001. The effective tax expense (benefit) rate was 38.5% in 2003, (37.1)% in 2002 and (25.1)% in 2001. See Note 2 – Income Taxes for further discussion of the effective tax rate.

Minority Share of Income includes the minority public shareholders' share of U.S. Cellular's net income, the minority shareholders' or partners' share of certain U.S. Cellular subsidiaries' net income or loss and other TDS minority interests. U.S. Cellular's minority public shareholders' share of U.S. Cellular's net income was reduced by $32.7 million in 2002 due to U.S. Cellular's $183.3 million, net of tax, loss on marketable equity securities and other investments in 2002.

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
Minority Share of Income			
U.S. Cellular			
Minority Public			
Shareholders' Interest	**$(10,170)**	$ 3,277	$(31,163)
Subsidiaries'			
Minority Interests	**(10,070)**	(12,281)	(8,591)
	(20,240)	(9,004)	(39,754)
Other Subsidiaries	**(140)**	(64)	(161)
	$(20,380)	$ (9,068)	$(39,915)

Discontinued Operations. TDS is party to an indemnity agreement with T-Mobile regarding certain contingent liabilities at Aerial Communications, Inc. ("Aerial") for the period prior to Aerial's merger into VoiceStream. During the third quarter of 2003 it was determined that the indemnity for certain contingent liabilities would be greater than previously provided. TDS took an additional charge of $1.6 million ($2.8 million, less income tax expense of $1.2 million), or $(0.03) per diluted share with respect to the additional liability.

The merger of Aerial with VoiceStream was completed on May 4, 2000. TDS recognized a gain of $2,125.8 million, net of income tax expense, on this transaction, in 2000. The gain was reduced by $24.1 million, net of income tax expense, or $(0.41) per diluted share, in 2001 to reflect adjustments to estimates used during the closing in the calculation of income and other tax liabilities.

Cumulative Effect of Accounting Changes. Effective January 1, 2003, TDS adopted SFAS No. 143, "Accounting for Asset Retirement Obligations" and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $11.8 million, net of taxes of $9.7 million and minority interest of $3.0 million, or $0.20 per basic and diluted share.

Effective January 1, 2002, TDS adopted SFAS No. 142 and determined that wireless license costs have indefinite lives. Upon initial adoption, TDS reviewed its wireless license costs and determined there was an impairment loss on certain licenses. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $10.4 million, net of taxes of $8.2 million and minority interest of $2.3 million, or $(0.18) per diluted share.

Effective January 1, 2002, U.S. Cellular changed its method of accounting for commissions expenses related to customer activations and began deferring expense recognition of a portion of commissions expenses in the amount of activation fees revenue deferred. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $3.4 million, net of taxes of $3.0 million and minority interest of $1.2 million, or $0.06 per diluted share.

Net Income (Loss) Available to Common totaled $46.2 million, or $0.80 per diluted share, in 2003, compared to $(995.2) million, or $(16.97) per diluted share, in 2002, and $(198.5) million, or $(3.38) per diluted share, in 2001. Amounts in 2002 and 2001 were significantly affected by losses from marketable equity securities and other investments.

WIRELESS TELEPHONE OPERATIONS

TDS provides wireless telephone service through U.S. Cellular, an 82.1%-owned subsidiary. U.S. Cellular owns, manages and invests in wireless markets throughout the United States. Growth in the customer base is the primary reason for the change in U.S. Cellular's results of operations in 2003 and 2002. The number of customers increased 7% to 4,409,000 at December 31, 2003 and increased 19% to 4,103,000 at December 31, 2002 from 3,461,000 in 2001. In 2003, U.S. Cellular added 447,000 net new customers from its marketing efforts and transferred 141,000 customers in 10 markets in Florida and Georgia to AT&T Wireless in exchange for wireless licenses. U.S. Cellular added 310,000 net new customer units from its marketing efforts and 332,000 customers from acquisitions in 2002.

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

Year Ended or at December 31,[1]	2003	2002	2001
Consolidated Markets:			
Customers	**4,409,000**	4,103,000	3,461,000
Total market population[2]	**46,267,000**	41,048,000	28,632,000
Market penetration[3]	**9.53%**	10.00%	12.09%
Markets	**147**	149	142
Cell sites in service	**4,184**	3,914	2,925
Average monthly service revenue per customer[4]	**$ 47.38**	$ 47.25	$ 46.28
Post-pay churn rate per month[5]	**1.5%**	1.8%	1.7%
Sales and marketing cost per gross customer addition[6]	**$ 380**	$ 365	$ 322
Employees	**6,225**	6,100	5,150

(1) Amounts in 2003 include the results of the 10 markets transferred to AT&T Wireless through July 31, and include the results of the 15 markets acquired and transferred from AT&T Wireless from the transfer date through December 31. Amounts in 2002 include the operations of USCOC of Chicago (as defined below) from August 7 – December 31.

(2) Represents 100% of the population of U.S. Cellular's consolidated markets, regardless of whether the market has begun marketing operations. Market penetration is calculated using 2002, 2001, and 2000 Claritas population estimates for 2003, 2002, and 2001, respectively.

(3) Market penetration is calculated by dividing customers by total market population.

(4) Average monthly service revenue per customer is calculated as follows:

Year Ended or at December 31,	2003	2002	2001
Service Revenue (000s)	**$2,423,789**	$2,098,893	$1,826,385
Divided by average customers during period (000s)	**4,263**	3,702	3,289
Divided by twelve months in each period	**12**	12	12
Average monthly revenue per customer	**$ 47.38**	$ 47.25	$ 46.28

(5) Post-pay churn rate per month represents the percentage of the customer base on post-pay service plans (i.e., service plans where customers are billed in arrears for service) which disconnects service each month. The calculation divides the total number of customers on post-pay service plans who disconnect service during the period by the number of months in such period, then divides that quotient by the average monthly post-pay service customer base for such period.

(6) For a discussion of the components of this calculation, see "Operating Expenses – Selling, General and Administrative."

On August 1, 2003, U.S. Cellular completed the transfer of the wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. In exchange, U.S. Cellular received rights to acquire controlling interests in 36 personal communication service licenses and approximately $34 million in cash and minority interests in six markets in which it previously owned a controlling interest. Of the 36 licenses, 15 were transferred to U.S. Cellular in 2003. The assignment and development of the remaining 21 licenses yet to be transferred from AT&T Wireless will be deferred by U.S. Cellular for a period of up to five years from the original closing date of August 1, 2003. U.S. Cellular will take possession of the licenses in staggered closings over that five-year period to comply with the service requirements of the Federal Communications Commission ("FCC"). The Florida and Georgia markets that were transferred to AT&T Wireless are included in consolidated operations for the first seven months of 2003.

On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20MHz, LLC, now known as United States Cellular Operating Company of Chicago, LLC ("USCOC of Chicago" or the "Chicago market") from PrimeCo Wireless Communications LLC. USCOC of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz personal communication service license in the Chicago major trading area (excluding Kenosha County, Wisconsin). The Chicago market's operations are included in consolidated operations for the entire year of 2003, but only for the period from August 7 – December 31 of 2002. The Chicago market's operations contributed to the increases in U.S. Cellular's operating revenues and expenses in both 2003 and 2002.

Prior to the fourth quarter of 2003, U.S. Cellular included costs for equipment sold to retain current U.S. Cellular customers in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in operating revenues. In the fourth quarter of 2003, TDS changed its policy for classifying retention costs and has reclassified the equipment sales revenues and cost of equipment sold related to the retention of current U.S. Cellular customers out of selling, general and administrative expense into operating revenues and cost of services and products, respectively, for each of the years presented. These reclassifications increased operating revenues by $27.3 million and $13.1 million in 2003 and 2002, respectively, and increased cost of services and products by $106.6 million, $57.2 million and $42.7 million in 2003, 2002 and 2001, respectively. Selling, general and administrative expense was reduced by $79.3 million, $44.1 million and $42.7 million in 2003, 2002 and 2001, respectively, to reflect the amounts reclassified to operating revenues and cost of services and products. These reclassifications did not have any impact on income from operations, net income, earnings per share, financial position or cash flows of TDS for any of the years presented.

Operating Revenues

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Retail service	**$1,984,671**	$1,682,020	$1,408,253
Inbound roaming	**221,737**	255,443	272,361
Long-distance and other	**217,381**	161,430	145,771
Service Revenues	**2,423,789**	2,098,893	1,826,385
Equipment sales	**158,994**	98,693	68,445
Total Operating Revenues	**$2,582,783**	$2,197,586	$1,894,830

Operating revenues increased $385.2 million, or 18%, to $2,582.8 million in 2003 from $2,197.6 million in 2002 and increased $302.8 million, or 16%, in 2002 from $1,894.8 million in 2001.

Service revenues increased $324.9 million, or 15%, to $2,423.8 million in 2003 from $2,098.9 million in 2002 and increased $272.5 million, or 15%, in 2002 from $1,826.4 million in 2001. Service revenues primarily consist of: (i) charges for access, airtime, roaming and value-added services provided to U.S. Cellular's retail customers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming ("inbound roaming"); and (iii) charges for long-distance calls made on U.S. Cellular's systems. The increases in both years were primarily due to the growth in the number of retail customers in each year. Monthly service revenue per customer averaged $47.38 in 2003, $47.25 in 2002 and $46.28 in 2001.

Retail service revenues increased $302.7 million, or 18%, to $1,984.7 million in 2003 from $1,682.0 million in 2002 and increased $273.7 million, or 19%, in 2002 from $1,408.3 million in 2001. Growth in U.S. Cellular's average customer base of 15% and 13% in 2003 and 2002, respectively, and an increase in average monthly retail service revenue per customer were the primary reasons for the increases in retail service revenue in both years. The average number of customers is affected by the timing of acquisitions and divestitures in both years, including the acquisition of the Chicago market in August 2002 and the disposition of markets to AT&T Wireless in August 2003.

Management anticipates that growth in the customer base in U.S. Cellular's wireless markets will be slower in the future, primarily as a result of the increased competition in its markets and continued penetration of the consumer market. However, as U.S. Cellular expands its operations in Chicago and into its other recently acquired markets in future years, it anticipates adding customers and revenues in those markets, increasing its overall customer and revenue growth rates.

Average monthly retail service revenue per customer increased 2% to $38.80 in 2003 from $37.86 in 2002 and increased 6% in 2002 from $35.68 in 2001. These increases were driven by an increase in average minutes of use per customer, the effect of which was partially offset by a decline in average revenue per minute of use.

Monthly local retail minutes of use per customer averaged 422 in 2003, 304 in 2002 and 216 in 2001. The increases in monthly local retail minutes of use in both years were driven by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage, as well as the acquisition of the Chicago market in 2002, whose customers used more minutes per month than the U.S. Cellular average. The impact on retail service revenue of the increased minutes of use in both years was partially offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the effects of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans. Management anticipates that U.S. Cellular's average revenue per minute of use will continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Inbound roaming revenues decreased $33.7 million, or 13%, to $221.7 million in 2003 from $255.4 million in 2002 and decreased $16.9 million, or 6%, from $272.3 million in 2001. The decreases in revenue related to inbound roaming on U.S. Cellular's systems in both years primarily resulted from a decrease in revenue per roaming minute of use, partially offset by an increase in roaming minutes used. Also contributing to the decrease in 2003 was the transfer of the Florida and Georgia markets to AT&T Wireless in August 2003; these markets had historically provided substantial amounts of inbound roaming revenue. The increases in inbound roaming minutes of use in both years were primarily driven by the overall growth in the number of customers throughout the wireless industry. The declines in revenue per minute of use in both years were primarily due to the general downward trend in negotiated rates.

Management anticipates that the future rate of growth in inbound roaming minutes of use will be reduced due to three factors:

- newer customers may roam less than existing customers, reflecting further penetration of the consumer market;
- the divestiture of U.S. Cellular's markets in Florida and Georgia in August 2003 and in southern Texas in February 2004, which have historically provided substantial inbound roaming minutes of use; and
- U.S. Cellular's roaming partners may switch their business from U.S. Cellular to other operators or to their own systems.

Management also anticipates that average inbound roaming revenue per minute of use will continue to decline, reflecting the continued general downward trend in negotiated rates.

Long-distance and other revenues increased $55.9 million, or 35%, to $217.4 million in 2003 from $161.5 million in 2002 and increased $15.7 million, or 11%, in 2002 from $145.8 million in 2001. The increase in 2003 is primarily related to the $47.2 million increase in amounts billed to U.S. Cellular's customers to offset costs related to certain regulatory mandates, such as universal service funding, wireless number portability and E-911 infrastructure. In particular, the amounts U.S. Cellular charges to its customers to offset universal service funding costs increased significantly due to changes in FCC regulations beginning April 1, 2003.

The remainder of the increases in long-distance and other revenue in both years were driven by an increase in the volume of long-distance calls billed by U.S. Cellular to other wireless carriers whose customers used U.S. Cellular's systems to make long-distance calls. This effect was partially offset in both years by price reductions primarily related to long-distance charges on roaming minutes of use as well as U.S. Cellular's increasing use of pricing plans for its customers which include long-distance calling at no additional charge.

Equipment sales revenues increased $60.3 million, or 61%, to $159.0 million in 2003 from $98.7 million in 2002 and increased $30.3 million, or 44%, in 2002 from $68.4 million in 2001. The increases in equipment sales revenues in both years primarily reflect a change in U.S. Cellular's method of distributing handsets to its agent channel. Beginning in the second quarter of 2002, U.S. Cellular began selling handsets to its agents at a price approximately equal to U.S. Cellular's cost before applying any rebates. Previously, U.S. Cellular's agents purchased handsets from third parties. Selling handsets to agents enables U.S. Cellular to provide better control over handset quality, to set roaming preferences and to pass along quantity discounts. Management anticipates that U.S. Cellular will continue to sell handsets to agents in the future, and that it will continue to provide rebates to agents who sell handsets to new and current customers.

In these transactions with agents, equipment sales revenue is recognized upon delivery of the related products to the agents, net of any anticipated agent rebates. In most cases, the agents receive a rebate from U.S. Cellular at the time the agents provide handsets to sign up new customers or retain current customers.

Handset sales to agents, net of all rebates, increased equipment sales revenues by $52.7 million in 2003 and $20.8 million in 2002. Equipment sales to customers through U.S. Cellular's non-agent channels increased $7.6 million, or 10%, to $85.5 million in 2003 from $77.9 million in 2002 and increased $9.5 million, or 14%, in 2002 from $68.4 million in 2001. Customers added to U.S. Cellular's customer base through its marketing distribution channels ("gross customer activations"), the primary driver of equipment sales revenues, increased 9% in 2003 and 14% in 2002. Gross customer activations from non-agent channels increased 5% in 2003 and 8% in 2002. The increases in gross customer activations from non-agent channels in both years were driven by an increase in store traffic in U.S. Cellular's markets and the acquisition of the Chicago market in August 2002, which added to U.S. Cellular's distribution network.

The increases in equipment sales revenues from U.S. Cellular's non-agent channels in both years were primarily attributable to the increase in handsets sold to customers for retention purposes, as U.S. Cellular continued to focus on retaining customers by offering existing customers handset pricing similar to that offered to new customers, particularly as these customers near the expiration date of their service contracts. This impact was partially offset by lower revenue per handset in both years, reflecting the reduction in sales prices to end users as a result of increased competition.

Operating Expenses

Year Ended December 31,	**2003 (as restated)**	2002	2001
(Dollars in thousands)			
System operations (excluding depreciation shown below)	**$ 576,159**	$ 492,750	$ 421,114
Cost of equipment sold	**355,150**	242,523	166,759
Selling, general and administrative	**1,004,655**	829,993	689,087
Depreciation	**374,769**	311,993	237,346
Amortization and accretion	**57,564**	39,161	63,312
Loss on impairment of intangible assets	**49,595**	—	—
Loss on assets held for sale	**45,908**	—	—
Total Operating Expenses	**$2,463,800**	$1,916,420	$1,577,618

Operating expenses increased $547.4 million, or 29%, to $2,463.8 million in 2003 from $1,916.4 million in 2002 and increased $338.8 million, or 21%, in 2002 from $1,577.6 million in 2001.

System operations expenses (excluding depreciation) increased $83.4 million, or 17%, to $576.2 million in 2003 from $492.8 million in 2002 and increased $71.7 million, or 17%, in 2002 from $421.1 million in 2001. System operations expenses include charges from landline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the landline network, charges for maintenance of U.S. Cellular's network, long-distance charges and outbound roaming expenses. The increases in system operations expenses in both years were due to the following factors:

- 7% and 34% increases, respectively, in the number of cell sites within U.S. Cellular's systems, to 4,184 in 2003 from 3,914 in 2002 and from 2,925 in 2001, as U.S. Cellular continues to expand and enhance coverage in its service areas both through acquisitions and internal growth; and
- increases in minutes of use both on U.S. Cellular's systems and by U.S. Cellular's customers using other systems while roaming.

The ongoing reductions both in the per-minute cost of usage on U.S. Cellular's systems and in negotiated roaming rates partially offset the above factors.

As a result of the above factors, the components of system operations expenses were affected as follows:

- the cost of minutes used on U.S. Cellular's systems increased $46.5 million, or 38%, in 2003 and $33.9 million, or 38%, in 2002;
- maintenance, utility and cell site expenses increased $40.3 million, or 31%, in 2003 and $28.1 million, or 27%, in 2002, as the average number of cell sites in service increased 17% and 30% in 2003 and 2002, respectively; also in markets where U.S. Cellular maintains two digital radio equipment technologies, the related costs increased on a per cell site basis as well; and

- expenses incurred when U.S. Cellular's customers used other systems when roaming decreased $3.4 million, or 1%, in 2003 and increased $9.6 million, or 4%, in 2002.

System operations expenses increased in both years due to the August 2002 acquisition of the Chicago market, as a full year of activity in the Chicago market is included in 2003 compared to only the period from August 7 – December 31 in 2002. The increases in expenses in the Chicago market in both periods were partially offset by reductions in expenses in other markets, primarily in the Midwest, when certain customers in surrounding markets used the Chicago system. Prior to acquiring the Chicago market, U.S. Cellular paid roaming charges to third parties when any of its customers roamed in the Chicago market.

Monthly systems operations expenses per customer increased 2% to $11.26 in 2003 and increased 4% to $11.09 in 2002 from $10.67 in 2001. This measurement is calculated by dividing total system operations expenses as reported for each of the annual periods by 12, then dividing that quotient by average customers during each respective 12-month period as defined in footnote 4 to the table of summarized operating data shown at the beginning of the Wireless Telephone Operations section. Management uses this measurement to assess the cost of customer usage and network usage and maintenance on a per unit basis.

In total, management expects system operations expenses to increase over the next few years, driven by the following factors:

- increases in the number of cell sites within U.S. Cellular's systems as it continues to add capacity and enhance quality in all markets, and begins development activities in new markets; and
- increases in minutes of use, both on U.S. Cellular's systems and by U.S. Cellular's customers on other systems when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's systems and on other carriers' networks. The Chicago area has historically been a high-volume roaming destination for U.S. Cellular's customers. Management anticipates that the continued integration of the Chicago market into its operations will result in a further increase in minutes of use by U.S. Cellular's customers on its systems and a corresponding decrease in minutes of use by its customers on other systems, resulting in a lower overall increase in minutes of use by U.S. Cellular's customers on other systems. Such a shift in minutes of use would reduce U.S. Cellular's per-minute cost of usage in the future, to the extent that U.S. Cellular's customers use U.S. Cellular's systems rather than other carriers' networks. Additionally, U.S. Cellular's acquisition and subsequent buildout of licensed areas received in the AT&T Wireless exchange transaction may shift more minutes of use to U.S. Cellular's systems, as many of these licensed areas are major roaming destinations for U.S. Cellular's current customers.

Cost of equipment sold increased $112.7 million, or 46%, to $355.2 million in 2003 from $242.5 million in 2002 and increased $75.7 million, or 45%, in 2002 from $166.8 million in 2001. The increases in both years are primarily due to the $80.7 million and $56.1 million increases, respectively, in handset costs related to the sale of handsets to agents beginning in the second quarter of 2002. Cost of equipment sold from non-agent channels increased $31.9 million, or 17%, in 2003 and increased $19.7 million, or 12%, in 2002. The increase in cost of equipment sold from non-agent channels in both years primarily reflects the increase in handsets sold to customers for retention purposes, as U.S. Cellular continued to focus on retaining customers by offering existing customers handset pricing similar to that offered to new customers as the expiration date of customers' service contracts approached. Also contributing were the respective 5% and 8% increases in gross customer activations from non-agent channels in 2003 and 2002.

Selling, general and administrative expenses increased $174.7 million, or 21%, to $1,004.7 million in 2003 from $830.0 million in 2002 and increased $140.9 million, or 20%, in 2002 from $689.1 million in 2001. Selling, general and administrative expenses primarily consist of salaries, commissions and expenses of field sales and retail personnel and offices; agent commissions and related expenses; corporate marketing, merchandise management and telesales department salaries and expenses; advertising; and public relations expenses. Selling, general and administrative expenses also include the costs of operating U.S. Cellular's customer care centers, the costs of serving customers and the majority of U.S. Cellular's corporate expenses.

The increase in selling, general and administrative expenses in 2003 is primarily due to the following factors:

- a $38.4 million increase in advertising costs, primarily related to the continued marketing of the U.S. Cellular brand in the Chicago market and the marketing of U.S. Cellular's data-related wireless services;
- a $30.1 million increase in expenses related to payments into the federal universal service fund, based on an increase in rates due to changes in the FCC regulations, substantially all of which is offset by increases in long-distance and other revenue for amounts passed through to customers; and
- a $29.3 million increase in billing-related expenses, primarily due to the expenses related to the maintenance of the Chicago market's billing system and the transition to the system used in U.S. Cellular's other operations in July 2003.

In 2002, the increase in selling, general and administrative expenses was primarily due to the following factors:

- a $40.0 million increase in general and administrative expenses due to the acquisition and operation of the Chicago market;
- a $35.0 million increase in bad debt expense; and
- a $25.7 million increase in advertising costs, primarily related to the launch of the U.S. Cellular brand in the Chicago market.

In both years, increases were also attributable to the rise in salaries and other employee-related expenses associated with acquiring, serving and retaining customers, primarily as a result of the acquisition of the Chicago market as well as the increase in U.S. Cellular's customer base.

In 2003, the increase in salaries and other sales-related costs is also attributable to the expenses incurred in preparation for U.S. Cellular's launch of data-related wireless services in its markets. In 2002, the increase was also related to enhancements made to U.S. Cellular's merchandise management and telesales processes and the development of data services strategies.

In 2002, U.S. Cellular changed its accounting for commissions expenses, reflecting a change in its application of Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements." Effective January 1, 2002, U.S. Cellular began deferring expense recognition of a portion of its commissions expenses, equal to the amount of deferred activation fees revenue. U.S. Cellular recognizes the related commissions expense over the average customer service period, currently estimated to be 48 months. This change resulted in a reduction in selling, general and administrative expenses of $2.8 million in 2002. Pursuant to this change, beginning in 2002 equivalent amounts of revenue and expense are deferred and amortized, which results in better matching for purposes of reporting operating income, net income and diluted earnings per share. See "Cumulative Effect of a Change in Accounting Principle" for more information on the impact of SAB No. 101 on TDS's results.

Sales and marketing cost per gross customer activation totaled $380 in 2003, $365 in 2002 and $322 in 2001. Sales and marketing cost per gross customer activation is not calculable using financial information derived directly from the statements of operations. The definition of sales and marketing cost per gross customer activation that U.S. Cellular uses as a measure of the cost to acquire additional customers through its marketing distribution channels may not be comparable to similarly titled measures that are reported by other companies. Below is a summary of sales and marketing cost per gross customer activation for each period.

Year Ended December 31,	**2003**	2002	2001
(Dollars in thousands, except per customer amounts)			
Components of cost			
Selling, general and administrative expenses related to the acquisition of new customers(1)	**$ 428,944**	$ 368,888	$ 297,239
Cost of equipment sold to new customers(2)	**248,539**	185,283	124,028
Less equipment sales revenue from new customers(3)	**(162,402)**	(100,164)	(68,445)
Total costs	**$ 515,081**	$ 454,007	$ 352,822
Gross customer activations (000s)(4)	**1,357**	1,244	1,095
Sales and marketing cost per gross customer activation	**$ 380**	$ 365	$ 322

(1) Selling, general and administrative expenses related to the acquisition of new customers is reconciled to total selling, general and administrative expenses as follows:

Year Ended December 31,	**2003**	2002	2001
(Dollars in thousands)			
Selling, general and administrative expenses as reported	**$1,004,655**	$829,993	$689,087
Less expenses related to serving and retaining customers	**(575,711)**	(461,105)	(391,848)
Selling, general and administrative expenses related to the acquisition of new customers	**$ 428,944**	$368,888	$297,239

(2) Cost of equipment sold, excluding amounts related to the retention of existing customers is reconciled to total cost of equipment sold as follows:

Year Ended December 31,	**2003**	2002	2001
(Dollars in thousands)			
Cost of equipment sold as reported	**$ 355,150**	$242,523	$166,759
Less cost of equipment sold related to the retention of existing customers	**(106,611)**	(57,240)	(42,731)
Cost of equipment sold to new customers	**$ 248,539**	$185,283	$124,028

(3) Equipment sales revenues, excluding amounts related to the retention of existing customers is reconciled to total equipment sales revenues as follows:

Year Ended December 31,	**2003**	2002	2001
(Dollars in thousands)			
Equipment sales revenues as reported	**$ 158,994**	$ 98,693	$ 68,445
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates*	**(27,328)**	(13,108)	—
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	**30,736**	14,579	—
Equipment sales revenues from new customers	**$ 162,402**	$100,164	$ 68,445

* In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in equipment sales revenues. In 2003 and part of 2002, these revenues were recorded in selling, general and administrative expenses as a reduction of the cost of equipment sold to retain current customers. In order to conform the operating results for 2003 and part of 2002 for which these revenues were recorded in selling, general and administrative expenses to the current period presentation, U.S. Cellular reclassified the revenues related to retaining current customers in these periods as equipment sales revenues.

(4) Gross customer activations represent customers added to U.S. Cellular's customer base during the respective periods presented, through its marketing distribution channels.

Monthly general and administrative expenses per customer, including the net costs related to the renewal or upgrade of service contracts of existing customers ("net customer retention costs"), increased 15% to $13.40 in 2003 and increased 6% to $11.70 in 2002 from $11.01 in 2001. Management uses this measurement to assess the cost of serving and retaining its customers on a per unit basis.

This measurement is reconciled to total selling, general and administrative expenses as follows:

Year ended December 31,	2003	2002	2001
(Dollars in thousands, except per customer amounts)			
Components of cost[(1)]			
Selling, general and administrative expenses as reported	**$1,004,655**	$ 829,993	$ 689,087
Less selling, general and administrative expenses related to the acquisition of new customers	**(428,944)**	(368,888)	(297,239)
Add cost of equipment sold related to the retention of existing customers	**106,611**	57,240	42,731
Less equipment sales revenues related to the retention of existing customers, excluding agent rebates	**(27,328)**	(13,108)	—
Add agent rebate reductions of equipment sales revenues related to the retention of existing customers	**30,736**	14,579	—
Net cost of serving and retaining customers	**$ 685,730**	$ 519,816	$ 434,579
Divided by average customers during period (000s)[(2)]	**4,263**	3,702	3,289
Divided by twelve months in each period	**12**	12	12
Average monthly general and administrative expenses per customer	**$ 13.40**	$ 11.70	$ 11.01

(1) These components were previously identified in the table which calculates sales and marketing cost per customer activation and related footnotes shown on page 30.

(2) Average customers for each respective period were previously defined in footnote 4 to the table of summarized operating data shown on page 26.

Depreciation expense increased $62.8 million, or 20%, to $374.8 million in 2003 from $312.0 million in 2002 and increased $74.7 million, or 31%, in 2002, from $237.3 million in 2001. The increases in both years reflect rising average fixed asset balances, which increased 23% in 2003 and 31% in 2002. Increased fixed asset balances in both 2003 and 2002 resulted from the following factors:

- the addition of 507 and 437 new cell sites in 2003 and 2002, respectively, built to improve coverage and capacity in U.S. Cellular's markets;
- the acquisition of the Chicago market in 2002;
- U.S. Cellular's migration of its network toward a single digital equipment platform, which began during the second half of 2002;
- the addition of digital radio channels to U.S. Cellular's network to accommodate increased usage; and
- investments in U.S. Cellular's billing and office systems.

See Liquidity and Capital Resources – Capital Expenditures for further discussion of U.S. Cellular's capital expenditures.

In addition to the above factors, in 2003, U.S. Cellular took certain cell sites, in which its antennae were co-located on third parties' towers, out of service, writing off the remaining net book value of the related assets. This write-off increased depreciation expense by $7.0 million in 2003. These cell sites were acquired from another carrier in a 2001 transaction. U.S. Cellular recorded $11.6 million less depreciation expense in 2003 than in 2002 as depreciation on the properties transferred to AT&T Wireless in the exchange transaction was only recorded through March 2003 in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

In 2002, depreciation expense increased $15.0 million due to a charge to reflect the write-off of certain analog equipment based on fixed asset inventory reviews performed in 2002.

Amortization and accretion expense increased $18.4 million, or 47%, to $57.6 million in 2003 from $39.2 million in 2002 and decreased $24.2 million, or 38%, in 2002 from $63.4 million in 2001. The increase in 2003 is primarily driven by the $11.1 million increase in amortization related to the customer list intangible assets and other deferred charges acquired in the Chicago market transaction during 2002. The customer list assets are amortized based on the average customer retention periods related to each customer list.

In accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations," as of January 1, 2003, U.S. Cellular began accreting liabilities for future remediation obligations associated with leased properties. Such accretion expense totaled $4.4 million in 2003.

In accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002, U.S. Cellular no longer amortizes previously recorded goodwill and intangible assets with indefinite lives. These assets will be subject to periodic impairment tests, which will be conducted annually or more often if necessary. In 2001, amortization of these intangibles totaled $36.5 million.

Loss on impairment of intangible assets totaled $49.6 million in 2003. In conjunction with the restatement related to SFAS No. 142, the annual impairment test was reperformed for wireless license costs for 2003, which was originally performed during the second quarter of 2003. The carrying value of the wireless license costs in each reporting unit was compared to the estimated fair value of the wireless license costs in each reporting unit. The license values in two reporting units were determined to be impaired and a loss of $49.6 million was recorded. See "Application of Critical Accounting Policies and Estimates – Investments in Licenses and Goodwill" for further discussion of TDS's and U.S. Cellular's intangible asset impairment testing.

Loss on assets held for sale totaled $45.9 million in 2003. Of this total, $23.9 million represents the difference between the fair value of the licenses U.S. Cellular received and expects to receive in the AT&T Wireless exchange transaction completed on August 1, 2003, as determined by an independent valuation, and the recorded value of the Florida and Georgia market assets it transferred to AT&T Wireless. The loss also includes a $22.0 million write-down related to the wireless assets to be sold to AT&T Wireless in February 2004.

Operating Income

Operating income decreased $162.2 million, or 58%, to $119.0 million in 2003 from $281.2 million in 2002 and decreased $36.0 million, or 11%, in 2002 from $317.2 million in 2001. The operating income margins (as a percent of service revenues) were 4.9% in 2003, 13.4% in 2002 and 17.4% in 2001.

The declines in operating income and operating income margin in both years reflect the following:

- increased selling, general and administrative expenses, primarily driven by the acquisition and subsequent transition of the Chicago market's operations and billing system; and additional costs related to advertising and marketing the U.S. Cellular brand, especially in the Chicago market, and related to the launch of U.S. Cellular's data-related wireless services in certain markets;
- increased depreciation expense, driven by an increase in average fixed assets related to ongoing improvements to and the expansion of U.S. Cellular's wireless network;
- increased system operations expenses, primarily driven by increases in the number of cell sites and increases in the number of minutes used by U.S. Cellular's customers and roaming customers on U.S. Cellular's network; and
- increased equipment subsidies, primarily due to U.S. Cellular's practice of selling handsets to agents; this practice began in 2002 and increased the volume of handset sales, as well as the increase in customer retention-related equipment transactions.

Operating income and operating income margin in 2003 also reflect:

- the losses on assets held for sale related to both the exchange transaction and pending sale transaction involving AT&T Wireless; and
- the loss on impairment of intangible assets.

These expense increases were partially offset by increased service revenues, which were driven by growth in the number of customers served by U.S. Cellular's systems and increases in average monthly revenue per customer.

U.S. Cellular expects most of the above factors, except for those related to the transition of the Chicago market and the losses on assets held for sale and impairments, to continue to have an effect on operating income and operating margins for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S. Cellular's operating results, may cause operating income and operating margins to fluctuate over the next several quarters.

Related to U.S. Cellular's acquisition and subsequent transition of the Chicago market's operations, U.S. Cellular plans to incur additional expenses in 2004 as it competes in the Chicago market. Additionally, U.S. Cellular plans to build out its network into other as yet unserved portions of its licensed areas, and will begin sales and marketing operations in those areas in the next few years. U.S. Cellular also incurred additional expenses related to its launch of data-related wireless services in many of its markets in 2003, and expects to incur expenses related to its continued marketing of data-related wireless services in the next few years. As a result, depending on the timing and effectiveness of these initiatives, U.S. Cellular's operating income may range from $160 million to $210 million in 2004, compared to operating income of $119 million in 2003. Its corresponding operating margins may range from 6% to 8% in 2004, compared to an operating margin of 4.9% in 2003.

U.S. Cellular anticipates that service revenues will total approximately $2.5 billion in 2004, compared to service revenues of $2.4 billion in 2003. The anticipated service revenue growth in 2004 reflects the effects of the sale of properties to AT&T Wireless in February 2004, the markets transferred to AT&T Wireless in the exchange transaction completed in August 2003, the continued growth in U.S. Cellular's customer base and the continued marketing of data-related wireless services in its markets.

Depending on the timing and effectiveness of its marketing efforts in new markets, U.S. Cellular anticipates that its customer base will grow 7% to 8% in 2004, substantially all from net customer additions gained through its marketing channels. However, management anticipates that average monthly service revenue per customer will decrease slightly, as retail service revenue per minute of use and inbound roaming revenue per minute of use decline.

Depending on the timing and effectiveness of its marketing efforts in new markets, U.S. Cellular anticipates that its operating expenses will increase by a range of 3% to 5% during 2004. U.S. Cellular does not anticipate recording a significant adjustment to the loss on assets held for sale in 2004 related to the sale of properties to AT&T Wireless in February 2004. U.S. Cellular anticipates that its net costs associated with customer growth, service and retention, initiation of new services, launches in new markets and fixed asset additions will continue to grow, causing overall expenses to increase compared to 2003.

U.S. Cellular anticipates that its net customer retention costs will increase in the future as it migrates to a single digital technology platform and certain customers will require new handsets. In addition, continued competitive pressures and an increase in per unit handset costs will require U.S. Cellular to incur increased net customer retention costs.

Management believes there exists a seasonality in both service revenues, which tend to increase more slowly in the first and fourth quarters due to variations in customer usage patterns in those periods, and operating expenses, which tend to be higher in the fourth quarter due to increased marketing activities and customer growth, which may cause operating income to vary from quarter to quarter. Management anticipates that the impact of such seasonality may decrease in the future, particularly as it relates to operating expenses, as the proportion of full year customer activations derived from fourth quarter holiday sales is expected to decline to reflect ongoing, rather than seasonal, promotions of U.S. Cellular's products.

Effects of Competition on Operating Income

U.S. Cellular competes directly with several wireless communications services providers, including enhanced specialized mobile radio service providers, in each of its markets. In general, there are between five and seven competitors in each wireless market in which U.S. Cellular provides service. U.S. Cellular generally competes against each of the six near-nationwide wireless companies: Verizon Wireless, Sprint PCS (and affiliates), Cingular Wireless, AT&T Wireless, T-Mobile and Nextel. However, not all six competitors operate in each market where U.S. Cellular does business. U.S. Cellular believes these competitors have substantially greater financial, technical, marketing, sales, purchasing and distribution resources than it does.

The use of national advertising and promotional programs by such national wireless operators may be a source of additional competitive and pricing pressures in all U.S. Cellular markets, even if those operators may not provide service in a particular market. U.S. Cellular provides wireless services comparable to the national competitors, but the other wireless companies operate in a wider geographic area and are able to offer no- or low-cost roaming and long-distance calling packages over a wider area on their own networks than U.S. Cellular can offer on its network. If U.S. Cellular offers the same calling area as one of these competitors, it will incur roaming charges for calls made in portions of the calling area that are not part of its network.

In the Midwest, U.S. Cellular's largest contiguous service area, it can offer larger regional service packages without incurring significant roaming charges than it is able to offer in other parts of its network. U.S. Cellular also employs a customer satisfaction strategy throughout its markets which it believes has contributed to a relatively low churn rate and has had a positive impact on its cost to acquire and serve customers.

Some of U.S. Cellular's competitors bundle other services, such as landline telephone service and Internet access, with their wireless communications services, which U.S. Cellular either does not have the ability to offer or has chosen not to offer.

In addition, U.S. Cellular competes against both larger and smaller regional wireless companies in certain areas, including ALLTEL, Western Wireless, Rural Cellular Corporation, and against resellers of wireless services. Since each of these competitors operates on systems using spectrum licensed by the FCC and has comparable technology and facilities, competition for customers among these systems in each market is principally on the basis of quality of service, price, size of area covered, services offered and responsiveness of customer service.

Since U.S. Cellular's competitors do not disclose their subscriber counts in specific regional service areas, market share for the competitors in each regional market cannot be accurately determined.

Effects of Wireless Number Portability on Operating Income

The FCC mandate requiring that all wireless carriers be capable of facilitating wireless number portability became effective on November 24, 2003. At that time, all wireless providers in the largest 100 metropolitan statistical areas in the United States allowed a customer to retain, subject to certain geographical limitations, their existing telephone number when switching from one telecommunications carrier to another. For metropolitan statistical areas outside the largest 100, wireless providers that receive a request to allow an end user to port their number must be capable of doing so within six months of receiving the request or within six months after November 24, 2003, whichever is later.

U.S. Cellular has been successful in facilitating number portability requests in a timely manner. The implementation of wireless number portability has not had a material effect on U.S. Cellular's results of operations to date. However, U.S. Cellular is unable to predict the impact that the implementation of number portability will have on its overall business. The implementation of wireless number portability will likely increase churn rates for U.S. Cellular and other wireless companies, as the ability of customers to retain their wireless telephone numbers removes a significant barrier for customers who wish to change wireless carriers. U.S. Cellular believes that it may be able to obtain additional new customers that wish to change their service from other wireless carriers as a result of wireless number portability. The future volume of any porting requests, and the processing costs related thereto, may increase U.S. Cellular's operating costs in the future. Any of the above factors could have an adverse effect on U.S. Cellular's competitive position, costs of obtaining new subscribers, liquidity, financial position and results of operations.

WIRELINE TELEPHONE OPERATIONS

TDS operates its wireline telephone operations through TDS Telecommunications Corporation ("TDS Telecom"), a wholly-owned subsidiary. TDS Telecom served 1,087,000 equivalent access lines at the end of 2003, an increase of 84,400 lines over 2002. At the end of 2002, TDS Telecom served 1,002,600 equivalent access lines, an increase of 132,200 equivalent access lines over

2001. TDS Telecom provides service through incumbent local exchange carriers and through competitive local exchange carriers. Equivalent access lines are derived by converting each high capacity data line to the estimated equivalent number, in terms of capacity, of switched access lines.

TDS Telecom's incumbent local exchange carriers served 722,200 equivalent access lines at the end of 2003 compared to 711,200 at the end of 2002 and 678,300 at the end of 2001. The incumbent local exchange carrier operations have grown through internal growth and acquisitions. Internal growth added 11,000 lines in 2003, 5,900 lines in 2002 and 13,800 lines in 2001. Acquisitions added 27,000 lines in 2002 and 44,900 in 2001.

TDS Telecom's competitive local exchange carriers served 364,800 equivalent access lines at the end of 2003 compared to 291,400 lines at the end of 2002 and 192,100 lines at the end of 2001. Internal growth in equivalent access lines has occurred as competitive local exchange carrier operations have increased their presence in current markets.

TDS Telecom Operating Income

Year Ended December 31,	**2003**	2002	2001
(Dollars in thousands)			
Incumbent Local Exchange Carrier Operations			
Operating Revenues	**$652,782**	$626,787	$576,817
Operating Expenses	**477,900**	458,873	414,901
Operating Income	**174,882**	167,914	161,916
Competitive Local Exchange Carrier Operations			
Operating Revenues	**213,501**	176,602	118,812
Operating Expenses	**239,478**	239,327	161,785
Operating (Loss)	**(25,977)**	(62,725)	(42,973)
Intra-company Elimination			
Revenue	**(3,850)**	(2,501)	(1,917)
Expense	**(3,850)**	(2,501)	(1,917)
TDS Telecom Operating Income	**$148,905**	$105,189	$118,943

TDS Telecom's operating income increased 42% ($43.7 million) to $148.9 million in 2003 primarily from improved results from the competitive local exchange business. TDS Telecom's operating income decreased 12% ($13.8 million) to $105.2 million in 2002 from $119.0 million in 2001 primarily due to increased incumbent local exchange carrier and competitive local exchange carrier bad debts and increased operating expenses from expanding the competitive local exchange carrier business.

For 2004, TDS Telecom expects modest revenue growth with revenues from the incumbent local exchange carrier operations in the range of $640 million to $650 million and revenues from the competitive local exchange carrier operations in the range of $250 million to $260 million. Operating income from the incumbent local exchange carrier is anticipated to range from $170 million to $180 million while competitive local exchange carrier operating losses are anticipated to range from $(30) million to $(20) million.

Following is a table of summarized operating data for TDS Telecom's incumbent local exchange carrier "ILEC" and competitive local exchange carrier "CLEC" operations.

Year Ended December 31,	**2003**	2002	2001
ILEC equivalent access lines	**722,200**	711,200	678,300
Growth in ILEC equivalent access lines:			
Acquisitions	**—**	27,000	44,900
Internal growth	**11,000**	5,900	13,800
ILEC average monthly revenue per equivalent access line[1]	**$ 75.81**	$ 74.71	$ 74.96
CLEC equivalent access lines	**364,800**	291,400	192,100
CLEC average monthly revenue per equivalent access line[2]	**$ 54.66**	$ 60.13	$ 67.89
TDS Telecom employees	**3,460**	3,570	3,410

(1) ILEC average monthly service per equivalent access line is calculated as follows:

Year Ended or at December 31,	**2003**	2002	2001
Total ILEC revenue per statement of operations (000s)	**$652,782**	$626,787	$576,817
Divided by average ILEC equivalent access lines during period (000s)	**717.6**	699.1	641.2
Divided by twelve months in each year	**12**	12	12
ILEC average monthly revenue per equivalent access line	**$ 75.81**	$ 74.71	$ 74.96

(2) CLEC average monthly revenue per equivalent access line is calculated as follows:

Year Ended or at December 31,	**2003**	2002	2001
Total CLEC revenue per statement of operations (000s)	**$213,501**	$176,602	$118,812
Divided by average CLEC equivalent access lines during period (000s)	**325.5**	244.7	145.8
Divided by twelve months in each year	**12**	12	12
CLEC average monthly revenue per equivalent access line	**$ 54.66**	$ 60.13	$ 67.89

Incumbent Local Exchange Carrier Operations

Operating Revenues

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Local Service	**$199,552**	$192,511	$179,529
Network access and long-distance	**362,917**	346,597	319,410
Miscellaneous	**90,313**	87,679	77,878
Total Incumbent Local Exchange Revenues	**$652,782**	$626,787	$576,817

Operating revenues increased 4% ($26.0 million) to $652.8 million in 2003 and increased 9% ($50.0 million) to $626.8 million in 2002 from $576.8 million in 2001. Average monthly revenue per incumbent local exchange equivalent access line was $75.81 in 2003, $74.71 in 2002 and $74.96 in 2001.

Local service revenues (provision of local telephone exchange service within the franchise serving area of TDS Telecom's incumbent local exchange carriers) increased 4% ($7.1 million) to $199.6 million in 2003 and increased 7% ($13.0 million) to $192.5 million in 2002 from $179.5 million in 2001. Average monthly local service revenue per equivalent access line was $23.17 in 2003, $22.95 in 2002 and $23.33 in 2001. Equivalent access line growth, excluding acquisitions, resulted in increases in revenues of $3.0 million and $1.4 million in 2003 and 2002, respectively. Acquisitions increased revenues by $2.1 million, and $10.6 million in 2003 and 2002, respectively. The sale of custom calling and advanced features increased revenues by $2.9 million in 2003 and $2.1 million in 2002.

Network access and long-distance revenues (compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks and reselling long-distance service) increased 5% ($16.3 million) to $362.9 million in 2003 and increased 9% ($27.2 million) to $346.6 million in 2002 from $319.4 million in 2001. Average monthly network access and long-distance revenue per equivalent access line was $42.15 in 2003, $41.31 in 2002 and $41.51 in 2001. Acquisitions increased revenues by $5.2 million in 2003 and $17.2 million in 2002. Long-distance service revenues increased by $3.6 million in 2003 and $11.4 million in 2002. Revenue generated from increased network usage increased $5.0 million in 2003 and $1.6 million in 2002. Compensation from state and national revenue pools for recovery of the expense of providing network access increased $0.2 million in 2003 and decreased $3.5 million in 2002.

Miscellaneous revenues (charges for (i) leasing, selling, installing and maintaining customer premise equipment, (ii) providing billing and collection services, (iii) providing Internet services and (iv) selling of digital broadcast satellite receivers) increased 3% ($2.6 million) to $90.3 million in 2003 and increased 13% ($9.8 million) to $87.7 million in 2002 from $77.9 million in 2001. Acquisitions increased revenues by $1.4 million in 2003 and $9.6 million in 2002. Revenue from data transmission services including Internet service and digital subscriber line services increased $3.8 million in 2003 and $7.8 million in 2002. Billing and collection revenues increased by $0.7 million in 2003 and declined $6.3 million in 2002. Revenue from computer networking services declined $5.1 million in 2003 due to the migration of this service into other product lines.

Operating Expenses

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cost of services and products (exclusive of depreciation and amortization included below)	**$167,342**	$142,618	$119,455
Selling, general and administrative expense	**180,171**	186,023	163,659
Depreciation and amortization	**130,036**	130,232	131,787
Loss on asset impairments	**351**	—	—
Total Incumbent Local Exchange Expenses	**$477,900**	$458,873	$414,901

Operating expenses increased 4% ($19.0 million) to $477.9 million in 2003 and increased 11% ($44.0 million) to $458.9 million in 2002 from $414.9 million in 2001. Expenses in 2003 included $7.7 million related to an early retirement incentive plan offered to employees eligible for retirement. Incumbent local exchange carrier expenses as a percent of revenues were 73.2% in 2003, 73.2% in 2002 and 71.9% in 2001.

Cost of services and products increased 17% ($24.7 million) to $167.3 million in 2003 and increased 19% ($23.1 million) to $142.6 million in 2002 from $119.5 million in 2001. The cost of providing Internet service, digital subscriber line service and long-distance service to an increased customer base increased expenses by $7.3 million in 2003 and $13.5 million in 2002. Cost of goods sold related to digital subscriber line service and business systems increased $3.4 million in 2003. Access costs increased by $3.7 million in 2003. Local telephone company payroll increased $5.9 million in 2003 and $1.3 million in 2002 with the majority of the 2003 increase related to costs associated with an early retirement plan. Acquisitions increased expenses by $2.9 million and $8.3 million in 2003 and 2002, respectively.

Selling, general and administrative expenses decreased 3% ($5.9 million) to $180.2 million in 2003 and increased 14% ($22.3 million) to $186.0 million in 2002 from $163.7 million in 2001. Acquisitions increased expenses by $2.7 million in 2003 and by $14.6 million in 2002. Bad debt expense recorded in 2002 included $7.8 million related to the write-off of pre-petition accounts receivable due to the bankruptcy of WorldCom and Global Crossing. In 2003, the incumbent local exchange carriers recovered $2.7 million of the bad debt write-offs related to the WorldCom bankruptcy filing. Corporate management expenses increased $10.5 million in 2003 partially reflecting expense related to an employee retirement incentive plan.

Depreciation and amortization expenses decreased slightly to $130.0 million in 2003 and decreased 1% ($1.6 million) to $130.2 million in 2002 from $131.8 million in 2001. Investment in plant and equipment decreased $4.5 million in 2003 and increased $16.6 million in 2002. In accordance with SFAS No. 142, effective January 1, 2002, TDS Telecom no longer amortizes telephone franchise costs (goodwill). No impairment charge was required upon the completion of the goodwill impairment reviews in 2003 and 2002. Amortization expense of goodwill amounted to $6.6 million in 2001.

Operating income increased 4% ($7.0 million) to $174.9 million in 2003 and increased 4% ($6.0 million) to $167.9 million in 2002 from $161.9 million in 2001. The local telephone operating margin was 26.8% in 2003, 26.8% in 2002 and 28.1% in 2001. Operating margin was impacted in 2003 by costs associated with an early retirement incentive plan totaling $7.7 million. Operating margin decreased in 2002 due to bad debt expenses related to the bankruptcy filings of WorldCom and Global Crossing. The increase in operating margin in 2001 was caused by the growth in revenue along with the emphasis on controlling costs.

TDS Telecom's incumbent local exchange carrier operations are subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." TDS Telecom periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. TDS Telecom believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

Competitive Local Exchange Carrier Operations

TDS Telecom's competitive local exchange operations strategy maintains a geographic focus and is designed to leverage TDS Telecom's existing management and infrastructure to complement TDS Telecom's incumbent local exchange carrier operations clustering strategy. TDS Telecom has followed a strategy of controlled entry into certain targeted mid-size communities, regionally proximate to existing TDS Telecom facilities and service areas, with facilities-based entry as a competitive local exchange operations. TDS Telecom's strategy is to be the leading alternative provider for customers' wired telecommunications needs in its competitive local exchange markets.

TDS Telecom's first competitive local exchange operations, TDS Metrocom, became operational providing service in Madison, Wisconsin in January 1998. TDS Metrocom is a facilities-based, full-service alternative to the incumbent local exchange carrier, providing both voice and data services to commercial and consumer accounts, as well as wholesale services to inter-exchange carriers and other carriers. TDS Telecom also began offering local service through USLink on a resale basis in 1998 in Minnesota. TDS Metrocom operates in the Madison, greater Fox Valley, suburban Milwaukee, Racine, Kenosha, Janesville and Beloit, Wisconsin markets, in the Rockford and Lake County, northern suburbs of Chicago, Illinois markets, and in the greater Grand Rapids, Kalamazoo, Battle Creek, Holland, Grand Haven, Lansing, Jackson, Ann Arbor and the western suburbs of Detroit, Michigan markets. Equivalent access lines increased by 25% in 2003 (73,400), 52% in 2002 (99,300) and 71% (80,000) in 2001.

Operating Revenues

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Total Competitive Local Exchange Revenues	**$213,501**	$176,602	$118,812

Operating revenues (revenue from the provision of local and long-distance telephone service and access revenue from long-distance providers) increased 21% ($36.9 million) to $213.5 million in 2003, and increased 49% ($57.8 million) to $176.6 million in 2002 from $118.8 million in 2001. The increases were primarily due to the increases in equivalent access lines in both years. Average monthly revenue per equivalent access line was $54.66 in 2003, $60.13 in 2002 and $67.89 in 2001. The decline in average monthly revenue per equivalent access line is primarily related to FCC orders that have reduced the amount that can be charged to Internet service providers and long-distance carriers.

Operating Expenses

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cost of services and products (exclusive of depreciation and amortization included below)	**$ 86,377**	$ 85,909	$ 64,827
Selling, general and administrative expense	**115,175**	124,359	79,384
Depreciation and amortization	**33,363**	29,059	17,574
Loss on asset impairments	**4,563**	—	—
Total Competitive Local Exchange Expenses	**$239,478**	$239,327	$161,785

Operating expenses increased slightly to $239.5 million in 2003 and increased 48% ($77.5 million) to $239.3 million in 2002 from $161.8 million in 2001. Operating expenses remained flat in 2003 as the competitive local exchange carriers did not expand into any new markets. Expenses have been shifted from expanding into new markets to penetrating current markets. In 2003, the competitive local exchange carriers recovered $1.4 million of bad debt write-offs related to WorldCom and Global Crossing bankruptcies in 2002 and reduced bad debt expenses by $7.4 million as a result of improved credit policies. Expenses in 2002 include a $2.4 million charge relating to the bankruptcies discussed above and an increase in retail bad debt expense of $8.6 million. In 2003, TDS Metrocom recorded a $4.6 million loss on impairment of assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This impairment relates to assets in a market that TDS Metrocom subsequently decided not to enter.

Operating loss totaled $26.0 million in 2003, $62.7 million in 2002 and $43.0 million in 2001. Operating losses from competitive local exchange operations decreased in 2003 due to increased revenues from customers and a reduction in market expansion costs.

Effects of Wireless Number Portability

The FCC has mandated that all local exchange carriers throughout the country be capable of facilitating wireless number portability as of November 24, 2003 but has delayed the effective date of that requirement until May 24, 2004 for local exchange carriers serving areas outside the largest 100 metropolitan statistical areas. The wireless number portability requirement is triggered by the local exchange carrier's receipt of a request from a wireless carrier providing service in the local exchange carrier's service area asking that the local exchange carrier implement number portability in a particular switch. Depending on the technical changes in the switch which are required, the local exchange carrier may take up to six months from the date of the request to implement the capability for portability.

Local exchange carriers in areas outside the top 100 metropolitan statistical areas may implement wireless number portability requirements within up to six months of the relevant request or by May 24, 2004, whichever is later. Local exchange carriers may seek waivers or extensions of these deadlines pursuant to the Communications Act and the FCC's rules. In addition, any of the nation's local exchange carriers that serve less than two percent of the nation's access lines can submit a petition to the appropriate state commission asking for a suspension in implementing local number portability if the petitioning carrier can demonstrate that a request is technically infeasible and/or not in the public interest.

The implementation of wireless number portability has not had a material effect on TDS Telecom's results of operations to date. However, TDS is unable to predict the impact that the implementation of wireless number portability will have on the business of TDS Telecom in the future.

INFLATION

Management believes that inflation affects TDS's business to no greater extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," was issued in January 2003, and is effective for all variable interests in variable interest entities created after January 31, 2003, and is effective October 1, 2003 for variable interests in variable interest entities created before February 1, 2003. This Interpretation modifies the requirements for consolidation of investments previously contained in Accounting Research Bulletin No. 51, "Consolidated Financial Statements." Under FIN 46 certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered variable interest entities and are potentially subject to consolidation by an investor other than the investor with the majority equity interest. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which among other things, deferred the application of FIN 46 by public entities with interest in variable interest entities referred to as special purpose entities until periods ending after December 15, 2003 and by public entities for all other types of variable interest entities until periods ending after March 15, 2004. TDS has reviewed the provisions of FIN 46R and does not anticipate that the adoption of FIN 46R will have a material impact on TDS's future financial position or results of operations.

FINANCIAL RESOURCES

The following table shows certain information relating to TDS's financial resources and requirements.

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Cash flows from (used in)			
Operating activities	**$ 920,413**	$ 793,637	$ 545,805
Investing activities	**(700,490)**	(1,366,584)	(519,858)
Financing activities	**(581,208)**	1,731,139	15,778
Net increase (decrease) in cash and cash equivalents	**$(361,285)**	$ 1,158,192	$ 41,725

Cash Flows From Continuing Operating Activities represents a significant source of funds to TDS. Income from continuing operations excluding adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities, excluding changes in assets and liabilities from operations ("noncash items") totaled $792.4 million in 2003, $815.5 million in 2002 and $583.7 million in 2001. Changes in assets and liabilities from operations provided $128.0 million in 2003, and required $21.9 million in 2002 and $37.9 million in 2001, reflecting timing differences in the collection of accounts receivable, payment of accounts payable and accrued taxes. The following table is a summary of the components of cash flows from continuing operating activities.

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
Income (loss) from Continuing operations	**$ 60,006**	$ (987,737)	$(173,963)
Noncash items included in Income from continuing operations	**732,379**	1,803,279	757,688
Income from continuing operations excluding noncash items	**792,385**	815,542	583,725
Changes in assets and liabilities from operations	**128,028**	(21,905)	(37,920)
	$920,413	$ 793,637	$ 545,805

Cash Flows From Continuing Investing Activities primarily represents uses of funds to acquire, construct and upgrade modern high-quality communications networks and facilities as a basis for creating long-term value for shareowners. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue enhancing and cost reducing upgrades of TDS's networks. Cash flows used for investing activities primarily represent cash required for capital expenditures, and the acquisition of wireless and telephone properties and wireless spectrum. Proceeds from merger and divestiture transactions and distributions from unconsolidated entities have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of TDS's construction and expansion expenditures is to provide for customer growth, to upgrade service, and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services. Cash expenditures for capital additions required $777.0 million in 2003, $899.0 million in 2002 and $700.2 million in 2001. U.S. Cellular's capital additions totaled $632.5 million in 2003, $730.6 million in 2002 and $503.3 million in 2001. These additions represent the construction of 507, 437 and 377 cell sites in 2003, 2002 and 2001, respectively, as well as other plant additions and costs related to the development of U.S. Cellular's office systems. In 2003 and 2002, these plant additions included approximately $58 million and $215 million, respectively, for the migration to a single digital wireless equipment platform. Other plant additions in all three years included significant amounts related to the replacement of retired assets and the changeout of analog equipment for digital equipment. TDS Telecom's capital additions for its incumbent local exchange carrier operations totaled $111.9 million in 2003, $116.5 million in 2002 and $99.9 million in 2001 representing expenditures for switch modernization and outside plant facilities to maintain and enhance the quality of service and offer new revenue opportunities. TDS Telecom's capital expenditures for competitive local exchange carrier operations totaled $27.3 million in 2003, $51.9 million in 2002 and $96.9 million in 2001 for switching and other network facilities. Corporate capital expenditures totaled $5.3 million in 2003.

Cash used for acquisitions, excluding cash acquired, totaled $5.1 million in 2003, $531.2 million in 2002 and $392.8 million in 2001. TDS's acquisitions include primarily the purchase of controlling interests in wireless markets and telephone properties, minority interests that increased the ownership of majority-owned markets and wireless spectrum. U.S. Cellular received $34.0 million from AT&T Wireless in August 2003 in connection with the exchange of properties for wireless licenses. Costs associated with the AT&T Wireless exchange of $2.8 million were capitalized in 2003. U.S. Cellular purchased two additional minority interests in majority owned wireless markets in 2003 for $2.3 million. See Acquisitions, Exchanges and Divestitures in the Liquidity and Capital Resources section.

On August 7, 2002, U.S. Cellular completed the acquisition of the Chicago market. U.S. Cellular paid $431.9 million in cash, net of cash acquired, and issued $175 million of 9% Notes due in 2032. U.S. Cellular financed the cash portion of the purchase price by using its revolving lines of credit and a $105 million loan from TDS. An additional $10.5 million was paid in January 2003 to adjust the purchase price for the final working capital adjustment. TDS also acquired two telephone companies ($78.2 million), three PCS licenses ($18.0 million) and additional minority interests in majority owned markets ($3.1 million) in 2002.

In 2001, TDS added the majority interests in wireless licenses in 27 markets and two telephone companies. The wireless licenses were acquired on U.S. Cellular's behalf and through joint ventures. The licenses acquired through joint ventures are 100%-owned by the joint ventures, and U.S. Cellular is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. The joint venture interests are consolidated in TDS's and U.S. Cellular's financial statements.

Cash totaling $570.0 million was received by TDS from the merger of Deutsche Telekom and VoiceStream along with 131.5 million Deutsche Telekom AG ordinary shares in 2001.

Distributions from unconsolidated investments provided $45.4 million in 2003, $31.3 million in 2002 and $16.6 million in 2001. In 2002, U.S. Cellular received cash refunds of $56.1 million on its FCC spectrum auction deposits.

Cash Flows From Continuing Financing Activities primarily reflects changes in short-term debt balances, proceeds from the sale of long-term debt and from entering into forward contracts, cash used to repurchase Common Shares and cash used for the repayment of long-term notes and the repurchase and conversion of debt securities.

TDS has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic cellular and other investments, from time to time, have been used to reduce short-term debt. In addition, TDS has taken advantage of opportunities to reduce short-term debt with proceeds from the sale of long-term debt securities, including sales of debt securities by subsidiaries.

In 2003, TDS redeemed and cancelled the $300 million of Trust Originated Preferred Securities. The redemption was financed with cash on hand. U.S. Cellular repaid the remaining principal amount outstanding on its 9% Series A Notes with $40.7 million in cash, which was financed using U.S. Cellular's revolving credit facilities. The 9% Series A Notes are now retired. On December 8, 2003, U.S. Cellular received $432.9 million net proceeds from the issuance of its $444.0 million of 6.7% Notes due December 2033. These proceeds were subsequently used to repay all outstanding borrowings under the revolving credit facility entered into in 1997.

In 2002, TDS received $1,631.8 million from forward contracts related to its investments in Deutsche Telekom, Vodafone and VeriSign. A portion of the proceeds from the Deutsche Telekom and VeriSign forward contracts was used by TDS to pay down TDS's short-term debt. U.S. Cellular received $159.9 million from forward contracts related to its Vodafone investment and used the proceeds to pay down short-term debt.

In November 2002, U.S. Cellular issued $130 million face value of 8.75% Senior Notes due in November 2032. The net proceeds of $129.8 million, after the reimbursement of expenses, were used to repurchase a portion of the $175 million 9% Series A Notes that U.S. Cellular issued in connection with the acquisition of the Chicago market. TDS received $484.2 million from the sale of $500 million 40-year 7.6% Series A Notes in 2001. The proceeds were used to reduce short-term debt.

TDS retired a total of $70.5 million, $51.0 million and $65.5 million of medium-term notes at par value in 2003, 2002 and 2001, respectively. The reduction of short-term debt required cash totaling $461.7 million in 2003. The increase in short-term debt provided $196.5 million in 2002. The reduction of short-term debt required $249.5 million in 2001. Dividends paid on Common and Preferred Shares, excluding dividends reinvested, totaled $36.2 million in 2003, $34.4 million in 2002 and $32.1 million in 2001.

The Board of Directors of TDS has authorized the repurchase of TDS Common Shares. During 2003, TDS repurchased 1,961,000 of its Common Shares, for an aggregate purchase price of $92.4 million, or an average of $47.10 per share including commissions. No shares were repurchased in 2002. During 2001, TDS repurchased 325,000 of its Common Shares, for an aggregate purchase price of $30.3 million, or an average of $93.47 per share including commissions. Cash required for the repurchase of the Common Shares totaled $86.8 million in 2003 and $39.4 million in 2001 reflecting differences in the number of shares acquired and timing differences in the cash disbursements.

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. In 2000, the Board of Directors of U.S. Cellular authorized the repurchase of up to 4.2 million of its Common Shares through three separate 1.4 million share programs. The final 1.4 million share authorization expired in December 2003. The Board of Directors of U.S. Cellular has also authorized the repurchase of a limited amount of U.S. Cellular Common Shares on a quarterly basis, primarily for use in the employee benefit plans. U.S. Cellular did not purchase any of its Common Shares in 2003 and 2002. During 2001, U.S. Cellular repurchased 643,000 of its Common Shares for an aggregate purchase price of $29.9 million, or an average of $46.45 per share. Cash required for the repurchase of U.S. Cellular Common Shares totaled $40.9 million in 2001 including $11.0 million paid in January 2001 related to December 2000 Common Share repurchases.

In 2001, U.S. Cellular paid $32.0 million in cash and issued 644,000 U.S. Cellular Common Shares to satisfy the retirement of $126.2 million face value ($55.1 million carrying value) of 6% zero coupon convertible debentures by the holders. U.S. Cellular's 6% zero coupon convertible debentures, also known as Liquid Yield Option Notes, are convertible, at the option of the holders, at any time prior to maturity, redemption or purchase, into U.S. Cellular Common Shares at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 Note. Upon notice of conversion, U.S. Cellular has the option to deliver to holders either U.S. Cellular Common Shares or cash equal to the market value of such Common Shares. U.S. Cellular has opportunistically repurchased Liquid Yield Option Notes in private transactions and in open-market transactions.

LIQUIDITY AND CAPITAL RESOURCES

Management believes that internal cash flow, existing cash and cash equivalents and funds available from line of credit arrangements provide sufficient financial resources to finance its near-term capital, business development and expansion expenditures. TDS and its subsidiaries have access to public and private capital markets to help meet their long-term financing needs. TDS and its subsidiaries anticipate accessing public and private capital markets to issue debt and equity securities only when and if capital requirements, financial market conditions and other factors warrant.

However, the availability of external financial resources is dependent on economic events, business developments, technological changes, financial conditions or other factors. If at any time financing is not available on terms acceptable to TDS, TDS might be required to reduce its business development and capital expenditure plans, which could have a materially adverse effect on its business and financial condition. TDS does not believe that any circumstances that could materially adversely affect TDS's liquidity or its capital resources are currently reasonably likely to occur, but it cannot provide assurances that such circumstances will not occur or that they will not occur rapidly. Economic downturns, changes in financial markets or other factors could rapidly change the availability of TDS's liquidity and capital resources. Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.

U.S. Cellular and TDS Telecom are generating substantial internal funds from operations. Cash flow from continuing operating activities totaled $920.4 million in 2003, $793.6 million in 2002 and $545.8 million in 2001. Cash flow from continuing operating activities in 2001 was reduced by about $147.5 million for income taxes paid (net of credits utilized) on the taxable gain from the merger of Deutsche Telekom and VoiceStream.

TDS and its subsidiaries had Cash and cash equivalents totaling $937.7 million at December 31, 2003. TDS anticipates using the cash for general corporate purposes.

Revolving Credit Facilities

As discussed below, TDS and its subsidiaries had $1,296.6 million of revolving credit facilities available for general corporate purposes as well as an additional $75.0 million of bank lines of credit as of December 31, 2003.

TDS had a $600 million revolving credit facility for general corporate purposes at December 31, 2003. TDS had $3.2 million of letters of credit outstanding against the revolving credit agreement leaving $596.8 million available for use. The credit facility expires in January 2007. Borrowings bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on TDS's credit rating. The contractual spread was 30 basis points as of December 31, 2003 (for a rate of 1.42% based on the 30-day LIBOR rate at December 31, 2003).

TDS also had $75.0 million of additional bank lines of credit for general corporate purposes at December 31, 2003, all of which were unused. These lines of credit expire in less than one year. These line of credit agreements provide for borrowings at negotiated rates up to the prime rate (4.0% at December 31, 2003).

In December 2003, U.S. Cellular increased its bank revolving line of credit originally entered into in 2002 ("2002 Revolving Credit Facility") to $700 million from $325 million. At December 31, 2003, this line of credit had $699.8 million available net of outstanding letters of credit totaling $0.2 million. The 2002 Revolving Credit Facility is to be used for general corporate purposes and expires in June 2007. This line of credit provides for borrowings with interest at the LIBOR rate plus a margin percentage, based on U.S. Cellular's credit rating, which was 55 basis points as of December 31, 2003 (for a rate of 1.67% based on the 30-day LIBOR rate at December 31, 2003).

At December 31, 2002 and up until December 23, 2003, U.S. Cellular had a $500 million revolving credit facility. U.S. Cellular terminated its $500 million revolving credit facility on December 23, 2003 in connection with the increase of its 2002 Revolving Credit Facility from $325 million to $700 million.

TDS's and U.S. Cellular's interest costs would increase if their credit rating goes down which would increase their cost of financing, but their credit facilities would not cease to be available solely as a result of a decline in their credit rating. A downgrade in TDS's or U.S. Cellular's credit rating could adversely affect their ability to renew existing, or obtain access to new, credit facilities in the future. The continued availability of the revolving credit facilities requires TDS and U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and to represent certain matters at the time of each borrowing. Certain of TDS's and U.S. Cellular's credit facilities would accelerate in the event of a change in control.

The restatements of the financial statements for the years ended December 31, 2003 and 2002 resulted in defaults under the revolving credit agreements between TDS and certain lenders and under the revolving credit agreement between U.S. Cellular and certain lenders. Neither TDS nor U.S. Cellular has failed to make or expects to fail to make any scheduled payment of principal or interest under such revolving credit agreements. TDS and U.S. Cellular have received waivers from the lenders under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

Long-term Financing

At December 31, 2003, TDS and its subsidiaries are in compliance with all covenants and other requirements set forth in long-term debt indentures. TDS does not have any rating downgrade triggers that would accelerate the maturity dates of its long-term debt. However, a downgrade in TDS's credit rating could adversely affect its ability to refinance existing, or obtain access to new, long-term debt in the future.

TDS repurchased $5.0 million of 10% Medium-Term Notes in June 2003 at 115.75% of par value. The loss on retirement of debt totaled $787,500 and was reported in the caption Other income (expense), net in the statements of operations. TDS redeemed $65.5 million of Series B Medium-Term Notes with interest rates of 8% – 8.4% in July 2003 at par value. There was no gain or loss on the retirement of these notes at par value. TDS wrote off to Other income (expense), net in the statements of operations, deferred expenses related to the Medium-Term Notes totaling $0.4 million that were previously included in Other Assets and Deferred Charges on the balance sheet.

In September 2003, TDS's subsidiary trusts, TDS Capital I and TDS Capital II redeemed all of their outstanding Trust Originated Preferred Securities ("TOPrS[SM]"). The redemption price of both the 8.5% and 8.04% TOPrS was equal to 100% of the principal amount, or $25.00 per security, plus accrued and unpaid distributions. The outstanding amount of the 8.5% TOPrS redeemed was $150 million. The outstanding amount of the 8.04% TOPrS redeemed was $150 million. There was no gain or loss on the redemption of these securities. TDS wrote off deferred expenses related to the TOPrS totaling $8.7 million that was previously included in Other Assets and Deferred Charges on the balance sheet to Other income (expense), net in the statements of operations.

On December 8, 2003, U.S. Cellular issued $444.0 million in 6.7% Senior Notes due December 2033. Interest on the notes is payable semi-annually on June 15 and December 15 of each year. The $432.9 million in proceeds were used to repay all outstanding short-term debt. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the treasury rate plus .30%.

In November 2002, U.S. Cellular sold $130 million of 8.75% Senior Notes due in November 2032. Interest is payable quarterly. The notes are callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of expenses) were used to purchase a portion of the 9% Series A Notes that were issued to PrimeCo. In January 2003, U.S. Cellular repurchased the remaining $45.2 million of 9% Series A Notes from PrimeCo related to the Chicago market acquisition. The repurchase was financed using short-term debt. Following such repurchases, all of the 9% Series A Notes were cancelled.

Marketable Equity Securities and Forward Contracts

TDS and its subsidiaries hold a substantial amount of marketable equity securities that are publicly traded and can have volatile share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganizations of other assets. The investment in Deutsche Telekom resulted from TDS's sale of its over 80%-owned personal communications services operating subsidiary, Aerial Communications, to VoiceStream Wireless for stock of VoiceStream, which was then acquired by Deutsche Telekom in exchange for Deutsche Telekom stock. The investment in Vodafone resulted from certain sales or trades of non-strategic cellular investments to or settlements with AirTouch Communications in exchange for stock of AirTouch, which was then acquired by Vodafone for American Depositary Receipts representing Vodafone stock. The investment in Rural Cellular Corporation ("Rural Cellular") is the result of a consolidation of several cellular partnerships in which TDS subsidiaries held interests in Rural Cellular, and the distribution of Rural Cellular stock in exchange for these interests. The investment in VeriSign is the result of the acquisition by VeriSign of Illuminet, Inc., a telecommunications entity in which several TDS subsidiaries held interests. TDS has not disposed of the investments primarily because their low tax basis would trigger a substantial taxable gain upon disposal.

Subsidiaries of TDS and U.S. Cellular have entered into a number of variable prepaid forward contracts ("forward contracts") related to the marketable equity securities that they hold. The forward contracts mature from May 2007 to August 2008 and, at TDS's and U.S. Cellular's option, may be settled in shares of the respective security or cash. TDS and U.S. Cellular have provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts will be paid upon settlement of the contracts by their subsidiaries. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. Deferred taxes have been provided for the difference between the book basis and the tax basis of the marketable equity securities and are included in deferred tax liabilities on the balance sheet. As of December 31, 2003, such deferred tax liabilities totaled $1,044.2 million.

The restatements of the financial statements for the years ended December 31, 2003 and 2002 resulted in defaults under certain forward contracts between subsidiaries of TDS and U.S. Cellular and a counterparty. Neither TDS nor U.S. Cellular has failed to make or expects to fail to make any scheduled payment of principal or interest under such forward contracts. TDS and U.S. Cellular and their respective subsidiaries have received waivers from the counterparty under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements.

Capital Expenditures

U.S. Cellular's anticipated capital expenditures for 2004 primarily reflect plans for construction, system expansion, the buildout of certain of its personal communication service licensed areas and additional expenditures related to its plans to migrate to a single digital equipment platform. U.S. Cellular plans to finance its construction program using internally generated cash and short-term financing. U.S. Cellular's estimated capital spending for 2004 is $610 million to $630 million. These expenditures primarily address the following needs:

- Expand and enhance U.S. Cellular's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Build out certain licensed areas acquired in 2001, 2002 and 2003.
- Addition of digital service capabilities to its systems, including completing the migration toward a single digital equipment platform, Code Division Multiple Access ("CDMA"), from a mixture of CDMA and another digital technology, Time Division Multiple Access.
- Enhance U.S. Cellular's retail store network and office systems.

U.S. Cellular's overlay of existing technologies with CDMA is largely completed, and when the project is fully completed in 2004 it anticipates total expenditures related to the project to be no more than $300 million. U.S. Cellular will utilize CDMA technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

The cost estimates for the CDMA migration project have been revised from the original estimate of $400 to $450 million to reflect divestitures of markets, more favorable pricing than expected and additional efficiencies in the conversion process. U.S. Cellular has contracted with multiple infrastructure vendors to provide a substantial portion of the equipment related to the conversion.

U.S. Cellular expects capital expenditures related to the buildout of the licensed areas it acquired in 2001 through 2003, including those in the AT&T Wireless exchange transaction, to be substantial. U.S. Cellular plans to build networks to serve these licensed areas and launch commercial service in these areas over the next several years. Approximately $100 million of the estimated capital spending for 2004 is allocated to the buildout of certain of these licenses, and U.S. Cellular expects a significant portion of its capital spending over the next few years to be related to the buildout of its wireless licensed areas.

TDS Telecom's estimated capital spending for 2004 approximates $150 million. The incumbent local telephone companies are expected to spend approximately $105 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services. The competitive local exchange companies are expected to spend approximately $45 million primarily to build switching and transmission facilities to meet the needs of a growing customer base. TDS Telecom plans to finance its construction program using primarily internally generated cash.

Acquisitions, Exchanges and Divestitures

TDS assesses its holdings on an ongoing basis in order to maximize the benefits derived from its operations. TDS also reviews attractive opportunities to acquire additional telecommunications companies and wireless spectrum, which it believes will add value to the business.

Acquisition of the Chicago Market

On August 7, 2002, U.S. Cellular completed the acquisition of the Chicago market, for approximately $618 million, including working capital and other adjustments. U.S. Cellular financed the purchase using its revolving credit facilities, 9% Series A Notes and the Intercompany Note. Net of cash acquired in the transaction and notes issued to the sellers of the Chicago market, U.S. Cellular used cash totaling $431.9 million for this acquisition.

Other Acquisitions

In 2002, U.S. Cellular, through joint ventures, acquired majority interests in licenses in three wireless markets. The interests U.S. Cellular acquired are 100% owned by the joint ventures, and U.S. Cellular is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. U.S. Cellular also acquired the remaining minority interests in three other wireless markets in which it previously owned the controlling financial interest for financial reporting purposes, resulting in 100% ownership in those markets. Also in 2002, TDS acquired two incumbent local telephone companies. The aggregate amount paid by TDS to acquire the interests in these transactions was $99.3 million.

In 2001, U.S. Cellular, on its own behalf and through joint ventures, acquired majority interests in licenses in 27 wireless markets for $182.3 million in cash, which excluded $4.1 million of deposits on potential future acquisitions. These deposits were returned to U.S. Cellular in 2002 and no additional interests were acquired related to the deposits. The interests U.S. Cellular acquired through joint ventures are 100% owned by the joint ventures, and U.S. Cellular is considered to have the controlling financial interest in these joint ventures for financial reporting purposes. Also in 2001, TDS acquired 100% of the outstanding common shares of Chorus Communications Group, Ltd. The aggregate purchase price was $202.8 million in cash, excluding cash acquired.

At December 31, 2003, U.S. Cellular had entered into an agreement to purchase the remaining interests in three licenses in which it currently owns controlling interests for $34.8 million in cash. This transaction was completed in January 2004.

Exchanges

On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34 million in cash and minority interests in six wireless markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. U.S. Cellular has deferred the assignment and development of 21 licenses it has the right to acquire from AT&T Wireless until later periods. The value of these licenses is recorded as Wireless license rights on the balance sheet. When this transaction is fully consummated, U.S. Cellular will have received wireless licenses in 13 states. The licenses are contiguous to and overlap existing U.S. Cellular properties in the Midwest and Northeast.

Divestitures

On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its southern Texas wireless markets to AT&T Wireless for $95 million in cash plus a working capital adjustment subject to certain closing provisions. The closing of the sale occurred in February 2004. The U.S. Cellular assets sold to AT&T Wireless include 25 megahertz metropolitan statistical area and rural service area licenses representing 1.3 million population equivalents, approximately 150 cell sites and 76,000 customers. Total revenues from the markets sold totaled $60.6 million in the year ended December 31, 2003, while operating income totaled $17.1 million. Operating income does not include shared services costs that have been allocated to the markets from the U.S. Cellular corporate office.

The sale was accounted for in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The balance sheet at December 31, 2003 reflects assets and liabilities of the wireless properties to be sold as assets and liabilities of operations held for sale. The revenues and expenses of the markets were included in operations until the completion of the sale in February 2004.

The following table summarizes the recorded value of the assets and liabilities of the markets that TDS transferred.

December 31,	2003
(Dollars in thousands)	
Current assets	$ 5,363
Property, plant and equipment	45,710
Other assets	316
Licenses, net	63,569
Goodwill	7,565
Loss on assets held for sale	(22,000)
Total assets	100,523
Current liabilities	2,189
Non-current liabilities	238
Total liabilities	2,427
Net assets to be transferred	$ 98,096

Repurchase of Securities and Dividends

As market conditions warrant, TDS and U.S. Cellular may repurchase their Common Shares on the open market or at negotiated prices in private transactions. In 2003, the Board of Directors authorized the repurchase of up to 3.0 million TDS Common Shares through February 2006. U.S. Cellular's Common Share repurchase authorization expired in December 2003. However, U.S. Cellular continues to have authorization to repurchase a limited amount of additional shares on a quarterly basis, primarily for use in employee benefit plans. The repurchase programs are intended to create value for the shareholders. Any repurchases of Common Shares will be funded by internal cash flow, supplemented by short-term borrowings and other sources.

The U.S. Cellular Board of Directors has authorized management to opportunistically repurchase Liquid Yield Option Notes in private transactions. U.S. Cellular may also purchase a limited amount of such Notes in open-market transactions from time to time. U.S. Cellular Liquid Yield Option Notes are convertible, at the option of their holders, at any time prior to maturity, redemption or purchase, into U.S. Cellular Common Shares at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 face value Note. Upon conversion, U.S. Cellular has the option to deliver to holders either U.S. Cellular Common Shares or cash equal to the market value of the U.S. Cellular Common Shares into which the Liquid Yield Option Notes are convertible. U.S. Cellular may redeem the Liquid Yield Option Notes for cash at the issue price plus accrued original issue discount through the date of redemption.

TDS paid total dividends on its Common and Preferred Stock of $36.2 million in 2003, $34.4 million in 2002 and $32.1 million in 2001. TDS has no current plans to change its policy of paying dividends. TDS paid quarterly dividends of $.155, $.145 and $.135 in 2003, 2002 and 2001, respectively.

Contractual Obligations

As of December 31, 2003, the resources required for scheduled repayment of contractual obligations were as follows:

	Payments due by Period				
Contractual Obligations	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 Years
(Dollars in millions)					
Long-term Debt Obligations[1]	$2,018.6	$ 23.7	$246.0	$ 296.3	$1,452.6
Forward Contracts[2]	1,754.1	—	—	1,754.1	—
Operating Leases[3]	494.1	90.4	148.1	100.2	155.4
Purchase Obligations[4][5]	272.4	228.4	42.5	1.5	—
	$4,539.2	$342.5	$436.6	$2,152.1	$1,608.0

(1) Scheduled debt repayments include long-term debt and the current portion of long-term debt but excludes $160.3 million of unamortized discount on certain long-term debt instruments. See Note 15 – Long-term Debt.

(2) Schedule of debt repayments excludes $81.4 million of unamortized discount on zero coupon debt. See Note 15 – Long-term Debt.

(3) Represents the amounts due under noncancellable, long-term operating leases for the periods specified. See Note 23 – Commitments and Contingencies. TDS has no material capital leases.

(4) Includes amounts payable under other agreements to purchase goods or services, including open purchase orders. Also includes obligations due under equipment vendor contracts. The 2004 amounts are also included in estimated capital expenditures for U.S. Cellular. See Note 23 – Commitments and Contingencies.

(5) Includes $6.9 million for other post-retirement benefits to be paid in 2004. No amounts for other post-retirement benefits are included in periods beyond 2004 as these amounts are discretionary and have not yet been determined.

Off-Balance Sheet Arrangements

TDS has no transactions, agreements or contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, revenues or expenses.

TDS has certain variable interests in investments in unconsolidated entities where TDS holds a minority interest. The investments in unconsolidated entities total $214.9 million as of December 31, 2003 and are accounted for using either the equity or cost method. TDS's maximum loss exposure for these variable interests is limited to the aggregate carrying amount of the investments.

Indemnity Agreements
TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific, however these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

TDS prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. TDS's significant accounting policies are discussed in detail in Note 1 to the consolidated financial statements.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following reflect its more significant accounting policies and estimates used in the preparation of its consolidated financial statements. TDS's senior management has discussed the development of each of the following accounting policies and estimates and the following disclosures with the audit committee of the TDS Board of Directors.

Investment in Licenses and Goodwill
TDS reported $1,189.3 million of Wireless license costs and $887.9 million of goodwill at December 31, 2003 as a result of the acquisition of wireless licenses and markets, and the acquisition of operating telephone companies. In addition, TDS reported $42.0 million of Wireless license rights related to the licenses that will be received when the AT&T Wireless exchange transaction is fully completed. Included in Assets of Operations Held for Sale was $63.6 million of license costs and $7.6 million of goodwill at December 31, 2003.

See Note 5 – Wireless License Costs/Goodwill for a schedule of wireless license costs and goodwill activity in 2003 and 2002.

Wireless licenses and goodwill must be reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. TDS performs the annual impairment review on wireless license investments and goodwill during the second quarter. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to the carrying amount of the intangible asset. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit, as identified in accordance with SFAS No. 142, to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount exceeds the implied fair value, an impairment loss is recognized for that difference.

The fair value of an intangible asset and reporting unit goodwill is the amount at which that asset or reporting unit could be bought or sold in a current transaction between willing parties. Therefore, quoted market prices in active markets are the best evidence of fair value and should be used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenue or a similar performance measure. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. U.S. Cellular has identified seven reporting units pursuant to paragraph 30 of SFAS No. 142. The seven reporting units represent seven geographic groupings of FCC licenses, constituting seven markets or service areas. U.S. Cellular combines its FCC licenses into seven units of accounting for purposes of testing the licenses for impairment pursuant to Emerging

Issues Task Force Statement 02-7 "Unit of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets" ("EITF 02-7") and SFAS No. 142, using the same geographic groupings as its reporting units.

U.S. Cellular retained a third-party valuation firm to prepare valuations of the seven reporting units for purposes of goodwill impairment testing. A discounted cash flow approach was used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the selection of a discount rate, estimated future cash flow levels, projected capital expenditures, and selection of terminal values.

U.S. Cellular also retained a third-party valuation firm to prepare valuations of the seven groupings of FCC licenses (units of accounting pursuant to EITF 02-7). The valuations were prepared using an excess earnings methodology, through the use of a discounted cash flow approach. This excess earnings methodology estimates the fair value of the intangible assets (FCC license units of accounting) by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill.

TDS Telecom has recorded goodwill primarily as a result of the acquisition of operating telephone companies. TDS Telecom has assigned goodwill to its incumbent local exchange carrier reporting unit ($397.3 million), its competitive local exchange carrier reporting units ($29.4 million), and a wireless investment reporting unit ($30.9 million). The incumbent local exchange carrier reporting unit was valued using a multiple of cash flow valuation technique. The competitive local exchange carrier and wireless investment reporting units were valued using a discounted cash flow analysis.

TDS recorded an impairment loss on wireless license costs totaling $49.6 million in 2003 related to the impairment of two reporting units. Upon adoption of SFAS No. 142 in 2002, TDS recorded an initial impairment loss on wireless license costs held by U.S. Cellular of $10.4 million ($20.9 million net of income taxes of $8.2 million and minority interest of $2.3 million) as a cumulative effect of an accounting change.

In 2003, U.S. Cellular recorded a $3.5 million license cost impairment loss related to the investment in a non-operating market in Florida remaining after the AT&T Wireless exchange. Also in 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million based on a cash flow analysis of the investment. Both charges were included in Loss on marketable equity securities and other investments in the statements of operations.

There was no impairment of goodwill assigned to the incumbent local exchange carrier operations or the competitive local exchange carrier operations. The carrying value of the wireless investment held by TDS Telecom exceeded the estimated fair value by approximately $5.0 million, and TDS Telecom recorded an impairment loss on goodwill in this reporting unit by that amount in 2003.

Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and became effective for TDS beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and a liability recorded is recognized in the statement of operations as a gain or loss.

The calculation of the asset retirement obligation for TDS is a critical accounting estimate because changing the factors used in calculating the obligation could result in larger or smaller estimated obligation that could have a significant impact on TDS's results of operations and financial condition. Such factors may include probabilities or likelihood of remediation, cost estimates, lease renewals and salvage values. Actual results may differ materially from estimates under different assumptions or conditions.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Asset retirement obligations include costs to remediate leased land on which U.S. Cellular's cell sites and switching offices are located. U.S. Cellular is also required to return leased retail store premises and office space to their pre-existing conditions.

U.S. Cellular determined that it had an obligation to remove long-lived assets in its cell sites, retail sites and office locations as described by SFAS No. 143, and has recorded an initial $54.4 million liability upon the adoption of SFAS No. 143 on January 1, 2003. Current year additions and accretion have increased the December 31, 2003 asset retirement obligation to $64.5 million.

TDS Telecom's incumbent local exchange carriers have their rates regulated by the respective state public utility commissions and the FCC, and therefore, reflect the effects of the rate-making actions of these regulatory bodies in the financial statements of the TDS incumbent local exchange carriers. On December 20, 2002, the FCC notified carriers by Order that it will not adopt SFAS No. 143 since the FCC concluded that SFAS No. 143 conflicted with the FCC's current accounting rules that require incumbent local telephone companies to accrue for asset retirement obligations through prescribed depreciation rates. Pursuant to the FCC's order, and the provisions of SFAS No. 71, the incumbent local telephone carriers have recorded an asset retirement obligation in accordance with the requirements of SFAS No. 143 and a regulatory liability for the amounts of costs of removal that these regulatory bodies have required to be recorded for regulatory accounting purposes which are in excess of the amounts required to be recorded in accordance with SFAS No. 143. At January 1, 2003, the TDS Telecom incumbent local telephone carriers reclassified $29.9 million from accumulated depreciation to an asset retirement obligation in conjunction with the adoption of SFAS No. 143. Additionally, the incumbent local telephone carriers continue to accrue costs of removal as a component of depreciation expense pursuant to depreciation rates set forth by the respective state public utility commissions. Effective December 31, 2003, the TDS Telecom incumbent local exchange carriers have also reclassified $31.8 million from accumulated depreciation to an asset retirement obligation. This amount consists of the costs of removal in excess of the asset retirement obligation as required by SFAS No. 143 that the respective state regulatory authorities have required the incumbent local exchange carriers to recognize as a regulatory liability.

The total asset retirement obligation, including the regulatory obligation at TDS Telecom was $60.0 million at December 31, 2003. The regulatory liability included in asset retirement obligation at December 31, 2003 and at January 1, 2003 was $28.2 million and $25.4 million, respectively. The asset retirement obligation calculated in accordance with the provisions of SFAS No. 143 as of December 31, 2003 and January 1, 2003 was $31.8 million and $29.9 million, respectively.

TDS Telecom's competitive local exchange carriers adopted SFAS No. 143 effective January 1, 2003. TDS Telecom determined that its competitive local exchange carriers do not have a material legal obligation to remove long-lived assets as described by SFAS No. 143, and accordingly, adoption of SFAS No. 143 did not have a material effect on the competitive local exchange carriers' financial position or results of operations.

See the Asset Retirement Obligations section in Note 1 – Summary of Significant Accounting Policies for a schedule of the changes in asset retirement obligations in 2003.

Income Taxes

The accounting for income taxes, the amounts of income tax assets and liabilities and the related income tax provision are critical accounting estimates because such amounts are significant to TDS's financial condition, changes in financial condition and results of operations.

The preparation of the consolidated financial statements requires TDS to calculate a provision for income taxes. This process involves calculating the current income tax liability together with assessing temporary differences resulting from the different treatment of items, such as depreciation expense, for tax and accounting purposes as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. TDS must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, establish a valuation allowance. Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against deferred tax assets. TDS's current net deferred tax asset was $19.4 million as of December 31, 2003, representing primarily the deferred tax effects of the allowance for doubtful accounts on accounts receivable.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities as of December 31, 2003 are as follows:

December 31,	2003 (as restated)
(Dollars in thousands)	
Deferred Tax Asset	
Net operating loss carryforwards	$ 82,054
Derivative accounting	286,247
	368,301
Less valuation allowance	(67,209)
Total Deferred Tax Asset	301,092
Deferred Tax Liability	
Marketable equity securities	1,044,230
Property, plant and equipment	312,232
Partnership investments	24,627
Licenses	203,989
Other	1,038
Total Deferred Tax Liability	1,586,116
Net Deferred Income Tax Liability	$1,285,024

The valuation allowance relates to state net operating loss carryforwards and the federal operating loss carryforwards for those subsidiaries not included in the consolidated federal income tax return since it is more likely than not that a portion will expire before such carryforwards can be utilized.

The deferred income tax liability relating to marketable equity securities of $1,044.2 million at December 31, 2003 represents deferred income taxes calculated on the difference between the book basis and the tax basis of the marketable equity securities. Income taxes will be payable when TDS sells the marketable equity securities.

TDS is routinely subject to examination of its income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. TDS periodically assesses the likelihood of adjustments to its tax liabilities resulting from these examinations to determine the adequacy of its provision for income taxes, including related interest. Management judgment is required in assessing the eventual outcome of these examinations. Changes to such assessments affect the calculation of TDS's income tax expense. The IRS has completed audits of TDS's federal income tax returns for tax years through 1996.

In the event of an increase in the value of tax assets or a decrease in the value of tax liabilities, TDS would decrease the income tax expense or increase the income tax benefit by an equivalent amount. In the event of a decrease in the value of tax assets or an increase in the value of tax liabilities, TDS would increase the income tax expense or decrease the income tax benefit by an equivalent amount.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin Brown & Wood LLP, the principal law firm of TDS and its subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS, the nonexecutive chairman of the board and member of the board of directors of TDS and a director of U.S. Cellular, a subsidiary of TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and an Assistant Secretary of certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS or its subsidiaries.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Results of Operations and Financial Condition and other sections of this Annual Report contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects," and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

- *Increases in the level of competition in the markets in which TDS operates, or wireless for wireline substitution, could adversely affect TDS's revenues or increase its costs to compete.*
- *Consolidation in the wireless industry may create stronger competitors both operationally and financially which could adversely affect TDS's revenues and increase its costs to compete.*
- *Advances or changes in telecommunications technology, such as Voice over Internet Protocol, could render certain technologies used by TDS obsolete, could reduce TDS's revenues or could increase TDS's cost of doing business.*
- *Changes in the telecommunications regulatory environment, such as wireless number portability, local number portability and E-911 services, could adversely affect TDS's financial condition or results of operations or ability to do business.*
- *Changes in the supply or demand of the market for wireless licenses or telephone companies, adverse developments in the TDS businesses or the industries in which TDS is involved and/or other factors could result in an impairment of the value of TDS's license costs, goodwill and/or physical assets, which may require TDS to record a write-down in the value of such assets.*
- *Conversions of debt, early redemptions of debt or repurchases of debt, changes in prepaid forward contracts, operating leases, purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations to be different from the amounts presented.*
- *Changes in accounting standards or TDS's accounting policies, estimates and/or in the assumptions underlying the accounting estimates, including those described under Application of Critical Accounting Policies and Estimates, could have a material effect on TDS's financial condition, changes in financial condition and results of operations.*
- *Settlement, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on TDS's financial condition, results of operations or ability to do business.*
- *Costs, integration problems or other factors associated with acquisitions/divestitures of properties and/or licenses could have an adverse effect on TDS's financial condition or results of operations.*
- *Changes in prices, the number of customers, average revenue per unit, penetration rates, churn rates, selling expenses, net customer retention costs associated with wireless number portability and local number portability, roaming rates, access minutes of use, the mix of products and services offered or other business factors could have an adverse effect on TDS's business operations.*
- *Changes in roaming partners' rates, and the ability to provide voice and data services on other carriers' networks could have an adverse effect on TDS's operations.*
- *Changes in competitive factors with national and global wireless carriers could result in product and cost disadvantages and could have an adverse effect on TDS's operations.*
- *Lack of standards and roaming agreements for wireless data products could place U.S. Cellular's data service offerings at a disadvantage to those offered by other wireless carriers with more nationwide service territories.*
- *Changes in guidance or interpretations of accounting requirements, changes in industry practice or changes in management assumptions could require amendments to or restatements of disclosures or financial information included in this or prior filings with the SEC.*

- *Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in TDS's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to TDS, which could require TDS to reduce its construction, development and acquisition programs.*
- *Changes in the income tax rates or tax laws, regulations or rulings could have an adverse effect on TDS's financial condition and results of operations.*
- *War, conflicts, hostilities and/or terrorist attacks could have an adverse effect on TDS's businesses.*
- *Changes in general economic and business conditions, both nationally and in the markets in which TDS operates, including difficulties by telecommunications companies, could have an adverse effect on TDS's businesses.*

TDS undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

MARKET RISK

Long-term Debt

TDS is subject to market risks due to fluctuations in interest rates and equity markets. The majority of TDS's debt, excluding long-term debt related to the forward contracts, is in the form of long-term, fixed-rate notes and convertible debt with original maturities ranging up to 40 years. The long-term debt related to the forward contracts consists of both variable-rate debt and fixed-rate zero coupon debt. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of such instruments. As of December 31, 2003, TDS had not entered into any significant financial derivatives to reduce its exposure to interest rate risks.

The annual requirements for principal payments on long-term debt and the average interest rates are as follows:

	Payments Due by Period						
	Total	2004	2005	2006	2007	2008	After 5 Years
(Dollars in millions)							
Long-term Debt Obligations(1)	$2,018.6	$23.7	$22.1	$223.9	$275.1	$ 21.2	$1,452.6
Average Interest Rate on Debt(2)	7.1%	6.4%	6.1%	6.9%	7.2%	6.0%	7.0%
Forward Contracts(3)	$1,754.1	$ —	$ —	$ —	$738.7	$1,015.4	$ —
Average Interest Rate on Forward Contracts(4)	2.4%	—%	—%	—%	1.7%	2.8%	—%

(1) Scheduled debt repayments include long-term debt and current portion of long-term debt, but exclude $160.3 million of unamortized discount on certain long-term debt instruments.

(2) Represents the average interest rate on all long-term debt shown for the indicated period.

(3) Scheduled debt repayments exclude $81.4 million of unamortized discount on zero coupon debt.

(4) Some of the forward contracts use a fixed rate, while others are variable based on the LIBOR rate plus 50 basis points. The December 31, 2003 three month LIBOR rate of 1.15% was used to determine average rates in 2007 and 2008.

At December 31, 2003 and 2002, the estimated fair value of long-term debt obligations was $2,114.2 million and $1,684.4 million, respectively, and the average interest rate on the debt was 7.1% and 7.0%, respectively. The estimated fair value of the forward contract loans was $1,665.7 million and $1,648.9 million at December 31, 2003 and 2002, respectively. Contracts aggregating $1,295.3 million require quarterly interest payments at the LIBOR rate plus 50 basis points (for a rate of 1.7% based on the 30-day LIBOR rate at December 31, 2003). Contracts aggregating $458.8 million are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. The fair value was estimated based upon a discounted cash flow analysis. The fair value of long-term debt was estimated using market prices for TDS's 7.6% Series A Notes, U.S. Cellular's 8.75% Senior Notes and U.S. Cellular's Liquid Yield Option Notes and discounted cash flow analysis for the remaining debt. The Trust Originated Preferred Securities were redeemed in 2003 - see Long-term Financing. At December 31, 2002, the trust securities totaled $300 million and had an average interest rate of 8.3%. The fair value of the trust securities was $296.7 million based upon the market price at December 31, 2002.

Marketable Equity Securities and Derivatives

TDS maintains a portfolio of available-for-sale marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. The market value of these investments aggregated $2,772.4 million at December 31, 2003, and $1,944.9 million at December 31, 2002. As of December 31, 2003, the net unrealized holding gain, net of tax included in accumulated other comprehensive income totaled $748.8 million. This amount was $243.4 million at December 31, 2002. In 2002, TDS recognized, in the statement of operations, pre-tax losses of $1,757.5 million ($1,045.0 million, net of tax and minority interest of $712.5 million), related to investments in marketable equity securities as a result of management's determination that unrealized losses with respect to the investments were other than temporary.

Subsidiaries of TDS and U.S. Cellular have entered into a number of forward contracts related to the marketable equity securities that they hold. TDS and U.S. Cellular have provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts are paid upon settlement of the contracts by such subsidiaries. The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit is hedged at or above the cost basis thereby eliminating the risk of an other than temporary loss being recorded on these contracted securities.

Under the terms of the forward contracts, TDS and U.S. Cellular will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature from May 2007 to August 2008 and, at TDS's and U.S. Cellular's option, may be settled in shares of the respective security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If TDS and U.S. Cellular elect to settle in shares, they will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If TDS and U.S. Cellular elect to settle in cash they will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula.

Deferred taxes have been provided for the difference between the financial reporting basis and the income tax basis of the marketable equity securities and are included in deferred tax liabilities on the balance sheet. Such deferred tax liabilities totaled $1,044.2 million at December 31, 2003, and $739.0 million at December 31, 2002.

The following table summarizes certain facts surrounding the contracted securities as of December 31, 2003.

		Collar[1]		
Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)	Loan Amount (000s)
VeriSign	2,361,333	$ 8.82	$11.46	$ 20,819
Vodafone[2]	12,945,915	$15.07–$16.07	$20.60–$23.20	201,038
Deutsche Telekom	131,461,861	$10.74–$12.41	$13.71–$16.33	1,532,257
				1,754,114
Unamortized debt discount				81,352
				$1,672,762

(1) The per share amounts represent the range of floor and ceiling prices of all the securities monetized.

(2) U.S. Cellular owns 10.2 million and TDS Telecom owns 2.7 million Vodafone American Depositary Receipts.

The following analysis presents the hypothetical change in the fair value of marketable equity securities and derivative instruments at December 31, 2003 and December 31, 2002, using the Black-Scholes model, assuming hypothetical price fluctuations of plus and minus 10%, 20% and 30%. The table presents hypothetical information as required by SEC rules. Such information should not be inferred to suggest that TDS has any intention of selling any marketable equity securities or canceling any derivative instruments.

(Dollars in millions)

	December 31, 2003	Valuation of investments assuming indicated increase		
	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	**$2,722.4**	**$2,994.6**	**$ 3,266.9**	**$ 3,539.1**
Derivative Instruments[1]	**$ (712.3)**	**$ (962.7)**	**$(1,218.5)**	**$(1,478.1)**

	December 31, 2003	Valuation of investments assuming indicated decrease		
	Fair Value	-10%	-20%	-30%
Marketable Equity Securities	**$2,722.4**	**$2,450.2**	**$ 2,177.9**	**$ 1,905.7**
Derivative Instruments[1]	**$ (712.3)**	**$ (467.0)**	**$ (228.6)**	**$ 3.6**

	December 31, 2002	Valuation of investments assuming indicated increase		
	Fair Value	+10%	+20%	+30%
Marketable Equity Securities	$1,944.9	$2,139.4	$ 2,333.9	$ 2,528.4
Derivative Instruments[1]	$ (58.5)	$ (241.2)	$ (420.6)	$ (600.6)

	December 31, 2002	Valuation of investments assuming indicated decrease		
	Fair Value	-10%	-20%	-30%
Marketable Equity Securities	$1,944.9	$1,750.4	$ 1,556.0	$ 1,361.5
Derivative Instruments[1]	$ (58.5)	$ 111.6	$ 287.3	$ 461.8

(1) Represents the fair value of the derivative instruments assuming the indicated increase or decrease in the underlying securities.

Consolidated Statements of Operations

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands, except per share amounts)			
Operating Revenues	$3,445,216	$2,998,474	$2,588,542
Operating Expenses			
Cost of services and products (exclusive of depreciation, amortization and accretion shown separately below)	1,182,885	962,760	771,052
Selling, general and administrative expense	1,298,294	1,138,914	931,316
Depreciation, amortization and accretion expense	595,732	510,445	450,019
Loss on impairment of intangible assets	49,595	—	—
Loss on assets held for sale and impairment of assets	50,822	—	—
	3,177,328	2,612,119	2,152,387
Operating Income	267,888	386,355	436,155
Investment and Other Income (Expense)			
Dividend and interest income	19,918	57,330	14,246
Investment income	53,154	43,675	50,639
Loss on marketable equity securities and other investments	(10,200)	(1,888,391)	(548,305)
Loss on debt extinguishment	—	—	(6,956)
Interest expense	(171,391)	(132,224)	(103,710)
Minority interest in income of subsidiary trust	(16,678)	(24,810)	(24,810)
Other income (expense), net	(11,955)	2,396	3,785
	(137,152)	(1,942,024)	(615,111)
Income (Loss) From Continuing Operations Before Income Taxes and Minority Interest	130,736	(1,555,669)	(178,956)
Income tax expense (benefit)	50,350	(577,000)	(44,908)
Income (Loss) From Continuing Operations Before Minority Interest	80,386	(978,669)	(134,048)
Minority share of income	(20,380)	(9,068)	(39,915)
Income (Loss) From Continuing Operations	60,006	(987,737)	(173,963)
Discontinued Operations, net of tax	(1,609)	—	(24,092)
Income (Loss) Before Cumulative Effect of Accounting Change	58,397	(987,737)	(198,055)
Cumulative effect of accounting change, net of tax and minority interest	(11,789)	(7,035)	—
Net Income (Loss)	46,608	(994,772)	(198,055)
Preferred dividend requirement	(417)	(427)	(458)
Net Income (Loss) Available to Common	$ 46,191	$ (995,199)	$ (198,513)
Basic Weighted Average Shares Outstanding (000s)	57,721	58,644	58,661
Basic Earnings per Share			
Income (Loss) from Continuing Operations	$ 1.03	$ (16.85)	$ (2.97)
Net Income (Loss) Available to Common	$ 0.80	$ (16.97)	$ (3.38)
Diluted Weighted Average Shares Outstanding (000s)	57,875	58,644	58,661
Diluted Earnings per Share			
Income (Loss) from Continuing Operations	$ 1.02	$ (16.85)	$ (2.97)
Net Income (Loss) Available to Common	$ 0.79	$ (16.97)	$ (3.38)
Dividends per Share	$ 0.62	$ 0.58	$ 0.54

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
Cash Flows from Continuing Operating Activities			
Income (loss) from continuing operations	**$ 60,006**	$ (987,737)	$(173,963)
Add (deduct) adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities			
Depreciation, amortization and accretion	**595,732**	510,445	450,019
Deferred income taxes, net	**3,368**	(587,706)	(266,406)
Investment income	**(53,154)**	(43,675)	(50,639)
Minority share of income	**20,380**	9,068	39,915
Loss on impairment of intangible assets	**49,595**	—	—
Loss on assets held for sale and impairment of assets	**50,822**	—	—
Loss on marketable equity securities and other investments	**10,200**	1,888,391	548,305
Noncash interest expense	**26,760**	11,407	10,176
Loss on debt extinguishment	**—**	—	6,956
Other noncash expense	**28,676**	15,349	19,362
Changes in assets and liabilities from operations			
Change in accounts receivable	**61,338**	(27,032)	(34,125)
Change in materials and supplies	**(16,548)**	2,473	(7,100)
Change in accounts payable	**(625)**	52,280	(7,828)
Change in advance billing and customer deposits	**17,282**	20,046	1,628
Change in accrued taxes	**57,762**	(80,108)	(1,151)
Change in other assets and liabilities	**8,819**	10,436	10,656
	920,413	793,637	545,805
Cash Flows from Continuing Investing Activities			
Capital expenditures	**(776,967)**	(899,050)	(700,150)
Acquisitions, net of cash acquired	**(5,125)**	(531,174)	(392,842)
Cash received from mergers and exchanges	**33,953**	—	570,035
Refund of FCC deposit	**—**	56,060	—
Distributions from unconsolidated entities	**45,427**	31,328	16,644
Other investing activities	**2,222**	(23,748)	(13,545)
	(700,490)	(1,366,584)	(519,858)
Cash Flows from Continuing Financing Activities			
Change in notes payable	**(461,707)**	196,492	(249,522)
Issuance of long-term debt	**434,294**	138,314	489,656
Proceeds from prepaid forward contracts	**—**	1,631,821	—
Repayment of Company-Obligated Mandatorily Redeemable Preferred Securities	**(300,000)**	—	—
Repayments of long-term debt	**(60,370)**	(148,470)	(17,806)
Prepayment of medium-term notes	**(70,500)**	(51,000)	(65,500)
Repurchase and conversion of debt	**—**	—	(31,963)
Repurchase of TDS Common Shares	**(86,779)**	—	(39,441)
Repurchase of U.S. Cellular Common Shares	**—**	—	(40,862)
Dividends paid	**(36,193)**	(34,445)	(32,141)
Other financing activities	**47**	(1,573)	3,357
	(581,208)	1,731,139	15,778
Net Increase (Decrease) in Cash and Cash Equivalents	**(361,285)**	1,158,192	41,725
Cash and Cash Equivalents			
Beginning of year	**1,298,936**	140,744	99,019
End of year	**$ 937,651**	$ 1,298,936	$ 140,744

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Assets

December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Current Assets		
Cash and cash equivalents	$ 937,651	$1,298,936
Accounts receivable		
Due from customers, less allowance of $18,908 and $24,627, respectively	282,313	272,997
Other, principally connecting companies, less allowance of $6,419 and $15,848, respectively	127,358	175,036
Federal income tax receivable	—	40,000
Materials and supplies, at average cost	87,270	72,441
Other current assets	70,354	88,602
	1,504,946	1,948,012
Investments		
Marketable equity securities	2,772,410	1,944,939
Wireless license costs	1,189,326	1,247,197
Wireless license rights	42,037	—
Goodwill	887,937	967,566
Customer lists, net of accumulated amortization of $22,206 and $6,567, respectively	24,448	40,087
Investments in unconsolidated entities	214,885	205,995
Notes receivable, less valuation allowance of $55,144 and $55,144, respectively	6,476	7,287
Other investments	15,439	14,914
	5,152,958	4,427,985
Property, Plant and Equipment, net		
U.S. Cellular	2,271,254	2,148,432
TDS Telecom	1,079,732	1,047,811
	3,350,986	3,196,243
Other Assets and Deferred Charges		
Derivative asset	—	2,630
Other	83,925	96,914
	83,925	99,544
Assets of Operations Held for Sale	100,523	—
	$10,193,338	$9,671,784

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets – Liabilities and Stockholders' Equity

December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Current Liabilities		
Current portion of long-term debt	**$ 23,712**	$ 64,482
Notes payable	**—**	461,792
Accounts payable	**361,010**	361,758
Advance billings and customer deposits	**108,372**	95,922
Accrued interest	**31,884**	31,751
Accrued taxes	**44,889**	34,413
Accrued compensation	**69,290**	58,678
Other current liabilities	**57,788**	62,184
	696,945	1,170,980
Deferred Liabilities and Credits		
Net deferred income tax liability	**1,285,024**	1,180,204
Derivative liability	**712,252**	61,160
Asset retirement obligation	**124,501**	—
Other	**119,076**	124,545
	2,240,853	1,365,909
Long-term Debt		
Long-term debt, excluding current portion	**1,994,913**	1,641,624
Prepaid forward contracts	**1,672,762**	1,656,616
	3,667,675	3,298,240
Liabilities of Operations Held for Sale	**2,427**	—
Commitments and Contingencies (Note 23)		
Minority Interest in Subsidiaries	**502,702**	487,479
Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Subordinated Debentures[a]	**—**	300,000
Preferred Shares	**3,864**	6,954
Common Stockholders' Equity		
Common Shares, par value $.01 per share; authorized 100,000,000 shares; issued and outstanding 56,282,000 and 55,875,000 shares, respectively	**563**	559
Series A Common Shares, par value $.01 per share; authorized 25,000,000 shares; issued and outstanding 6,440,000 and 6,602,000 shares, respectively	**64**	66
Capital in excess of par value	**1,843,468**	1,832,806
Treasury Shares, at cost, 5,688,000 and 3,799,000 shares, respectively	**(493,714)**	(404,169)
Accumulated other comprehensive income	**296,820**	191,704
Retained earnings	**1,431,671**	1,421,256
	3,078,872	3,042,222
	$10,193,338	$9,671,784

The accompanying notes to consolidated financial statements are an integral part of these statements.

(a) As described in Note 18, the sole asset of TDS Capital I was $154.6 million principal amount of 8.5% subordinated debentures due 2037 from TDS, and the sole asset of TDS Capital II was $154.6 million principal amount of 8.04% subordinated debentures due 2038 from TDS.

Consolidated Statements of Common Stockholders' Equity

	Common Shares	Series A Common Shares	Capital in Excess of Par Value	Treasury Shares	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings
(Dollars in thousands)							
Balance, December 31, 2000	$555	$69	$ 1,816,619	$ (383,501)		$ (178,344)	$ 2,680,669
Comprehensive (Loss)							
Net (loss)	—	—	—	—	$ (198,055)	—	(198,055)
Net unrealized losses on securities	—	—	—	—	(173,776)	(173,776)	—
Comprehensive (loss)					$ (371,831)		
Dividends							
Common and Series A Common Shares	—	—	—	—		—	(31,683)
Preferred shares	—	—	—	—		—	(458)
Repurchase of Common Shares	—	—	—	(30,335)		—	—
Dividend reinvestment, incentive and compensation plans	—	—	995	6,942		—	—
Conversion of Series A and Preferred shares	2	(1)	746	—		—	—
Adjust Investment in U.S. Cellular for Common Share issuances and repurchases	—	—	8,368	—		—	—
Other	—	—	112	—		—	—
Balance, December 31, 2001	557	68	1,826,840	(406,894)		(352,120)	2,450,473
Comprehensive (Loss)							
Net (loss)	—	—	—	—	$ (994,772)	—	(994,772)
Net unrealized gains on securities	—	—	—	—	593,408	593,408	—
Net unrealized losses on derivative instruments	—	—	—	—	(49,584)	(49,584)	—
Comprehensive (loss)					$ (450,948)		
Dividends							
Common and Series A Common Shares	—	—	—	—		—	(34,018)
Preferred shares	—	—	—	—		—	(427)
Dividend reinvestment, incentive and compensation plans	—	—	1,975	2,725		—	—
Conversion of Series A and Preferred shares	2	(2)	1,156	—		—	—
Adjust Investment in U.S. Cellular for Common Share issuances and repurchases	—	—	2,698	—		—	—
Other	—	—	137	—		—	—
Balance, December 31, 2002 (as restated)	559	66	1,832,806	(404,169)		191,704	1,421,256
Comprehensive (Loss)							
Net income	—	—	—	—	**$ 46,608**	—	**46,608**
Net unrealized gains on securities	—	—	—	—	**496,832**	**496,832**	—
Net unrealized losses on derivative instruments	—	—	—	—	**(391,716)**	**(391,716)**	—
Comprehensive income					**$ 151,724**		
Dividends							
Common and Series A Common Shares	—	—	—	—		—	**(35,792)**
Preferred shares	—	—	—	—		—	**(401)**
Repurchase of Common Shares	—	—	—	**(92,365)**		—	—
Dividend reinvestment, incentive and compensation plans	**1**	—	**5,029**	**2,820**		—	—
Conversion of Series A and Preferred shares	**3**	**(2)**	**2,939**	—		—	—
Adjust Investment in U.S. Cellular for Common Share issuances and repurchases	—	—	**2,515**	—		—	—
Other	—	—	**179**	—		—	—
Balance, December 31, 2003 (as restated)	**$563**	**$64**	**$1,843,468**	**$(493,714)**		**$ 296,820**	**$1,431,671**

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Telephone and Data Systems, Inc. ("TDS") is a diversified telecommunications company providing high-quality telecommunications services to approximately 5.5 million wireless telephone and wireline telephone customers in 36 states at December 31, 2003. TDS conducts substantially all of its wireless telephone operations through its 82.1%-owned subsidiary, United States Cellular Corporation ("U.S. Cellular") and its Incumbent Local Exchange Carrier ("ILEC") and Competitive Local Exchange Carrier ("CLEC") wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom").

See Note 26 – Business Segment Information for summary financial information on each business segment.

Restatement
On April 19, 2004, TDS announced that it would restate its 2003 and 2002 financial statements relating to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets," which was adopted on January 1, 2002. Prior to January 1, 2002, TDS allocated the excess of purchase price over tangible assets and liabilities acquired to wireless license costs and goodwill. At that time, the accounting treatment for the TDS's wireless license costs and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, TDS has restated the allocation of $138.9 million of purchase price recorded as goodwill to wireless license costs as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of wireless license costs by a corresponding $90.7 million. Following these adjustments, TDS reperformed the impairment tests for its wireless license costs as of January 1, 2002, and recorded an impairment loss of $10.4 million ($20.9 million before income taxes of $8.2 million and minority interest of $2.3 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

In the first quarter of 2003, TDS had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The wireless license costs upon which the impairment was recorded in the first quarter of 2002 included the wireless license costs of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million and minority interest of $0.2 million. In the third quarter of 2003, TDS had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to wireless license costs. Consequently, income tax expense in 2003 has been reduced by $10.7 million and minority interest by $1.9 million.

In addition, as a result of the restatement discussed above, TDS also reperformed the annual impairment test for its wireless license costs for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million and minority interest of $5.4 million. This additional loss has been recorded in the second quarter of 2003. A summary of the changes to the affected captions in the 2003 and 2002 statement of operations and balance sheets are included below:

Year Ended or at December 31, 2003	As Originally Reported	Effects of 2003 Accounting Changes	As Restated
(Dollars in thousands, except per share amounts)			
Statement of Operations:			
Operating Expenses			
(Loss) on assets held for sale	$(52,761)	$ 1,939	$(50,822)
(Loss) on impairment of intangible assets	—	(49,595)	(49,595)
Operating Income	315,544	(47,656)	267,888
Income (loss) before income taxes and minority interest	178,392	(47,656)	130,736
Income tax expense (benefit)			
Tax effect of changes to loss on assets held for sale		(9,952)	
Tax effect of impairments		(19,590)	
	79,892	(29,542)	50,350
Minority share of income			
Minority share of changes to loss on assets held for sale		(2,123)	
Minority share of (loss) on impairments		5,355	
	(23,612)	3,232	(20,380)
Income (loss) before cumulative effect of accounting change	73,279	(14,882)	58,397
Cumulative effect of accounting change, net of tax and minority interest	(11,789)	—	(11,789)
Net income (loss)	$ 61,490	$(14,882)	$ 46,608
Basic earnings (loss) per share			
Continuing Operations	$ 1.29	$(0.26)	$ 1.03
Discontinued Operations	(0.03)	—	(0.03)
Cumulative effect of accounting change	(0.20)	—	(0.20)
Net income (loss)	$ 1.06	$(0.26)	$ 0.80
Diluted earnings (loss) per share			
Continuing Operations	$ 1.28	$(0.26)	$ 1.02
Discontinued Operations	(0.03)	—	(0.03)
Cumulative effect of accounting change	(0.20)	—	(0.20)
Net income (loss)	$ 1.05	$(0.26)	$ 0.79

Year Ended or at December 31, 2003	As Originally Reported	Effects of 2003 Accounting Changes	As Restated
(Dollars in thousands)			
Balance Sheet:			
Wireless license costs			
Restatement from goodwill		$ 138,885	
Increase in deferred tax liability on restatement of wireless license costs		90,677	
2002 impairment		(20,921)	
2003 impairment		(49,595)	
Adjustment to amount transferred to Assets of operations held for sale		(21,759)	
	$ 1,052,039	137,287	$ 1,189,326
Goodwill			
Restatement to Wireless license costs		(138,885)	
Adjustment to amount transferred to Assets of operations held for sale		23,698	
	1,003,124	(115,187)	887,937
Total Assets	$10,171,238	$ 22,100	$10,193,338
Net deferred income tax liability			
Increase in deferred tax liability on restatement of wireless license costs		$ 90,677	
Tax on 2002 impairment		(8,264)	
Tax on 2003 impairment		(19,590)	
Tax effect of changes to loss on assets held for sale		(9,952)	
	$1,232,153	52,871	$1,285,024
Minority interest in subsidiaries			
2002 impact		(2,256)	
2003 impact		(3,232)	
	508,190	(5,488)	502,702
Retained Earnings			
2002 cumulative effect impact		(10,401)	
2003 impact		(14,882)	
	1,456,954	(25,283)	1,431,671
Total Liabilities and Stockholders' Equity	$10,171,238	$ 22,100	$10,193,338

Year Ended or at December 31, 2002	As Originally Reported	Effects of 2002 Accounting Changes	As Restated
(Dollars in thousands, except per share amounts)			
Statement of Operations:			
Income (loss) before cumulative effect of accounting change	$ (987,737)	$ —	$ (987,737)
Cumulative effect of accounting change	3,366	(10,401)	(7,035)
Net income (loss)	$ (984,371)	$ (10,401)	$ (994,772)
Basic earnings (loss) per share			
Continuing Operations	$ (16.85)	$ —	$ (16.85)
Cumulative effect of accounting change	0.06	(0.18)	(0.12)
Net income (loss)	$ (16.79)	$ (0.18)	$ (16.97)
Diluted earnings (loss) per share			
Continuing Operations	$ (16.85)	$ —	$ (16.85)
Cumulative effect of accounting change	0.06	(0.18)	(0.12)
Net income (loss)	$ (16.79)	$ (0.18)	$ (16.97)
Balance Sheet:			
Wireless license costs			
Restatement from goodwill		$ 138,885	
Increase in deferred tax liability on restatement of wireless license costs		90,677	
2002 impairment		(20,921)	
	$1,038,556	208,641	$1,247,197
Goodwill			
Restatement of goodwill	1,106,451	(138,885)	967,566
Total Assets	$9,602,028	$ 69,756	$9,671,784
Net deferred income tax liability			
Increase in deferred tax liability on restatement of wireless license costs		$ 90,677	
Tax on 2002 impairment		(8,264)	
	$1,097,791	82,413	$1,180,204
Minority interest in subsidiaries	489,735	(2,256)	487,479
Retained Earnings	1,431,657	(10,401)	1,421,256
Total Liabilities and Stockholders' Equity	$9,602,028	$ 69,756	$9,671,784

Principles of Consolidation
The accounting policies of TDS conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of TDS, its majority-owned subsidiaries since acquisition and the wireless partnerships in which it has a majority general partnership interest or has a controlling financial interest. All material intercompany items have been eliminated.

Business Combinations
TDS uses the purchase method of accounting for business combinations. TDS includes as investments in subsidiaries the value of the consideration given and all direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense.

Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain amounts reported in prior years have been reclassified to conform to current period presentation. The reclassifications had no impact on previously reported net income and stockholders' equity.

Prior to the fourth quarter of 2003, TDS included costs for equipment sold to retain current U.S. Cellular customers in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in operating revenues. In the fourth quarter of 2003, TDS changed its policy for classifying retention costs and has reclassified the equipment sales revenues and cost of equipment sold related to the retention of current U.S. Cellular customers out of selling, general and administrative expense into operating revenues and cost of services and products, respectively, for each of the years presented. These reclassifications increased operating revenues by $27.3 million and $13.1 million in 2003 and 2002, respectively, and increased cost of services and products by $106.6 million, $57.2 million and $42.7 million in 2003, 2002 and 2001, respectively. Selling, general and administrative expense was reduced by $79.3 million, $44.1 million and $42.7 million in 2003, 2002 and 2001, respectively, to reflect the amounts reclassified to operating revenues and cost of services and products. These reclassifications did not have any impact on income from operations, net income, earnings per share, financial position or cash flows of TDS for any of the years presented.

Statement of Financial Accounting Standards ("SFAS") No. 145 "Rescission of SFAS No. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections" was issued in April 2002, and is effective for fiscal years beginning after May 15, 2002, with early application encouraged. The provisions of SFAS No. 145 preclude gains and losses on the extinguishment of debt from being classified as extraordinary. In 2002, TDS elected to adopt SFAS No. 145 early and as a result no longer reports the retirement of debt as extraordinary. Loss on debt retirement of $5.7 million, net of minority interest of $1.2 million, for the year ended December 31, 2001, previously recorded as an extraordinary item, has been reclassified. Loss on debt extinguishment of $7.0 million in 2001 is included in the Investment and Other Income (Expense) section of the statements of operations. The minority interest amount is included in the Minority Share of Income caption. There were no income taxes associated with this loss.

Cash and Cash Equivalents
Cash and cash equivalents include cash and those short-term, highly-liquid investments with original maturities of three months or less.

Outstanding checks totaled $22.3 million and $8.3 million at December 31, 2003 and 2002, respectively, and are classified as Accounts payable in the consolidated balance sheets.

Marketable Equity Securities
Marketable equity securities are classified as available-for-sale, and are stated at fair market value. Net unrealized holding gains and losses are included in Accumulated other comprehensive income. Realized gains and losses are determined on the basis of specific identification.

The market values of marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a non-operating loss in the statements of operations.

Factors that management considers in determining whether a decrease in the market value of its securities is an other than temporary decline include if there has been a significant change in the financial condition, operational structure or near-term prospects of the issuer; how long and how much the security has been below carrying value; and whether TDS has the intent and ability to retain its investment in the issuer's securities to allow the market value to return to the accounting cost basis.

TDS utilizes derivative financial instruments to reduce market risks due to fluctuations in market prices of marketable equity securities. At December 31, 2003 and 2002, TDS had prepaid forward contracts ("forward contracts") maturing in 2007 and 2008 in connection with substantially all TDS's marketable equity security portfolio, hedging the market price risk with respect to the contracted securities. The downside risk is hedged at or above the accounting cost basis thereby eliminating the risk of an other than temporary loss being recorded on these contracted securities.

Derivative Instruments
TDS utilizes derivative financial instruments to reduce marketable equity security market value risk. TDS does not hold or issue derivative financial instruments for trading purposes. TDS recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. Changes in fair value of those instruments are reported in the statements of operations or Accumulated other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements depends on the derivative's hedge designation and whether the hedge is anticipated to be highly effective in achieving offsetting changes in the fair value of the hedged item or cash flows of the asset hedged.

Wireless License Costs
Wireless license costs consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs relating to acquiring the licenses. Wireless license costs are intangible assets with indefinite useful lives and beginning January 1, 2002, with the implementation of SFAS No. 142 "Goodwill and Other Intangible Assets", are not amortized. Prior to 2002, wireless license costs were amortized over 40 years.

Management has determined that wireless licenses are intangible assets with indefinite useful lives, based on the following factors:

- Radio spectrum is not a depleting asset.
- The ability to use radio spectrum is not limited to any one technology.
- U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.
- U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. To date, all of U.S. Cellular's license renewal applications, filed for unique cellular licenses in every year from 1994 to the present, have been granted by the FCC. Generally, license renewal applications filed by wireless licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy". Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event any of its license renewal applications were challenged and therefore believes that it is probable that its future license renewal applications will be granted.

An intangible asset that is not subject to amortization is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

Wireless License Rights
In accordance with the exchange agreement with AT&T Wireless, U.S. Cellular has deferred the assignment and development of certain licenses for a period of up to five years from the closing date, August 1, 2003. The 21 licenses that have not yet been assigned to U.S. Cellular, with fair value totaling $42.0 million, are included in Wireless license rights on the balance sheet. All asset values related to the properties acquired or pending, including license values, were determined using an independent valuation. See Note 12 – Acquisitions, Divestitures and Exchanges for a discussion of the AT&T Wireless exchange.

Goodwill
TDS has goodwill as a result of the acquisition of wireless licenses and markets, and the acquisition of operating telephone companies. U.S. Cellular's goodwill reflects the portion of the purchase price of acquisitions of interests in operating wireless markets that was not assigned to the fair values of the other acquired assets, including wireless licenses. TDS Telecom's goodwill reflects the costs in excess of the underlying fair value of the net tangible and intangible assets of acquired telephone companies. TDS adopted SFAS No. 142 on January 1, 2002, and no longer amortizes goodwill. Prior to 2002, goodwill was amortized over 40 years. Goodwill is tested for impairment annually. The impairment test consists of a comparison of the implied fair value of the goodwill with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess.

Investments in Unconsolidated Entities
Investments in unconsolidated entities consists of investments where TDS holds a 50% or less non-controlling ownership interest. TDS follows the equity method of accounting, which recognizes TDS's proportionate share of the income and losses accruing to it under the terms of its partnership or shareholder agreements, where TDS's ownership interest equals or exceeds 20% for corporations and 3% to 5% for partnerships and limited liability companies. The cost method of accounting is followed for interests where TDS's ownership interest is less than 20% for corporations and 3% to 5% for partnerships and limited liability companies, or where TDS does not have the ability to exercise significant influence.

Property, Plant and Equipment
U.S. Cellular
U.S. Cellular's property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes, payroll-related expenses, and estimated costs to remove the assets in accordance with SFAS No. 143 "Accounting for Asset Retirement Obligations."

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to depreciation expense. Repairs and renewals of minor units of property are charged to system operations expense.

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use," ("SOP 98-1") and amortized starting when each new system is placed in service.

TDS Telecom

Incumbent Local Exchange Operations

TDS Telecom's incumbent local exchange carrier property, plant and equipment is stated at the original cost of construction including the capitalized costs of certain taxes, payroll-related expenses, and an allowance for funds used during construction.

Renewals and betterments of units of property are recorded as additions to telephone plant in service. The original cost of depreciable property retired is removed from plant in service and, together with removal cost less any salvage realized, is charged to accumulated depreciation. No gain or loss is recognized on ordinary retirements of depreciable telephone property. Repairs and renewals of minor units of property are charged to plant operations expense.

Costs of developing new information systems are capitalized and amortized starting when each new system is placed in service.

TDS's incumbent local exchange carrier operations follow accounting for regulated enterprises prescribed by SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation." Management periodically reviews the criteria for applying these provisions to determine whether continuing application of SFAS No. 71 is appropriate. Management believes that such criteria are still being met and therefore has no current plans to change its method of accounting.

Competitive Local Exchange Operations

TDS Telecom's competitive local exchange carrier property, plant and equipment is stated at the original cost of construction including capitalized costs of certain taxes and payroll-related expenses.

Renewals and betterments of units of property are recorded as additions to plant in service. The original cost of depreciable property retired (along with the related accumulated depreciation) is removed from plant in service and, together with removal cost less any salvage realized, is charged to expense. Repairs and renewals of minor units of property are charged to expense.

Costs of developing new information systems are capitalized and amortized starting when each new system is placed in service.

Depreciation

U.S. Cellular provides for depreciation using the straight-line method over the estimated useful lives of the assets.

TDS Telecom's incumbent local exchange carrier operations provide for depreciation on a group basis according to depreciable rates approved by state public utility commissions. TDS Telecom's competitive local exchange carrier operations provide for depreciation using the straight-line method over the estimated useful lives of the assets.

Assets and Liabilities of Operations Held For Sale

TDS accounts for the disposal of long-lived assets in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." When long-lived assets meet the held for sale criteria set forth in SFAS No. 144, the balance sheet reflects the assets and liabilities of the properties to be disposed of as assets and liabilities of operations held for sale. The assets and liabilities of operations held for sale are presented separately in the asset and liability sections of the balance sheet. The revenues and expenses of the properties to be disposed of are included in operations until the transaction is completed. See Note 10 – Operations Held for Sale for the discussion of the sale and exchange of long-lived assets.

Asset Retirement Obligations

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in June 2001, and became effective for TDS beginning January 1, 2003. SFAS No. 143 requires entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligations, any differences between the cost to retire an asset and the liability recorded is recognized in the statement of operations as a gain or loss.

U.S. Cellular is subject to asset retirement obligations associated primarily with its cell sites, retail sites and office locations. Legal obligations include obligations to remediate leased land on which U.S. Cellular's cell sites and switching offices are located. U.S. Cellular is also required to return leased retail store premises and office space to their pre-existing conditions.

U.S. Cellular determined that it had an obligation to remove long-lived assets in its cell sites, retail sites and office locations as described by SFAS No. 143, and has recorded a liability and related asset retirement obligation accretion expense. The change in asset retirement obligation during 2003 was as follows:

(Dollars in thousands)	
Beginning balance – January 1, 2003	$54,438
Additional liabilities accrued	5,641
Accretion expense	4,422
Ending balance – December 31, 2003	$64,501

TDS Telecom's incumbent local exchange carriers' rates are regulated by the respective state public utility commissions and the FCC and therefore, reflect the effects of the rate-making actions of these regulatory bodies in the financial statements of the TDS incumbent local telephone carriers. On December 20, 2002, the FCC notified carriers by Order that it will not adopt SFAS No. 143 since the FCC concluded that SFAS No. 143 conflicted with the FCC's current accounting rules that require incumbent local telephone carriers to accrue for asset retirement obligations through prescribed depreciation rates. Pursuant to the FCC's order, and the provisions of SFAS No. 71, the incumbent local telephone carriers have recorded an asset retirement obligation in accordance with the requirements of SFAS No. 143 and a regulatory liability for the amounts of costs of removal that these regulatory bodies have required to be recorded for regulatory accounting purposes which are in excess of the amounts required to be recorded in accordance with SFAS No. 143. At January 1, 2003, the TDS Telecom incumbent local telephone carriers reclassified $29.9 million from accumulated depreciation to an asset retirement obligation in conjunction with the adoption of SFAS No. 143. Additionally, the incumbent local telephone carriers continue to accrue costs of removal as a component of depreciation expense pursuant to depreciation rates set forth by the respective state public utility commissions. As of December 31, 2003, the TDS Telecom incumbent local telephone companies have also reclassified $31.8 million from accumulated depreciation to an asset retirement obligation which consists of the costs of removal in excess of the asset retirement obligation as required by SFAS No. 143 that the respective state regulatory authorities have required the incumbent local telephone companies to recognize as a regulatory liability.

The change in asset retirement obligation and regulatory obligation during 2003 was as follows:

(Dollars in thousands)

Beginning balance – January 1, 2003	$55,300
Additional liabilities incurred	5,600
Costs of removal incurred in 2003	(900)
Ending balance – December 31, 2003	$60,000

The regulatory liability included in asset retirement obligation at December 31, 2003 and at January 1, 2003 was $28.2 million and $25.4 million, respectively. The asset retirement obligation calculated in accordance with the provisions of SFAS No. 143 at December 31, 2003 and at January 1, 2003 was $31.8 million and $29.9 million, respectively.

TDS Telecom's competitive local telephone carriers adopted SFAS No. 143 effective January 1, 2003. TDS Telecom determined that its competitive local telephone carriers do not have a material legal obligation to remove long-lived assets as described by SFAS No. 143, and accordingly, adoption of SFAS No. 143 did not have a material effect on the competitive local exchange carrier's financial position or results of operations.

Revenue Recognition

Revenues from wireless operations primarily consist of charges for access, airtime, roaming and value added services provided for U.S. Cellular's retail customers; charges to carriers whose customers use U.S. Cellular's systems when roaming; charges for long-distance calls made on U.S. Cellular's systems; end user equipment sales; and sales of accessories. Revenues are recognized as services are rendered. Unbilled revenues, resulting from wireless service provided from the billing cycle date to the end of each month and from other wireless carriers' customers using U.S. Cellular's systems for the last half of each month, are estimated and recorded.

Equipment sales represent a separate earnings process. Revenues from equipment and accessory sales are recognized upon delivery to the customer. In order to provide better control over handset quality, U.S. Cellular began selling handsets to agents beginning in the second quarter of 2002 at a price approximately equal to cost. In most cases, the agents receive rebates from U.S. Cellular at the time the agents sign up new customers or retain current customers. U.S. Cellular accounts for the sale of equipment to agents in accordance with Emerging Issues Task Force ("EITF") Statement 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." This standard requires that equipment sales revenue be reduced by the anticipated rebates to be paid to the agents at the time the agent purchases the handsets rather than at the time the agent signs up a new customer or retains a current customer.

Activation fees charged with the sale of service only are deferred and recognized over the average customer service period.

Effective January 1, 2002, U.S. Cellular adopted EITF Statement 00-21 "Accounting for Multiple Element Arrangements." Under this pronouncement, activation fees charged with the sale of equipment and service are allocated to the equipment and service based upon the relative fair values of each item. Due to the subsidy provided on customer handsets, this generally results in the recognition of the activation fee as additional handset revenue at the time of sale. Upon the initial adoption of Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition," in 2000, had U.S. Cellular deferred activation fees associated with the sales of equipment and service at the time of activation, with subsequent recognition over the expected customer service period, the financial results for all periods presented would not have been materially different from those originally reported. The effect of adopting EITF 00-21 did not have a material impact on any of the periods as originally reported.

During December 2003, the SEC issued SAB 104, "Revenue Recognition," which revised and rescinded portions of SAB 101. The issuance of SAB 104 did not impact TDS's revenue recognition policies.

Revenue from wireline operations primarily consists of charges for the provision of local telephone exchange service; compensation for carrying interstate and intrastate long-distance traffic on TDS Telecom's local telephone networks; and charges for (i) leasing, selling, installing and maintaining customer premise equipment,

(ii) providing billing and collection services, (iii) providing Internet services, (iv) reselling long-distance services and (v) selling digital broadcast satellite receivers. Revenues are recognized as services are rendered.

TDS's incumbent local exchange carriers participate in revenue pools with other telephone companies for interstate revenue and for certain intrastate revenue. Such pools are funded by toll revenue and/or access charges within state jurisdictions and by access charges in the interstate market. Revenues earned through the various pooling processes are initially recorded based on TDS Telecom's estimates.

Cumulative Effect of Accounting Changes
Effective January 1, 2003, TDS adopted SFAS No. 143 "Accounting for Asset Retirement Obligations" and recorded the initial liability for legal obligations associated with an asset retirement. The cumulative effect of the implementation of this accounting standard on periods prior to 2003 was recorded in the first quarter of 2003, decreasing net income by $11.8 million, net of taxes of $9.7 million and minority interest of $3.0 million or $0.20 per basic and diluted share.

The following pro forma amounts show the effect of the retroactive application of the change in accounting principle for the adoption of SFAS No. 143:

Year Ended December 31,	**2003 (as restated)**	2002 (as restated)	2001
(Dollars in thousands, except per share amounts)			
Actual			
Net income (loss)	**$46,608**	$(994,772)	$(198,055)
Basic earnings (loss) per share	**$ 0.80**	$ (16.97)	$ (3.38)
Diluted earnings (loss) per share	**$ 0.79**	$ (16.97)	$ (3.38)
Pro forma			
Net income (loss)	**$58,397**	$(997,321)	$(200,025)
Basic earnings (loss) per share	**$ 1.00**	$ (17.01)	$ (3.41)
Diluted earnings (loss) per share	**$ 0.99**	$ (17.01)	$ (3.41)

	December 31,		January 1,
(Dollars in thousands)	2002	2001	2001
Pro forma – Balance Sheet data			
Asset retirement obligation	$109,738	$92,946	$78,806

Effective January 1, 2002, TDS adopted SFAS No. 142 and determined that wireless license costs have indefinite lives. Upon initial adoption, TDS reviewed its wireless license costs and determined there was an impairment loss on certain wireless license costs. The cumulative effect of the initial impairment upon the adoption of SFAS No. 142 reduced net income in 2002 by $10.4 million, net of income taxes of $8.2 million and minority interest of $2.3 million, or $(0.18) per diluted share.

Effective January 1, 2002, U.S. Cellular changed its method of accounting for commissions expenses related to customer activations and began deferring expense recognition of a portion of commissions expenses in the amount of deferred activation fees revenue. TDS believes this change is a preferable method of accounting for such costs primarily due to the fact that the new method of accounting provides for better matching of revenue from customer activations to direct incremental costs associated with these activations within each reporting period. The cumulative effect of this accounting change on periods prior to 2002 was recorded in 2002 increasing net income by $3.4 million, net of tax of $3.0 million and minority interest of $1.2 million, or $.06 per diluted share. Upon the initial adoption of SAB 101, had U.S. Cellular deferred expense recognition for a portion of commissions expenses in the amount of deferred activation fees revenue, Net Income (Loss) Available to Common, and Basic and Diluted Earning per Share would have been ($198.1) million, ($3.38) and ($3.38), respectively, for the year ended December 31, 2001.

Advertising Costs
TDS expenses advertising costs as incurred. Advertising expense totaled $140.9 million, $105.3 million, and $77.2 million in 2003, 2002 and 2001, respectively.

Bad Debt Expense
Bad debt expense totaled $65.5 million, $84.9 million, and $28.5 million in 2003, 2002 and 2001, respectively.

Income Taxes
TDS files a consolidated federal income tax return. Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when, in management's opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock-Based Compensation
TDS accounts for stock options and employee stock purchase plans under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation."

TDS recorded compensation expense of $0.3 million on 53,000 options granted in 2003. No compensation costs have been recognized for the remaining 615,000 options granted in 2003. No compensation costs have been recognized for the stock option and employee stock purchase plans in 2002 and 2001. Had compensation cost for all stock option and employee stock purchase plans been determined consistent with SFAS No. 123, TDS's net income available to common and earnings per share would have been reduced to the following pro forma amounts:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands, except per share amounts)			
Net Income (Loss)			
Available to Common			
As Reported	**$ 46,191**	$(995,199)	$(198,513)
Pro Forma Expense	**(14,886)**	(11,503)	(5,429)
Pro Forma	**31,305**	(1,006,702)	(203,942)
Basic Earnings per Share from			
Net Income (Loss)			
Available to Common			
As Reported	**0.80**	(16.97)	(3.38)
Pro Forma Expense	**(0.26)**	(0.20)	(0.10)
Pro Forma	**0.54**	(17.17)	(3.48)
Diluted Earnings per Share from			
Net Income (Loss)			
Available to Common			
As Reported	**0.79**	(16.97)	(3.38)
Pro Forma Expense	**(0.26)**	(0.20)	(0.10)
Pro Forma	**$ 0.53**	$ (17.17)	$ (3.48)

Asset Impairment

TDS reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. TDS evaluates the asset for possible impairment based on an estimate of related undiscounted cash flows over the remaining asset life. If an impairment is identified, a loss is recognized for the difference between the fair value of the asset (less cost to sell) and the carrying value of the asset.

Recent Accounting Pronouncements

Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities," was issued in January 2003. It is effective for all variable interests in variable interest entities created after January 31, 2003, and is effective October 1, 2003 for variable interests in variable interest entities created before February 1, 2003. This Interpretation modifies the requirements for consolidation of investments previously contained in Accounting Research Bulletin No. 51, "Consolidated Financial Statements". Under FIN 46 certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties are considered variable interest entities and are potentially subject to consolidation by an investor other than the investor with the majority equity interest. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities," which among other things, deferred the application of FIN 46 by public entities with interest in variable interest entities referred to as special purpose entities until periods ending after December 15, 2003 and by public entities for all other types of variable interest entities until periods ending after March 15, 2004. TDS has reviewed the provisions of FIN 46R and does not anticipate that the adoption of FIN 46R will have a material impact on TDS's future financial position or results of operations.

2 INCOME TAXES

Income tax provisions charged to Income (loss) from continuing operations before minority interest are summarized as follows:

Year Ended December 31,	2003 (as restated)	2002	2001
(Dollars in thousands)			
Current			
Federal	**$ 8,881**	$ 1,273	$ 184,562
State	**20,243**	2,365	36,936
Foreign	**—**	7,068	—
Deferred			
Federal	**29,844**	(491,616)	(210,893)
State	**(8,618)**	(96,090)	(55,513)
Total income tax expense (benefit) from continuing operations	**$50,350**	$(577,000)	$ (44,908)

A reconciliation of TDS's income tax expense (benefit) from continuing operations computed at the statutory rate to the reported income tax expense (benefit) from continuing operations, and the statutory federal income tax expense (benefit) rate to TDS's effective income tax expense (benefit) rate from continuing operations, is as follows:

Year Ended December 31,	2003		2002		2001	
	Amount (as restated)	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)						
Statutory federal income tax expense (benefit)	**$45.8**	**35.0%**	$(544.5)	(35.0)%	$(62.6)	(35.0)%
State income taxes, net of federal benefit	**1.9**	**1.5**	(57.2)	(3.7)	(4.8)	(2.7)
Amortization of license costs and goodwill	**—**	**—**	—	—	6.3	3.5
Minority share of income not included in consolidated tax return	**(4.3)**	**(3.3)**	(4.3)	(0.3)	(2.6)	(1.5)
Gains (losses) on marketable equity securities, other investments and assets held for sale	**3.9**	**3.0**	12.6	0.8	3.1	1.7
Resolution of prior period tax issues	**1.8**	**1.4**	11.5	0.7	9.8	5.5
Foreign tax	**—**	**—**	4.6	0.3	—	—
Debt extinguishment	**—**	**—**	—	—	2.4	1.4
Other differences, net	**1.3**	**0.9**	0.3	0.1	3.5	2.0
Total income tax expense (benefit)	**$50.4**	**38.5%**	$(577.0)	(37.1)%	$(44.9)	(25.1)%

Income from continuing operations for each of the three years ended December 31, 2003, includes gains and losses (reported in the captions "Loss on marketable equity securities and other investments" and "Loss on assets held for sale and impairments" in the statements of operations) that significantly affected income (loss) from continuing operations before income taxes and minority interest and income tax expense. The effective income tax rate excluding such gains and losses was 38.6%, 43.1%, and 45.2% for the years ended December 31, 2003, 2002, and 2001, respectively.

Income tax provisions charged to net income (loss) are summarized as follows:

Year Ended December 31,	**2003 (as restated)**	2002 (as restated)	2001
(Dollars in thousands)			
Current			
Federal	**$ 8,861**	$ 1,273	$ 184,562
State	**20,029**	2,365	36,936
Foreign	**—**	7,068	—
Deferred			
Federal	**21,035**	(495,999)	(204,469)
State	**(10,436)**	(97,021)	(55,513)
Total income tax expense (benefit)	**$39,489**	$(582,314)	$ (38,484)

Included in total income tax expense (benefit) are deferred income tax benefits on cumulative effect of accounting changes of $9.7 million in 2003 and $5.3 million in 2002. Discontinued operations was reduced by deferred income tax benefits of $1.2 million in 2003 and $6.4 million in 2001.

TDS's current net deferred tax assets totaled $19.4 million and $20.3 million as of December 31, 2003 and 2002, respectively. The net current deferred tax asset primarily represents the deferred tax effects of the allowance for doubtful accounts on customer receivables.

The temporary differences that gave rise to the noncurrent deferred tax assets and liabilities are as follows:

December 31,	**2003 (as restated)**	2002 (as restated)
(Dollars in thousands)		
Deferred Tax Asset		
Net operating loss carryforwards	**$ 82,054**	$ 80,645
Derivative accounting	**286,247**	32,473
Partnership investments	**—**	17,568
	368,301	130,686
Less valuation allowance	**(67,209)**	(54,816)
Total Deferred Tax Asset	**301,092**	75,870
Deferred Tax Liability		
Marketable equity securities	**1,044,230**	739,045
Property, plant and equipment	**312,232**	299,730
Partnership investments	**24,627**	—
Licenses	**203,989**	212,486
Other	**1,038**	4,813
Total Deferred Tax Liability	**1,586,116**	1,256,074
Net Deferred Income Tax Liability	**$1,285,024**	$1,180,204

TDS and certain subsidiaries had $966.5 million of state net operating loss carryforward (generating a $73.7 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the loss which expires between 2004 and 2023. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate tax returns, had a federal net operating loss carryforward (generating an $8.4 million deferred tax asset) available to offset future taxable income which expires between 2004 and 2023. A valuation allowance was established for a portion of the state operating loss carryforward and the federal operating loss carryforward since it is more than likely that a portion of such carryforwards will expire before they can be utilized.

3 EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) available to common by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using net income available to common and weighted average common shares adjusted to include the effect of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the potential conversion of preferred stock to common shares.

The amounts used in computing earnings per share from continuing operations and the effect on income and the weighted average number of Common and Series A Common Shares of dilutive potential common stock are as follows:

Year Ended December 31,	**2003 (as restated)**	2002 (as restated)	2001
(Dollars in thousands)			
Basic Earnings per Share			
Income (Loss) from Continuing Operations	**$ 60,006**	$(987,737)	$(173,963)
Preferred Dividend Requirement	**(417)**	(427)	(458)
Income (Loss) from Continuing Operations Available to Common	**59,589**	(988,164)	(174,421)
Discontinued Operations (Loss) on Disposal	**(1,609)**	—	(24,092)
Cumulative Effect of Accounting Change	**(11,789)**	(7,035)	—
Net Income (Loss) Available to Common used in Basic Earnings per Share	**$ 46,191**	$(995,199)	$(198,513)

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands)			
Diluted Earnings per Share			
Income (Loss) from Continuing Operations Available to Common used in Basic Earnings per Share	$ 59,589	$(988,164)	$(174,421)
Minority Income Adjustment[1]	(335)	—	—
Income (Loss) from Continuing Operations Available to Common	59,254	(988,164)	(174,421)
Discontinued Operations (Loss) on Disposal	(1,609)	—	(24,092)
Cumulative Effect of Accounting Change	(11,789)	(7,035)	—
Net Income (Loss) Available to Common used in Diluted Earnings per Share	$ 45,856	$(995,199)	$(198,513)

(1) The minority income adjustment reflects the additional minority share of U.S. Cellular's income computed as if all of U.S. Cellular's dilutive issuable securities were outstanding.

Year Ended December 31,	2003	2002	2001
(Shares in thousands)			
Weighted Average Number of Common Shares used in Basic Earnings per Share	57,721	58,644	58,661
Effect of Dilutive Securities:			
Common Shares outstanding if Preferred Shares converted[1]	—	—	—
Stock options[2]	154	—	—
Weighted Average Number of Common Shares used in Diluted Earnings per Share	57,875	58,644	58,661

(1) Preferred Shares convertible into 210,269 Common Shares in 2003, 231,013 Common Shares in 2002 and 239,514 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were anti-dilutive.

(2) Stock options convertible into 1,277,834 Common Shares in 2003, 1,792,639 Common Shares in 2002 and 1,381,041 Common Shares in 2001 were not included in computing Diluted Earnings per Share because their effects were anti-dilutive.

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
Basic Earnings per Share			
Continuing Operations	$1.03	$(16.85)	$(2.97)
Discontinued Operations	(0.03)	—	(0.41)
Cumulative Effect of Accounting Change	(0.20)	(0.12)	—
	$0.80	$(16.97)	$(3.38)

Year Ended December 31,	2003	2002	2001
Diluted Earnings per Share			
Continuing Operations	$1.02	$(16.85)	$(2.97)
Discontinued Operations	(0.03)	—	(0.41)
Cumulative Effect of Accounting Change	(0.20)	(0.12)	—
	$0.79	$(16.97)	$(3.38)

4 MARKETABLE EQUITY SECURITIES

Information regarding TDS's marketable equity securities is summarized as follows:

December 31,	2003	2002
(Dollars in thousands)		
Deutsche Telekom AG		
131,461,861 ordinary shares	$2,403,123	$1,689,285
Vodafone Group Plc		
12,945,915 American Depositary Receipts	324,166	234,580
VeriSign, Inc.		
2,361,333 and 2,525,786 common shares	38,490	20,257
Rural Cellular Corporation		
719,396 equivalent common shares	5,719	611
Other	912	206
Aggregate Fair Value	2,772,410	1,944,939
Accounting Cost Basis	1,543,932	1,545,713
Gross Unrealized Holding Gains (Losses)	1,228,478	399,226
Income Tax (Expense) Benefit	(479,683)	(155,794)
Unrealized Holding Gains (Losses), net of tax	748,795	243,432
Derivatives, net of tax	(447,319)	(50,508)
Equity Method Unrealized Gains	126	615
Minority Share of Unrealized Holding (Gains) Losses	(4,782)	(1,835)
Accumulated Other Comprehensive Income	$ 296,820	$ 191,704

TDS holds a substantial amount of marketable equity securities that are publicly traded and can have volatile movements in share prices. TDS and its subsidiaries do not make direct investments in publicly traded companies and all of these interests were acquired as a result of sales, trades or reorganization of other assets. The investment in Deutsche Telekom resulted from TDS's sale of its over 80%-owned personal communication services operating subsidiary, Aerial Communications, to VoiceStream Wireless for stock of VoiceStream, which was then acquired by Deutsche Telekom in exchange for Deutsche Telekom stock. The investment in Vodafone resulted from certain sales or trades of non-strategic cellular investment to or settlements with AirTouch Communications in exchange for stock of AirTouch, which was then acquired by Vodafone for American Depositary Receipts representing Vodafone stock. The investment in Rural Cellular Corporation is the result of a consolidation of several cellular partnerships in which TDS subsidiaries held interests into Rural Cellular, and the distribution of Rural Cellular stock in exchange of these interests. The investment in VeriSign is the result of the acquisition by VeriSign of Illuminet, Inc., a telecommunication entity in which several TDS subsidiaries held interests.

The market values of the marketable equity securities may fall below the accounting cost basis of such securities. If management determines the decline in value of the marketable equity securities to be other than temporary, the unrealized loss included in Accumulated other comprehensive income is recognized and recorded as a loss in the statements of operations.

5 WIRELESS LICENSE COSTS/GOODWILL

Changes in wireless license costs and goodwill are primarily the result of the acquisitions or divestiture of wireless markets and telephone companies by TDS. See Note 12 – Acquisitions, Divestitures and Exchanges for the details on the changes in wireless license costs and goodwill.

Following is a schedule of activity of wireless license costs:

December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Balance, beginning of year	**$1,247,197**	$ 858,792
Restatement under SFAS No. 142	—	229,562
Acquisitions[1]	**178,609**	181,510
Divestitures	**(76,905)**	—
Allocation to assets of operations held for sale	**(63,569)**	—
Impairment loss[2]	**(53,095)**	(20,921)
Other	**(874)**	(1,746)
Balance, end of year[1]	**$1,231,363**	$1,247,197

(1) Includes $42.0 million of Wireless license rights from the AT&T Wireless transactions.

(2) Upon adoption of SFAS No. 142 on January 1, 2002, TDS recorded a $20.9 million impairment loss on intangible assets related to the wireless license costs. The loss was recorded as a cumulative effect of accounting change. In 2003, TDS recorded an additional impairment loss of $49.6 million on wireless license costs in two reporting units and a $3.5 million loss on impairment of its investment in a non-operating wireless license.

Following is a schedule of activity of goodwill:

December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
Consolidated Beginning Balance	**$967,566**	$870,801
U.S. Cellular		
Balance, beginning of year	**504,744**	473,975
Restatement under SFAS No. 142	—	(138,885)
Acquisitions	**7,516**	172,263
Divestitures	**(69,961)**	—
Allocation to assets of operations held for sale	**(7,565)**	—
Other	**(4,478)**	(2,609)
Balance, end of year	**430,256**	504,744
TDS Telecom – ILEC		
Balance, beginning of year	**397,482**	332,848
Acquisitions	—	64,231
Other	**(141)**	403
Balance, end of year	**397,341**	397,482
TDS Telecom – CLEC		
Balance, beginning and end of year	**29,440**	29,440
Other		
Balance, beginning of year	**35,900**	34,538
Impairment loss	**(5,000)**	—
Other	—	1,362
Balance, end of year	**30,900**	35,900
Net Change	**(79,629)**	96,765
Consolidated Ending Balance	**$887,937**	$967,566

Pursuant to SFAS No. 142, Net income (loss) and Basic and Diluted earnings per share adjusted to exclude license and goodwill amortization expense, net of tax, recorded in the year ended December 31, 2001, are summarized below, together with the actual amounts of such measures in 2003 and 2002, for comparison purposes.

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Dollars in thousands)			
Net Income (Loss)	**$46,608**	$(994,772)	$(198,055)
Amortization, net of tax and minority interest effect of			
License costs	—	—	14,215
Goodwill	—	—	13,788
Goodwill for equity method investments	—	—	1,504
Adjusted Net Income (Loss)	**$46,608**	$(994,772)	$(168,548)
Basic Earnings per Share:			
Net Income (Loss)	**$ 0.80**	$ (16.97)	$ (3.38)
Amortization, net of tax and minority interest	—	—	0.50
Adjusted Earnings per Share	**$ 0.80**	$ (16.97)	$ (2.88)
Diluted Earnings per Share:			
Net Income (Loss)	**$ 0.79**	$ (16.97)	$ (3.38)
Amortization, net of tax and minority interest	—	—	0.50
Adjusted Earnings per Share	**$ 0.79**	$ (16.97)	$ (2.88)

6 CUSTOMER LISTS

The customer lists, intangible assets from the acquisition of wireless properties, are being amortized based on average customer retention periods using the declining balance method. Amortization expense was $15.6 million and $6.6 million for the years ended December 31, 2003 and 2002, respectively. Amortization expense for the years 2004 through 2008 is expected to be $9.5 million, $5.8 million, $3.5 million, $2.1 million and $1.3 million, respectively.

7 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities in which TDS holds a minority interest. These investments are accounted for using either the equity or cost method, as shown in the following table:

December 31,	2003	2002
(Dollars in thousands)		
Equity method investments:		
Capital contributions, loans and advances	**$ 38,005**	$ 26,619
Goodwill	**23,821**	30,829
Cumulative share of income	**391,008**	343,506
Cumulative share of distributions	**(252,492)**	(211,570)
	200,342	189,384
Cost method investments:		
Capital contributions, net of partnership contributions and impairments	**5,565**	6,515
Goodwill	**8,978**	10,096
	14,543	16,611
Total investments in unconsolidated entities	**$ 214,885**	$ 205,995

As of December 31, 2003, TDS followed the equity method of accounting for minority interests where TDS's ownership interest is 20% or greater for corporations or greater than 3% to 5% for partnerships and limited liability companies. This method recognizes, on a current basis, TDS's proportionate share of the income and losses accruing to it under the terms of the respective partnership and shareholder agreements. Income and losses from the entities are reflected in the consolidated statements of operations on a pretax basis as Investment income. Investment income totaled $53.2 million, $43.7 million and $50.6 million in 2003, 2002 and 2001, respectively. As of December 31, 2003, TDS followed the cost method of accounting for its investments where TDS's ownership interest is less than 20% for corporations or 3% to 5% for partnerships and limited liability companies, or where TDS does not have the ability to exercise significant influence.

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments. At December 31, 2003, $182.1 million represented the investment in underlying equity and $32.8 million represented goodwill. At December 31, 2002, $165.1 million represented the investment in underlying equity and $40.9 million represented goodwill. In 2001, goodwill related to investments for which TDS follows the equity method of accounting were being amortized over 40 years. TDS adopted SFAS No. 142 on January 1, 2002, and no longer amortizes its goodwill related to equity method investments. Amortization expense amounted to $1.3 million in 2001.

During 2003, TDS reduced the carrying value of one of its cost method investments by $1.7 million. This charge was included in Loss on marketable equity securities and other investments on the statements of operations.

During 2002, TDS reduced the carrying value of two wireless minority investments. TDS withdrew from one partnership and reduced the carrying value by $25.4 million to $5.1 million, the amount TDS received from the partnership as a result of the withdrawal. TDS reduced the carrying amount of another minority interest by $7.3 million to estimated fair value based on a cash flow analysis. These charges, aggregating $32.7 million, were included in Loss on marketable equity securities and other investments on the statements of operations.

TDS's more significant investments in unconsolidated entities consist of the following:

December 31,	Percentage Ownership 2003	2002
Cellular investments		
Los Angeles SMSA Limited Partnership	**5.5%**	5.5%
Volcano Communications Company	**45.0%**	45.0%
Raleigh-Durham MSA Limited Partnership	**8.0%**	8.0%
Midwest Wireless Communications, LLC	**15.7%**	15.7%
North Carolina RSA 1 Partnership	**50.0%**	50.0%
Oklahoma City SMSA Limited Partnership	**14.6%**	14.6%

Based primarily on data furnished to TDS by third parties, the following summarizes the combined assets, liabilities and equity, and the combined results of operations of the entities for which TDS's investments are accounted for by the equity method.

December 31,	2003	2002
(Dollars in thousands)		
Assets		
Current	**$ 252,000**	$ 240,000
Due from affiliates	**522,000**	249,000
Property and other	**1,674,000**	1,558,000
	$2,448,000	$2,047,000
Liabilities and Equity		
Current liabilities	**$ 185,000**	$ 176,000
Due to affiliates	**—**	3,000
Deferred credits	**86,000**	90,000
Long-term debt	**33,000**	37,000
Partners' capital and stockholders' equity	**2,144,000**	1,741,000
	$2,448,000	$2,047,000

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Results of Operations			
Revenues	**$2,509,000**	$2,184,000	$2,107,000
Costs and expenses	**1,854,000**	1,699,000	1,504,000
Operating Income	**655,000**	485,000	603,000
Other income (expense)	**12,000**	18,000	(1,000)
Interest expense	**(2,000)**	(2,000)	(4,000)
Income taxes	**(5,000)**	(2,000)	(5,000)
Net income	**$ 660,000**	$ 499,000	$ 593,000

8 NOTES RECEIVABLE

Included in Notes Receivable is a loan of $55.1 million to Airadigm Communications, Inc., related to the funding of Airadigm's operations. The value of the note was directly related to the values of certain assets and contractual rights of Airadigm. As a result of changes in business strategies and other events, in 2002 management reviewed the Airadigm business plan and reviewed the fair market value of the wireless markets, including a third party fair value analysis, and concluded that the notes receivable were impaired. TDS recorded valuation allowances against the Airadigm notes receivable reducing the carrying value by $55.1 million to zero and charged $1.1 million of capitalized cost to expense.

9 PROPERTY, PLANT AND EQUIPMENT

U.S. Cellular

U.S. Cellular's property, plant and equipment consists of the following:

December 31,	2003	2002
(Dollars in thousands)		
Cell site-related equipment	**$1,777,251**	$1,664,154
Land, buildings and leasehold improvements	**621,070**	552,087
Switching-related equipment	**460,165**	399,086
Office furniture and equipment	**203,139**	183,285
Systems development	**212,043**	201,967
Other operating equipment	**127,542**	113,975
Work in process	**252,010**	172,996
	3,653,220	3,287,550
Accumulated depreciation	**1,381,966**	1,139,118
	$2,271,254	$2,148,432

Useful lives range from four to twenty-five years for cell site-related equipment, ten to twenty years for buildings and leasehold improvements, three to eight years for switching-related equipment, three to five years for office furniture and equipment, three to seven years for systems development, and ten years for other operating equipment. Depreciation expense totaled $374.8 million, $312.0 million and $237.3 million in 2003, 2002 and 2001, respectively.

TDS Telecom

TDS Telecom's property, plant and equipment consists of the following:

December 31,	2003	2002
(Dollars in thousands)		
Incumbent Local Exchange Operations		
Cable and wire	$1,052,964	$1,015,701
Central office equipment	606,894	584,137
Office furniture and equipment	109,844	122,092
Systems development	110,359	77,352
Land and buildings	82,799	83,549
Other equipment	64,502	63,318
Work in process	37,344	23,057
	2,064,706	1,969,206
Accumulated depreciation	1,173,429	1,119,016
	891,277	850,190
Competitive Local Exchange Operations		
Cable and wire	74,082	67,062
Central office equipment	165,849	144,293
Office furniture and equipment	37,126	36,182
Systems development	11,296	7,572
Land and buildings	475	476
Other equipment	5,107	4,779
Work in process	3,458	10,132
	297,393	270,496
Accumulated depreciation	108,938	72,875
	188,455	197,621
Total	$1,079,732	$1,047,811

Useful lives of incumbent local exchange property range from fifteen to twenty years for cable and wire, eight to twelve years for central office equipment, five to ten years for office furniture and equipment, five to seven years for systems development and ten to fifteen years for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 6.6% in 2003, 6.2% in 2002 and 7.2% in 2001. Depreciation expense totaled $127.7 million, $128.0 million and $123.7 million in 2003, 2002 and 2001, respectively.

Useful lives of competitive local exchange property range from fifteen to twenty years for cable and wire, eight to twelve years for central office equipment, five to ten years for office furniture and equipment, five to seven years for systems development and ten to fifteen years for other equipment. Buildings are depreciated over thirty years. The provision for depreciation as a percentage of depreciable property was 9.0% in 2003, 12.7% in 2002 and 12.9% in 2001. Depreciation expense totaled $31.2 million, $28.9 million and $17.3 million in 2003, 2002 and 2001, respectively.

In accordance with SFAS No. 144 "Accounting for the Impairments or Disposal of Long-Lived Assets," TDS recorded a write-down of plant assets totaling $0.4 million in the incumbent local exchange operation and a write-down of $4.6 million in the competitive local exchange operations in 2003, of which $3.3 million related to plant assets.

10 OPERATIONS HELD FOR SALE

On November 26, 2003, U.S. Cellular announced that it had entered into a definitive agreement to sell its southern Texas wireless markets to AT&T Wireless Services, Inc. for $95 million in cash plus a working capital adjustment, subject to certain closing provisions. The U.S. Cellular markets to be sold to AT&T Wireless include 25 MHz Metropolitan Statistical Area and Rural Service Area licenses representing 1.3 million population equivalents, approximately 150 cell sites and 76,000 customers. The transaction is subject to regulatory approvals. The closing of the sale is expected to occur in the first quarter of 2004. Total revenues from the markets to be sold totaled $60.6 million for the year ended December 31, 2003, while operating income totaled $17.1 million. Operating income does not include shared services costs that have been allocated to the markets from the U.S. Cellular corporate office.

The sale is being accounted for in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The balance sheet as of December 31, 2003 reflects assets and liabilities of the wireless properties to be sold as assets and liabilities of operations held for sale from the date of the sale agreement until the close of the transaction. The revenues and expenses of the markets continue to be included in operations until the completion of the sale.

The following table summarizes the recorded value of the assets and liabilities of the markets that TDS will be transferring.

	December 31, 2003
(Dollars in thousands)	
Current assets	$ 5,363
Property, plant and equipment, net	45,710
Other assets	316
Wireless licenses cost	63,569
Goodwill	7,565
Loss on assets held for sale	(22,000)
Total assets	$100,523
Current liabilities	$ 2,189
Non-current liabilities	238
Total liabilities	$ 2,427
Net assets to be transferred	$ 98,096

U.S. Cellular has recorded a loss of $22.0 million as a "Loss on assets held for sale" (included in operating expenses) representing the differences between the carrying value of the markets to be sold to AT&T Wireless and the cash to be received in the transaction.

11 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures for interest and income taxes paid and certain noncash transactions.

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Interest paid	**$143,159**	$112,062	$ 91,629
Income taxes paid (refund received)	**(53,112)**	61,896	220,163
Noncash interest expense	**28,099**	12,675	12,721
Common Shares issued for conversion of Preferred Shares	**2,940**	122	250
Conversion of debt for Common Shares of U.S. Cellular	—	—	29,642
Notes issued for the Chicago acquisition	**$ —**	$175,000	$ —

12 ACQUISITIONS, DIVESTITURES AND EXCHANGES

TDS assesses its holdings on an ongoing basis in order to maximize the benefits derived from its operations. TDS also reviews attractive opportunities to acquire additional telecommunications companies and wireless spectrum that it believes will add value to the business.

Cash expenditures for acquisitions, net of cash acquired, aggregated $5.1 million in 2003, $531.2 million in 2002 and $392.8 million in 2001.

2003 Activity
During 2003, U.S. Cellular completed an exchange with AT&T Wireless along with the acquisition of two minority interests.

On August 1, 2003, U.S. Cellular completed the transfer of properties to AT&T Wireless and the assignments to it by AT&T Wireless of a portion of the wireless licenses covered by the agreement with AT&T Wireless. On the initial closing date, U.S. Cellular also received approximately $34.0 million in cash and minority interests in six wireless markets in which it currently owns a controlling interest. Also on the initial closing date, U.S. Cellular transferred wireless assets and customers in 10 markets in Florida and Georgia to AT&T Wireless. The assignment and development of certain licenses has been deferred by U.S. Cellular for a period of up to five years from the closing date, in accordance with the agreement. U.S. Cellular will take possession of the licenses in staggered closings over that five-year period to comply with service requirements of the Federal Communications Commission. The acquisition of the licenses in the exchange was accounted for as a purchase by U.S. Cellular and the transfer of the properties by U.S. Cellular to AT&T Wireless was accounted for as a sale. TDS capitalized $2.8 million of costs associated with the AT&T Wireless transaction.

The 15 licenses that have been transferred to U.S. Cellular as of December 31, 2003, with a fair value totaling $136.6 million, are included in Wireless license costs on the balance sheet. The 21 licenses that have not yet been assigned to U.S. Cellular, with a fair value totaling $42.0 million, are included in Wireless license rights on the balance sheet. All asset values related to the properties acquired or pending, including license values, were determined using an independent valuation. TDS has included the results of operations in the Florida and Georgia markets in the statement of operations until the date of the transfer, August 1, 2003.

Prior to the close of the AT&T Wireless exchange, U.S. Cellular allocated $70.0 million of goodwill related to the properties transferred to AT&T Wireless to Assets of operations held for sale in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." A loss of $23.9 million was recorded as a "Loss on assets held for sale" (included in operating expenses) representing the difference between the book value of the markets transferred to AT&T Wireless and the fair value of the assets received or to be received in this transaction.

The following table summarizes the estimated fair values of the AT&T Wireless licenses received and the recorded value of the Florida and Georgia assets and liabilities transferred to AT&T Wireless from U.S. Cellular.

	August 1, 2003 (as restated)
(Dollars in thousands)	
Current assets	$ (12,785)
Property, plant and equipment	(88,314)
Wireless licenses transferred	(76,905)
Wireless licenses received	136,571
Wireless license rights	42,037
Goodwill	(69,961)
Minority interests acquired	3,000
Other assets and liabilities	(717)
Current liabilities	9,213
Loss recorded on transfer	23,908
Cash received	$ (33,953)

In addition, in 2003, U.S. Cellular acquired the minority interest in two entities which held wireless licenses for $2.3 million.

In aggregate, the 2003 acquisitions, divestitures and exchanges increased wireless license costs by $59.7 million, wireless license rights by $42.0 million and reduced U.S. Cellular goodwill by $70.0 million.

2002 Activity
On August 7, 2002, U.S. Cellular completed the acquisition of the assets and certain liabilities of Chicago 20 MHz, LLC, now known as United States Cellular Operating Company of Chicago, LLC ("USCOC of Chicago" or the "Chicago market") from PrimeCo Wireless Communications LLC ("PrimeCo"). USCOC

of Chicago operates a wireless system in the Chicago major trading area. USCOC of Chicago is the holder of certain FCC licenses, including a 20 megahertz PCS license in the Chicago major trading area (excluding Kenosha County, WI) covering 13.2 million population equivalents.

The purchase price was $617.8 million including working capital and other adjustments. U.S. Cellular financed the purchase using $327.3 million of revolving lines of credit, $175.0 million in 30 year notes issued to PrimeCo, a $105.0 million loan from TDS and a $10.5 million accrued payable. TDS has included the USCOC of Chicago results of operations in the statements of operations subsequent to the purchase date.

The tangible fixed assets were valued at net book value. The PCS licenses were valued at $163.5 million. The customer list was assigned a value of $43.4 million and is being amortized based on a 30 month average customer retention period using the declining balance method.

Total goodwill attributed to the Chicago acquisition aggregated $168.4 million. In January 2003, U.S. Cellular repurchased the $45.2 million 9% Series A Notes that remained outstanding at December 31, 2002, at 90% of face value. The $4.5 million gain on retirement of the 9% Series A Notes was credited to goodwill, reducing the aggregate goodwill attributed to the Chicago acquisition to $163.9 million. Such goodwill is deductible for tax purposes and will be amortized over 15 years for tax purposes.

The following table summarizes the estimated fair values of the PrimeCo assets acquired and liabilities assumed at the date of acquisition.

	August 7, 2002
(Dollars in thousands)	
Current assets, excluding $6,984 cash acquired	$ 34,081
Property, plant and equipment	235,953
Other assets	815
Customer list	43,400
Wireless licenses	163,500
Goodwill	168,436
Total assets acquired	646,185
Current liabilities	(22,518)
Non-current liabilities	(1,300)
Total liabilities acquired	(23,818)
Net assets purchased	622,367
Notes issued to PrimeCo	(175,000)
Accrued but unpaid items	(15,500)
Cash required	$ 431,867

In addition, TDS acquired two incumbent local telephone companies, three additional personal communication service licenses and additional minority interests in majority-owned markets during 2002. In conjunction with these acquisitions, the following assets were acquired and liabilities assumed. The goodwill acquired in these acquisitions is not deductible for tax purposes.

	2002
(Dollars in thousands)	
Current assets, excluding $3,366 cash acquired	$ 6,454
Property, plant and equipment	24,640
Wireless licenses	18,010
Goodwill – U.S. Cellular	3,827
Goodwill – TDS Telecom	64,231
Other assets	2,068
Current liabilities	(5,450)
Long-term debt	(9,767)
Deferred credits	(3,080)
Other liabilities	(1,627)
Cash required	$99,306

In aggregate, the 2002 acquisitions increased wireless license costs by $181.5 million, U.S. Cellular goodwill by $172.3 million and TDS Telecom's incumbent local exchange carrier goodwill by $64.2 million.

2001 Activity

On September 4, 2001, TDS acquired 100 percent of the outstanding common shares of Chorus Communications Group, Ltd. The aggregate purchase price was $202.8 million in cash, excluding cash acquired. The results of Chorus' operations are included in the consolidated financial statements since the date of acquisition. Chorus was a telecommunications company providing wireline telephone service and Internet access to customers primarily in Wisconsin. Other operations acquired from Chorus include selling, installing and servicing business telephone and videoconferencing systems, data networks, Internet access and long-distance.

The following table summarizes the estimated fair values of the Chorus assets acquired and liabilities assumed at the date of acquisition.

	September 4, 2001
(Dollars in thousands)	
Current assets, excluding $9,800 cash acquired	$ 9,089
Property, plant and equipment	55,170
Investment in unconsolidated entities	23,000
Other assets	5,445
Goodwill	149,969
Total assets acquired	242,673
Current liabilities	(26,546)
Non-current liabilities	(7,307)
Long-term debt	(5,997)
Total liabilities assumed	(39,850)
Cash required	$202,823

The goodwill was assigned to the incumbent local exchange carrier segment ($127.8 million) and to the competitive local exchange carrier segment ($22.2 million). None of the goodwill is deductible for tax purposes.

In addition, during 2001 TDS acquired 100 percent of an operating cellular market for $56.2 million in cash, certain personal communication service licenses for $124.1 million in cash and a small incumbent local telephone carrier and certain other assets for $9.7 million in cash and $1.1 million of deferred cash payments.

In aggregate, the 2001 acquisitions increased wireless license costs by $112.1 million; U.S. Cellular goodwill by $53.6 million; TDS Telecom's incumbent local exchange carrier and competitive local exchange carrier goodwill by $129.2 million and $22.2 million, respectively; and investments in unconsolidated entities by $23.0 million.

Pro Forma Operations

Assuming the exchanges and acquisitions accounted for as purchases during the period January 1, 2002 to December 31, 2003, had taken place on January 1, 2002; and the acquisitions during the period January 1, 2001 to December 31, 2001, had taken place on January 1, 2001, unaudited pro forma results of operations would have been as follows:

Year Ended December 31,	2003 (as restated)	2002 (as restated)	2001
(Unaudited, dollars in thousands, except per share amounts)			
Operating revenues	**$3,348,927**	$ 3,003,365	$2,630,793
Income (loss) from continuing operations	**56,093**	(1,026,478)	(184,120)
Net income (loss)	**42,697**	(1,033,512)	(208,212)
Earnings per share – basic	**0.73**	(17.17)	(3.47)
Earnings per share – diluted	**$ 0.72**	$ (17.17)	$ (3.47)

13 LOSS ON MARKETABLE EQUITY SECURITIES AND OTHER INVESTMENTS

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Impairment of unconsolidated interests	**$(10,200)**	$ (32,716)	$ —
Marketable equity securities other than temporary losses	—	(1,757,471)	—
Notes receivable impairment	—	(93,978)	—
Other	—	(4,226)	487
Deutsche Telekom/ VoiceStream merger	—	—	(644,929)
VeriSign/Illuminet merger	—	—	96,137
	$(10,200)	$(1,888,391)	$(548,305)

In 2003, U.S. Cellular recorded a license cost impairment loss of $3.5 million related to the investment in the non-operating market in Florida that remained with U.S. Cellular upon completion of the exchange with AT&T Wireless. See Note 12 – Acquisitions, Divestitures and Exchanges for further information regarding the exchange transaction with AT&T Wireless.

In 2003, U.S. Cellular reduced the carrying value of one of its cost method investments by $1.7 million to its underlying equity value based on a cash flow analysis.

TDS Telecom recorded an impairment loss of $5.0 million in the second quarter of 2003 on a wireless market investment held by it in conjunction with its annual license cost and goodwill impairment testing.

In 2002, management determined that a decline in the value of marketable equity securities relative to their respective accounting cost basis was other than temporary and charged an aggregate $1,757.5 million loss to the statement of operations and reduced the accounting cost basis of such marketable equity securities by a corresponding amount.

TDS had certain notes receivable from Airadigm Communications, Inc. ("Airadigm") and Kington Management Corporation ("Kington"). During 2002, management concluded that the notes receivable were impaired, and accordingly, recorded a $54.8 million valuation allowance and an additional $0.3 million expense included in Other income (expense), net, to reduce the Airadigm note receivable carrying value to zero, charged $1.1 million of capitalized costs to expense and reduced the Kington note receivable carrying value by $38.1 million to net realizable value.

TDS recorded additional losses in 2002 of $25.4 million related to the withdrawal from a partnership in which it had owned an investment interest, $7.3 million to the write-down of a wireless investment to fair value and $4.2 million to the reduction in value of a land purchase option.

In 2001, TDS received $570.0 million in cash and recognized a $644.9 million loss as a result of the VoiceStream Wireless Corporation merger with Deutsche Telekom AG and recognized a $96.1 million gain as a result of the VeriSign, Inc. acquisition of Illuminet Holdings, Inc. TDS recognizes gains and losses on the difference between the accounting basis of the shares given up and the fair value of the shares and cash, if any, received. TDS received a final bankruptcy settlement totaling $0.5 million in 2001.

14 NOTES PAYABLE

TDS has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time have also been used to reduce short-term debt.

TDS had a $600 million revolving credit facility with a group of banks at December 31, 2003, and had $3.2 million of letters of credit outstanding against the revolving credit facility leaving $596.8 million available for use. The terms of the revolving credit facility provide for borrowings with interest at the London InterBank Offered Rate ("LIBOR") plus a margin percentage based on TDS's credit rating. At December 31, 2003, the margin percentage was 30 basis points (for a rate of 1.42% based on the one month LIBOR rate at December 31, 2003). The margin percentage increases by 10 basis points if more than 50% of the facility is outstanding. Interest and principal are due the last day of the borrowing period, as selected by TDS, of either seven days or one, two, three or six months. TDS pays facility and administration fees at an aggregate annual rate of 0.11% of the total $600 million facility. These fees totaled $658,000, $697,000 and $406,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The credit facility expires in January 2007.

TDS also had $75 million in direct bank lines of credit at December 31, 2003, all of which were unused. The terms of the direct bank lines of credit provide for borrowings at negotiated rates up to the prime rate.

On December 19, 2003, U.S. Cellular amended its $325 million revolving credit facility with a group of banks to increase the size of the facility to $700 million. At December 31, 2003, $0.2 million of letters of credit were outstanding against this facility leaving $699.8 million available for use. The terms of the credit facility provide for borrowings with interest at the LIBOR rate plus a margin percentage based on U.S. Cellular's credit rating. At December 31, 2003, the margin percentage was 55 basis points (for a rate of 1.67% based on the one month LIBOR rate at December 31, 2003). Interest and principal are due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular pays facility and administration fees at an aggregate annual rate of 0.21% of the total facility. These payments totaled $732,000 in 2003 and $484,000 in 2002. The credit facility expires in June 2007.

At December 31, 2002, and up until December 23, 2003, U.S. Cellular had a $500 million revolving credit facility with a group of banks. This credit facility was terminated on December 23, 2003 in connection with the amendment of U.S. Cellular's $325 million credit facility to $700 million. The terms of the credit facility provided for borrowings with interest at the LIBOR rate plus a margin percentage based on U.S. Cellular's credit rating. Interest and principal were due the last day of the borrowing period, as selected by U.S. Cellular, of either seven days or one, two, three or six months. U.S. Cellular paid facility and administration fees at an aggregated annual rate of 0.10% of the total $500 million facility. These payments totaled $516,000, $515,000 and $698,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Information concerning notes payable is shown in the table that follows:

Year Ended December 31,	2003	2002
(Dollars in thousands)		
Balance at end of year	**$ —**	$461,792
Weighted average interest rate at end of year	**—%**	1.7%
Maximum amount outstanding during the year	**$627,892**	$483,442
Average amount outstanding during the year[1]	**$491,960**	$276,283
Weighted average interest rate during the year[1]	**1.5%**	2.0%

(1) The average was computed based on month-end balances.

The financial covenants associated with TDS's lines of credit require that TDS maintain certain debt to capital and interest coverage ratios. In addition, the financial covenants associated with lines of credit of certain subsidiaries require that these subsidiaries maintain certain debt to capital and interest coverage ratios. The covenants prescribe certain terms associated with intercompany loans from TDS to certain subsidiaries.

The restatements discussed in Note 1 – Summary of Significant Accounting Policies resulted in defaults under the revolving credit agreements between TDS and certain lenders and under the revolving credit agreement between U.S. Cellular and certain lenders. Neither TDS nor U.S. Cellular has failed to make or expects to fail to make any scheduled payment of principal or interest under such revolving credit agreements. TDS and U.S. Cellular have received waivers from the lenders under which the lenders agreed to waive any defaults that may have occurred as a result of the restatements.

15 LONG-TERM DEBT

Long-term debt is as follows:

December 31,	2003	2002
(Dollars in thousands)		
Telephone and Data Systems, Inc. (Parent)		
7.6% Series A Notes, due in 2041	**$ 500,000**	$ 500,000
Medium-term notes, averaging 9.8%, 9.25% to 10.0% due 2021–2025	**52,200**	122,700
7.0% Notes, maturing in 2006	**200,000**	200,000
Purchase contracts, averaging 6.0%, due through 2021	**1,097**	1,177
Total Parent	**753,297**	823,877
Subsidiaries		
U.S. Cellular		
6% zero coupon convertible redeemable debentures (Liquid Yield Option Notes), maturing in 2015	**310,749**	310,749
Unamortized discount	**(153,090)**	(162,145)
	157,659	148,604
6.7% Senior Notes maturing in 2033	**444,000**	—
Unamortized discount	**(7,171)**	—
	436,829	—
7.25% Notes, maturing in 2007	**250,000**	250,000
8.75% Senior Notes, maturing in 2032	**130,000**	130,000
9% Series A Notes, repurchased in 2003	**—**	45,200
Other, 9.0% due 2004–2009	**13,000**	13,000
TDS Telecom		
Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank Mortgage Notes, various rates averaging 5.6% in 2003 and 5.5% in 2002, due through 2035	**251,697**	266,234
Other long-term notes, various rates averaging 6.8% in 2003 and 7.6% in 2002, due through 2006	**12,326**	14,692
Other Subsidiaries		
Long-term notes and leases, 6.8% to 7.8%, due through 2009	**13,817**	14,499
Total Subsidiaries	**1,265,328**	882,229
Total Long-term debt	**2,018,625**	1,706,106
Less: Current portion of long-term debt	**23,712**	64,482
Total Long-term debt, excluding current portion	**$1,994,913**	$1,641,624

Telephone and Data Systems, Inc. (Parent)

The unsecured 7.6% Series A Notes are due in 2041. Interest is payable quarterly. The notes are redeemable by TDS beginning December 2006 at 100% of the principal amount plus accrued and unpaid interest.

The unsecured Medium-term Notes mature at various times from 2021 to 2025. Interest is payable semi-annually. The Medium-term Notes may be redeemed by TDS at par value plus accrued but unpaid interest. As of December 31, 2003, Medium-term Notes aggregating $17.2 million and $35.0 million have initial redemption dates in 2005 and 2006, respectively. TDS redeemed Medium-term Notes aggregating $70.5 million in 2003, $51.0 million in 2002 and $65.5 million in 2001. A loss of $0.8 million was recorded on the repurchase and retirement of $5.0 million of Medium-term Notes in 2003. The remaining Medium-term Notes redeemed in 2003, 2002 and 2001 were redeemed at par value.

The unsecured 7.0% Notes are due August 2006. Interest is payable semi-annually. The notes are redeemable at any time at the option of TDS, at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.25%.

Subsidiaries – U.S. Cellular

U.S. Cellular's unsecured 6% yield to maturity zero coupon convertible redeemable notes, also known as Liquid Yield Option Notes, are due in 2015. There is no periodic payment of interest. Each note is convertible at the option of the holder at any time at a conversion rate of 9.475 U.S. Cellular Common Shares per $1,000 of notes. Upon notice of conversion, U.S. Cellular may elect to deliver its Common Shares or cash equal to the market value of the Common Shares. U.S. Cellular may redeem the notes for cash at the issue price plus accrued original issue discount through the date of redemption. Holders have the right to exercise their conversion option prior to the redemption date. There were no conversions of Liquid Yield Option Notes in 2003 and 2002. During 2001, holders converted $55.1 million carrying value of Liquid Yield Option Notes. U.S. Cellular delivered $32.0 million in cash and 644,000 U.S. Cellular Common Shares for these conversions. The Liquid Yield Option Notes converted for cash resulted in a loss of $7.0 million in 2001, reported as (Loss) on debt extinguishment in the statements of operations.

In December 2003, U.S. Cellular sold $444 million of unsecured 6.7% Senior Notes due December 15, 2033 priced to yield 6.83% to maturity. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 0.30%. The proceeds were used to repay all outstanding short-term debt.

U.S. Cellular's unsecured 7.25% Senior Notes are due 2007 and interest is payable semi-annually. U.S. Cellular may redeem the notes beginning August 15, 2004 at the principal amount plus accrued interest.

In November 2002, U.S. Cellular sold $130.0 million of unsecured 8.75% Senior Notes due in November 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes beginning in 2007 at the principal amount plus accrued interest. The $129.8 million net proceeds from the sale of the notes (after reimbursement of costs) were used to purchase a portion of the 9% Series A Notes.

U.S. Cellular issued $175.0 million of unsecured 9% Series A Notes due 2032 to PrimeCo in connection with the acquisition of the Chicago market on August 7, 2002. Interest was payable quarterly. The notes were callable by U.S. Cellular after five years at the principal amount plus accrued but unpaid interest. U.S. Cellular repurchased $129.8 million of the 9% Series A Notes in 2002. U.S. Cellular repurchased the remaining $45.2 million 9% Series A Notes in January 2003 using funds from the revolving credit facility.

Subsidiaries – TDS Telecom

TDS Telecom's Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank Mortgage Notes issued under certain loan agreements with the Rural Utilities Service, Rural Telephone Bank and Federal Financing Bank, agencies of the United States of America, are to be repaid in equal monthly or quarterly installments covering principal and interest beginning six months to three years after dates of issue and expiring through 2035. Substantially all telephone plant of the incumbent local exchange companies is pledged under Rural Utilities Service and Rural Telephone Bank mortgage notes and various other obligations of the telephone subsidiaries.

Consolidated

The annual requirements for principal payments on long-term debt, excluding amounts due on the forward contracts, are approximately $23.7 million, $22.1 million, $223.9 million, $275.1 million and $21.2 million for the years 2004 through 2008, respectively.

The covenants associated with TDS's long-term debt obligations, among other things, restrict TDS's ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; and sell, consolidate, or merge assets. As of December 31, 2003, TDS was in compliance with all of the covenants of its debt obligations.

In addition, the covenants associated with long-term debt obligations of certain subsidiaries of TDS, among other things, restrict these subsidiaries' ability, subject to certain exclusions, to incur additional liens; enter into sale and leaseback transactions; sell, consolidate, or merge assets, and pay dividends. As of December 31, 2003, TDS's subsidiaries were in compliance with all of the covenants of their debt obligations.

Prepaid Forward Contracts

TDS maintains a portfolio of available-for-sale marketable equity securities, the majority of which are the result of sales or trades of non-strategic assets. During 2002, TDS entered into variable forward contracts in connection with its Deutsche Telekom, Vodafone and VeriSign marketable equity securities with proceeds aggregating $1,631.8 million. The principal amount of the forward contracts was accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. Option premiums paid were initially recorded as a derivative asset and option premiums received were initially recorded as a derivative liability. The following table summarizes certain facts surrounding the contracted securities, pledged as collateral for the forward contracts.

December 31,		**2003**	2002
Security	Shares	Loan Amount	
(Dollars in thousands)			
Deutsche Telekom	131,461,861	**$1,532,257**	$1,532,257
Unamortized debt discount		**(78,177)**	(93,469)
		1,454,080	1,438,788
Vodafone	12,945,915	**201,038**	201,038
VeriSign	2,361,333	**20,819**	20,819
Unamortized debt discount		**(3,175)**	(4,029)
		17,644	16,790
		$1,672,762	$1,656,616

The Deutsche Telekom forward contracts mature from May 2007 to August 2008. Contracts aggregating $1,094.3 million require quarterly interest payments at LIBOR plus 50 basis points (for a rate of 1.65% based on the three month LIBOR rate at December 31, 2003). Contracts aggregating $438.0 million are structured as zero coupon obligations with a weighted average effective interest rate of 4.4% per year. No interest payments are required for the zero coupon obligations during the contract period.

The Vodafone forward contracts mature in May and November 2007. The Vodafone forward contracts require quarterly interest payments at LIBOR plus 50 basis points (for a rate of 1.65% based on the three month LIBOR rate at December 31, 2003).

The VeriSign forward contract matures in May 2007 and is structured as a zero coupon obligation with an effective interest rate of 5.0% per year. TDS is not required to make interest payments during the contract period.

Forward contracts aggregating $738.7 million and $1,015.4 million mature in 2007 and 2008, respectively.

The restatements discussed in Note 1 – Summary of Significant Accounting Policies resulted in defaults under certain forward contracts between subsidiaries of TDS and U.S. Cellular and a counterparty. Neither TDS nor U.S. Cellular has failed to make or expects to fail to make any scheduled payment of principal or interest under such forward contracts. TDS and U.S. Cellular and their respective subsidiaries have received waivers from the counterparty under which the counterparty agreed to waive any defaults that may have occurred as a result of the restatements.

The risk management objective of the forward contracts is to hedge the value of the marketable equity securities from losses due to decreases in the market prices of the securities ("downside limit") while retaining a share of gains from increases in the market prices of such securities ("upside potential"). The downside limit is hedged at or above the accounting cost basis thereby eliminating the risk of an other than temporary loss being recorded on these contracted securities.

Under the terms of the forward contracts, TDS and U.S. Cellular will continue to own the contracted shares and will receive dividends paid on such contracted shares, if any. The forward contracts mature from May 2007 to August 2008 and, at TDS's and U.S. Cellular's option, may be settled in shares of the respective security or in cash, pursuant to formulas that "collar" the price of the shares. The collars effectively limit downside risk and upside potential on the contracted shares. The collars are typically adjusted for any changes in dividends on the contracted shares. If TDS and U.S. Cellular select to settle in shares, they will be required to deliver the number of shares of the contracted security determined pursuant to the formula. If shares are delivered in the settlement of the forward contract, TDS and U.S. Cellular would incur a current tax liability at the time of delivery based on the difference between the tax basis of the marketable equity securities delivered and the net amount realized through maturity. If TDS and U.S. Cellular elect to settle in cash, they will be required to pay an amount in cash equal to the fair market value of the number of shares determined pursuant to the formula. TDS and U.S. Cellular have provided guarantees to the lenders which provide assurance to the lenders that all principal and interest amounts are paid by its consolidated subsidiaries upon settlement of the contracts.

16 FINANCIAL INSTRUMENTS AND DERIVATIVES

Financial Instruments

Financial instruments are as follows:

December 31,	2003		2002	
	Book Value	**Fair Value**	Book Value	Fair Value
(Dollars in thousands)				
Cash and Cash Equivalents	**$ 937,651**	**$ 937,651**	$1,298,936	$1,298,936
Notes Payable	**—**	**—**	461,792	461,792
Long-term Debt, including current portion	**2,018,625**	**2,114,158**	1,706,106	1,684,407
Prepaid Forward Contracts	**1,672,762**	**1,665,743**	1,656,616	1,648,900
Company-obligated Mandatorily Redeemable Preferred Securities	**—**	**—**	300,000	296,700
Preferred Shares	**$ 3,864**	**$ 3,151**	$ 6,954	$ 4,978

The carrying amounts of cash and cash equivalents and notes payable approximate fair value due to the short-term nature of these financial instruments. The fair value of TDS's long-term debt was estimated using market prices for the 7.6% Series A Notes, the 6% zero coupon convertible debentures and the 8.75% Senior Notes, and discounted cash flow analysis for the remaining debt. The fair value of the debt component of TDS's prepaid forward contracts was determined using discounted cash flow analysis. The fair value of the debt component of Company-Obligated Mandatorily Redeemable Preferred Securities was determined using the market prices of the securities. The fair value of TDS's Preferred Shares was estimated using discounted cash flow analysis.

Derivatives

During 2002, subsidiaries of TDS entered into forward contracts in connection with its Deutsche Telekom, Vodafone and VeriSign marketable equity securities. The principal amount of the forward contracts is accounted for as a loan. The collar portions of the forward contracts are accounted for as derivative instruments. The following table summarizes the shares contracted and the downside limit and upside potential.

December 31, 2003 Security	Shares	Downside Limit (Floor)	Upside Potential (Ceiling)
VeriSign	2,361,333	$ 8.82	$11.46
Vodafone	12,945,915	$15.07–$16.07	$20.60–$23.20
Deutsche Telekom	131,461,861	$10.74–$12.41	$13.71–$16.33

The forward contracts for the forecasted transactions and hedged items are designated as cash flow or fair value hedges and recorded as assets or liabilities on the balance sheet at their fair value. The fair value of the derivative instruments is determined using the Black-Scholes model.

The Deutsche Telekom and Vodafone forward contracts are designated as cash flow hedges, where changes in the forward contract's fair value are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. If the delivery of the contracted shares does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is recognized in earnings at that time. No components of the forward contracts are excluded in the measurement of hedge effectiveness for the cash flow hedges. The critical terms of the forward contracts are the same as the underlying forecasted transactions; therefore, changes in the fair value of the forward contracts are anticipated to be effective in offsetting changes in the expected cash flows from the forecasted transactions. No gains or losses related to ineffectiveness of cash flow hedges were recognized in earnings for the years ended December 31, 2003 and 2002.

With regard to the forward contracts on the Vodafone shares and the Deutsche Telekom shares, transactions being accounted for as cash flow hedges, management has evaluated the expected timing of the hedged forecasted transactions to deliver the underlying shares to settle the forward contracts, and believes that these forecasted transactions are probable of occurring in the periods specified in the related hedge documentation or within an additional two-month period of time thereafter.

The VeriSign forward contract is designated as a fair value hedge, where effectiveness of the hedge is assessed based upon the intrinsic value of the underlying options. The intrinsic value of the forward contract is defined as the difference between the applicable option strike price and the market value of the contracted shares on the balance sheet date. Changes in the intrinsic value of the options are expected to be perfectly effective at offsetting changes in the fair value of the hedged item. Changes in the intrinsic value of the options are recognized in Accumulated other comprehensive income until they are recognized in earnings when the forward contract is settled. Changes in the time value of the options are excluded from the effectiveness assessment and are recognized in earnings each period. Changes in the time value of the options aggregating $3.5 million loss and $1.3 million gain for the years ended December 31, 2003 and 2002, respectively, were included in the statements of operations caption Other income (expense).

At December 31, 2003, TDS reported a derivative liability of $712.3 million included in the balance sheet caption Deferred Liabilities and Credits.

At December 31, 2002, TDS reported a derivative asset of $2.6 million, included in the balance sheet caption Other Assets and Deferred Charges, and a derivative liability of $61.2 million included in the balance sheet caption Deferred Liabilities and Credits.

17 MINORITY INTEREST IN SUBSIDIARIES

The following table summarizes the minority shareholders' and partners' interests in the equity of consolidated subsidiaries.

December 31,	2003 (as restated)	2002 (as restated)
(Dollars in thousands)		
U.S. Cellular		
Public shareholders	**$439,838**	$427,912
Subsidiaries' partners and shareholders	**51,430**	48,242
	491,268	476,154
Other minority interests	**11,434**	11,325
	$502,702	$487,479

The Board of Directors of U.S. Cellular from time to time has authorized the repurchase of U.S. Cellular Common Shares not owned by TDS. In 2000, the Board of Directors of U.S. Cellular authorized the repurchase of up to 4.2 million of its Common Shares through three separate 1.4 million share programs. The final 1.4 million share authorization expired in December 2003. The Board of Directors of U.S. Cellular has also authorized the repurchase of a limited amount of its common shares on a quarterly basis, primarily for use in the employee benefit plans.

U.S. Cellular may use repurchased shares to fund acquisitions, for the conversion of debt and for other corporate purposes. U.S. Cellular repurchased no shares during 2003 and 2002. U.S. Cellular repurchased 643,000 of its Common Shares in 2001 for $29.9 million and reissued 644,000 Common Shares in 2001 for the conversion of U.S. Cellular's zero coupon convertible debt.

Under SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and remeasurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). TDS's consolidated financial statements include such minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and TDS in accordance with the respective partnership and LLC agreements. The termination dates of TDS's mandatorily redeemable minority interests range from 2042 to 2100.

On November 7, 2003, the FASB issued FASB Staff Position ("FSP") No. FAS 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests" under FASB Statement No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The FSP indefinitely deferred the classification and measurement provisions of SFAS No. 150 related to the mandatorily redeemable minority interests associated with finite-lived subsidiaries, but retained the related disclosure provisions. The settlement value of TDS's mandatorily redeemable minority interests is estimated to be $86.7 million at December 31, 2003. This represents the estimated amount of cash that would be due and payable to settle minority interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2003, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP FAS 150-3; TDS has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2003 is $26.8 million, and is included in the balance sheet caption Minority Interest in Subsidiaries. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $59.9 million is primarily due to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor TDS's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements under GAAP. The estimate of settlement value was based on certain factors and assumptions. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.

The FASB plans to reconsider certain implementation issues and perhaps the classification or measurement guidance for mandatorily redeemable minority interests during the deferral period. The outcome of their deliberations cannot be determined at this point. Accordingly, it is possible that the FASB could require the recognition and measurement of mandatorily redeemable minority interests at their settlement value at a later date.

18 COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST HOLDING SOLELY COMPANY SUBORDINATED DEBENTURES

In September 2003, TDS Capital I and TDS Capital II, subsidiary trusts of TDS, redeemed all of their Company-Obligated Mandatorily Redeemable Preferred Securities ("Preferred Securities") at principal amount, or $25, plus accrued and unpaid distributions. There was no gain or loss on the transaction. Unamortized deferred issuance expenses aggregating $8.7 million were charged to the statements of operations in the caption Other income (expense), net.

At December 31, 2002, TDS Capital I had outstanding 6,000,000 8.5% Preferred Securities. The sole asset of TDS Capital I was $154.6 million principal amount of TDS's 8.5% Subordinated Debentures due December 31, 2037.

At December 31, 2002, TDS Capital II had outstanding 6,000,000 8.04% Preferred Securities. The sole asset of TDS Capital II was $154.6 million principal amount of TDS's 8.04% Subordinated Debentures due March 31, 2038.

Payments due on the obligations of TDS Capital I and II under preferred securities issued by TDS Capital I and II were fully and unconditionally guaranteed by TDS to the extent each trust had funds available therefor. However, TDS's obligations were subordinate and junior in right of payment to certain other indebtedness of TDS. TDS had the right to defer payments of interest on the Subordinated Debentures by extending the interest payment period, at any time, for up to 20 consecutive quarters. If interest payments on the Subordinated Debentures were so deferred, distributions on the preferred securities were also deferred. During any deferral, distributions would have continued to accrue with interest thereon. In addition, during any such deferral, TDS could not have declared or paid any dividend or other distribution on, or redeemed or purchased, any of its common stock.

The 8.5% and 8.04% Subordinated Debentures were redeemable by TDS, in whole or in part, from time to time, on or after November 18, 2002, and March 31, 2003, respectively, or, in whole but not in part, at any time in the event of certain income tax circumstances. If the Subordinated Debentures were redeemed, TDS Capital I and II must have redeemed preferred securities on a pro rata basis having an aggregate liquidation amount equal to the aggregate principal amount of the Subordinated Debentures so redeemed. In the event of the dissolution, winding up or termination of TDS Capital I and II, the holders of preferred securities would have been entitled to receive, for each preferred security, a liquidation amount of $25 plus accrued and unpaid distributions thereon to the date of payment, unless, in connection with the dissolution, winding up or termination, Subordinated Debentures were distributed to the holders of the preferred securities.

19 PREFERRED SHARES

The holders of outstanding Preferred Shares are entitled to one vote per share. TDS had 38,645 Preferred Shares ($100 per share stated value) authorized, issued and outstanding at December 31, 2003, of which 38,645 shares were redeemable at the option of TDS and no shares were redeemable at the option of the holder, at $100 per share plus accrued and unpaid dividends. TDS had 69,539 Preferred Shares ($100 per share stated value) authorized, issued and outstanding at December 31, 2002, of which 68,052 shares were redeemable at the option of TDS and 1,487 shares were redeemable at the option of the holders, at $100 per share plus accrued and unpaid dividends. The average dividend rate was $5.23 per share in 2003 and $6.00 per share in 2002. At December 31, 2003, 30,000 Preferred Shares were convertible into 54,540 TDS Common Shares.

The following is a schedule of Preferred Shares activity.

Year Ended December 31,	**2003**	2002	2001
(Dollars in thousands)			
Balance, beginning of year	**$ 6,954**	$7,442	$7,827
Less:			
Conversion of preferred	**(2,940)**	(122)	(250)
Redemption of preferred	**(150)**	(366)	(135)
Balance, end of year	**$ 3,864**	$6,954	$7,442

20 COMMON STOCKHOLDERS' EQUITY

Common Stock

The holders of Common Shares are entitled to one vote per share. The holders of Series A Common Shares are entitled to ten votes per share. Series A Common Shares are convertible, on a share for share basis, into Common Shares. TDS has reserved 6,440,000 Common Shares at December 31, 2003, for possible issuance upon such conversion.

The following table summarizes the number of Common and Series A Common Shares outstanding.

(Shares in thousands)	Common Shares	Treasury Shares	Net Common Shares Outstanding	Series A Common Shares
Balance				
December 31, 2000	55,524	(3,716)	51,808	6,880
Repurchase of Common Shares	—	(325)	(325)	—
Conversion of Series A Common Shares	111	—	111	(111)
Dividend reinvestment, incentive and compensation plans	6	172	178	9
Other	5	1	6	—
Conversion of Preferred Shares	13	—	13	—
Balance				
December 31, 2001	55,659	(3,868)	51,791	6,778
Conversion of Series A Common Shares	189	—	189	(189)
Dividend reinvestment, incentive and compensation plans	8	65	73	13
Other	13	4	17	—
Conversion of Preferred Shares	6	—	6	—
Balance				
December 31, 2002	55,875	(3,799)	52,076	6,602
Repurchase of Common Shares	—	**(1,961)**	**(1,961)**	—
Conversion of Series A Common Shares	**187**	—	**187**	**(187)**
Dividend reinvestment, incentive and compensation plans	**66**	**65**	**131**	**25**
Other	—	**7**	**7**	—
Conversion of Preferred Shares	**154**	—	**154**	—
Balance				
December 31, 2003	**56,282**	**(5,688)**	**50,594**	**6,440**

Common Share Repurchase Program

The Board of Directors of TDS from time to time has authorized the repurchase of TDS Common Shares. In February 2003, the Board of Directors authorized the repurchase of up to 3.0 million TDS Common Shares through February 2006. As of December 31, 2003, TDS has repurchased 1,961,000 Common Shares under this authorization leaving 1,039,000 shares available for repurchase under the authorization. Share repurchases may be made from time to time on the open market or at negotiated prices in private transactions. TDS may use repurchased shares to fund acquisitions and for other corporate purposes.

TDS repurchased 1,961,000 Common Shares in 2003 for $92.4 million. No shares were repurchased in 2002. TDS repurchased 325,000 Common Shares in 2001 for $30.3 million. TDS reissued 72,000 Common Shares in 2003, 69,000 in 2002 and 173,000 in 2001 primarily for incentive and compensation plans.

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

Year Ended December 31, (Dollars in thousands)	2003	2002
Balance, beginning of year	**$ 191,704**	$ (352,120)
Marketable Equity Securities		
Add (Deduct):		
Unrealized gains (losses) on marketable equity securities	**829,083**	(755,369)
Income (tax) benefit	**(323,828)**	294,467
	505,255	(460,902)
Equity method unrealized gains (losses)	**(489)**	218
Minority share of unrealized (gains) losses	**(8,019)**	9,112
Net unrealized gains (losses)	**496,747**	(451,572)
Deduct (Add):		
Recognized (losses) on marketable equity securities	**(168)**	(1,757,471)
Income tax (expense) benefit	**62**	686,591
	(106)	(1,070,880)
Minority share of recognized losses	**21**	25,900
Net recognized gains (losses) from Marketable Equity Securities included in Net Income	**(85)**	(1,044,980)
	496,832	593,408
Derivative Instruments		
Unrealized loss on derivative instruments	**(650,586)**	(82,980)
Income tax benefit	**253,774**	32,472
	(396,812)	(50,508)
Minority share of unrealized losses	**5,096**	924
	(391,716)	(49,584)
Net change in unrealized gains (losses) included in Comprehensive Income	**105,116**	543,824
Balance, end of year	**$ 296,820**	$ 191,704
Accumulated Unrealized Gain on Derivative Instruments		
Balance, beginning of year	**$ (49,584)**	$ —
Add (Deduct):		
Unrealized loss on derivative instruments	**(650,586)**	(82,980)
Income tax benefit	**253,774**	32,472
Minority share of unrealized losses	**5,096**	924
Balance, end of year	**$(441,300)**	$ (49,584)

21 DIVIDEND REINVESTMENT, INCENTIVE AND COMPENSATION PLANS

The following table summarizes Common and Series A Common Shares issued, including reissued Treasury Shares, for the employee stock ownership plans and dividend reinvestment plans described below.

Year Ended December 31,	2003	2002
Common Shares		
Dividend reinvestment plan	**66,000**	8,000
Employee stock purchase plan	**16,000**	24,000
Stock-based compensation plans	**49,000**	41,000
	131,000	73,000
Series A Common Shares		
Dividend reinvestment plan	**25,000**	13,000

Tax-Deferred Savings Plan
TDS had reserved 45,000 Common Shares at December 31, 2003, for issuance under the TDS Tax Deferred Savings Plan, a qualified profit sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions and TDS's contributions in a TDS Common Share fund, a U.S. Cellular Common Share fund or seven nonaffiliated funds.

Dividend Reinvestment Plans
TDS had reserved 353,000 Common Shares at December 31, 2003, for issuance under the Automatic Dividend Reinvestment and Stock Purchase Plan and 96,000 Series A Common Shares for issuance under the Series A Common Share Automatic Dividend Reinvestment Plan. These plans enable holders of TDS's Common Shares and Preferred Shares to reinvest cash dividends in Common Shares and holders of Series A Common Shares to reinvest cash dividends in Series A Common Shares. The purchase price of the shares is 95% of the market value, based on the average of the daily high and low sales prices for TDS's Common Shares on the American Stock Exchange for the ten trading days preceding the date on which the purchase is made.

Employee Stock Purchase Plan
TDS had 240,000 Common Shares reserved under the 2003 Employee Stock Purchase Plan, which will terminate on December 31, 2008. The plan became effective April 1, 2003, and provides for eligible employees of TDS and its subsidiaries to purchase a limited number of TDS Common Shares on a quarterly basis. The per share cost to each participant is at 85% of the market value of the Common Shares as of the issuance date.

Stock Based Compensation Plans
TDS accounts for stock options, restricted stock awards and employee stock purchase plans under APB Opinion No. 25. TDS recorded compensation expense of $0.3 million on 53,000 options granted in 2003. No compensation costs have been recognized for the remaining 615,000 options granted in 2003. No compensation costs have been recognized for the stock option plans in 2002 and 2001 and employee stock purchase plans in 2003, 2002 and 2001. Compensation costs were recognized for restricted stock awards as expenses in the statement of operations.

TDS had reserved 4,773,000 Common Shares at December 31, 2003, for options granted and to be granted to key employees. TDS has established certain plans that provide for the grant of stock options to officers and employees. The options are exercisable over a specified period not in excess of ten years. Options vest from three months to four years from the date of grant. The options expire from 2004 to 2013 or 30 days after the date of the employee's termination of employment, if earlier.

A summary of the status of TDS stock option plans at December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table and narrative that follows:

	Number of Shares	Weighted Average Option Prices	Weighted Average Black-Scholes Values of Option Grants
Stock Options:			
Outstanding December 31, 2000			
(933,000 exercisable)	1,333,000	$ 72.90	
Granted	216,000	$ 99.58	$ 51.05
Exercised	(153,000)	$ 36.38	
Canceled	(5,000)	$108.94	
Outstanding December 31, 2001			
(1,031,000 exercisable)	1,391,000	$ 80.37	
Granted	467,000	$ 59.32	$ 22.62
Exercised	(41,000)	$ 43.03	
Canceled	(20,000)	$107.25	
Outstanding December 31, 2002			
(1,355,000 exercisable)	1,797,000	$ 75.24	
Granted	**668,000**	**$ 45.80**	**$17.24**
Exercised	**(49,000)**	**$ 43.51**	
Canceled	**(63,000)**	**$ 82.66**	
Outstanding December 31, 2003			
(1,762,000 exercisable)	**2,353,000**	**$ 67.32**	

At December 31, 2003, 1,762,000 options were exercisable, have exercise prices between $33.87 and $127.00 and a weighted average exercise price of $70.68. The weighted average exercise price of options exercisable at December 31, 2002 and 2001 is $72.09 and $69.39, respectively.

The following table provides certain details concerning TDS stock options outstanding at December 31, 2003:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$ 33.87–$ 49.99	930,000	$ 43.06	6.4
$ 50.00–$ 74.99	714,000	$ 58.30	8.4
$ 75.00–$ 99.99	172,000	$ 98.39	7.4
$100.00–$127.00	537,000	$111.37	6.5

The following table provides certain details concerning TDS stock options exercisable at December 31, 2003:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$ 33.87–$ 49.99	543,000	$ 43.06
$ 50.00–$ 74.99	609,000	$ 58.35
$ 75.00–$ 99.99	166,000	$ 98.65
$100.00–$127.00	444,000	$110.89

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: risk free interest rates of 3.7%, 4.2% and 4.9%; expected dividend yields of 1.4%, 1.3% and 0.7%; expected lives of 8.6 years, 8.6 years and 8.1 years and expected volatility of 31.7%, 29.9% and 32.3%.

U.S. Cellular has established Stock Option plans that provide for the grant of stock options to officers and employees and has reserved 6,511,000 Common Shares at December 31, 2003 for options granted and to be granted to key employees. The options under the plan are exercisable from the date of vesting through 2004 to 2013, or 30 days following the date of the employee's termination of employment, if earlier.

A summary of the status of U.S. Cellular's stock option plans at December 31, 2003, 2002 and 2001 and changes during the years then ended is presented in the table and narrative as follows:

	Number of Shares	Weighted Average Option Prices	Weighted Average Black-Scholes Values of Option Grants
Stock Options:			
Outstanding December 31, 2000			
(127,000 exercisable)	525,000	$ 40.32	
Granted	498,000	$ 54.90	$ 33.65
Exercised	(81,000)	$ 24.31	
Canceled	(58,000)	$ 38.38	
Outstanding December 31, 2001			
(200,000 exercisable)	884,000	$ 50.42	
Granted	869,000	$ 38.80	$ 19.74
Exercised	(9,000)	$ 29.45	
Canceled	(201,000)	$ 47.17	
Outstanding December 31, 2002			
(336,000 exercisable)	1,543,000	$ 45.15	
Granted	**1,435,000**	**$23.85**	**$10.99**
Exercised	**(2,000)**	**$24.37**	
Canceled	**(448,000)**	**$40.18**	
Outstanding December 31, 2003			
(496,000 exercisable)	**2,528,000**	**$33.87**	

At December 31, 2003, 496,000 stock options were exercisable, have exercise prices between $23.91 and $73.31 and a weighted average exercise price of $46.22. The weighted average exercise price of options exercisable at December 31, 2002 and 2001, was $46.71 and $39.98, respectively.

The following table provides certain details concerning U.S. Cellular stock options outstanding at December 31, 2003:

Range of Exercise Prices	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)
$23.20–$36.99	1,478,000	$24.34	9.0
$37.00–$49.99	810,000	$41.83	8.0
$50.00–$73.31	240,000	$65.73	5.8

The following table provides certain details concerning U.S. Cellular stock options exercisable at December 31, 2003:

Range of Exercise Prices	Stock Options Exercisable	Weighted Average Exercise Price
$23.91–$36.99	76,000	$29.80
$37.00–$49.99	304,000	$42.59
$50.00–$73.31	116,000	$66.45

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.7%, 4.6% and 5.0%; expected dividend yield of zero for all years; expected lives of 9.3 years, 9.4 years and 8.2 years and expected volatility of 29.4%, 39.4% and 31.7%.

22 EMPLOYEE BENEFIT PLANS

Pension Plan

TDS sponsors a qualified noncontributory defined contribution pension plan. The plan provides benefits for the employees of TDS Corporate, TDS Telecom and U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded currently. Total pension costs were $13.0 million, $11.0 million and $8.8 million in 2003, 2002 and 2001, respectively.

TDS also sponsors an unfunded non qualified deferred supplemental executive retirement plan to supplement the benefits under the plan to offset the reduction of benefits caused by the limitation on annual employee compensation under the tax laws.

Other Postretirement Benefits

TDS sponsors two defined benefit postretirement plans that cover most of the employees of TDS Corporate, TDS Telecom and the subsidiaries of TDS Telecom. One plan provides medical benefits and the other plan provides life insurance benefits. Both plans are contributory, with retiree contributions adjusted annually. The medical plan anticipates future cost sharing changes that reflect TDS's intent to increase retiree contributions as a portion of total cost.

Total accumulated contributions to fund the costs of future retiree medical benefits are restricted to an amount not to exceed 25 percent of the total accumulated contributions to the pension trust. An additional contribution equal to a reasonable amortization of the past service cost may be made without regard to the 25 percent limitation.

The following table reconciles the beginning and ending balances of the benefit obligation and the fair value of plan assets for the other postretirement benefit plans.

December 31,	2003	2002
(Dollars in thousands)		
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$ 36,007**	$ 27,606
Service cost	**1,676**	1,249
Interest cost	**2,480**	1,967
Acquisitions	**2,581**	—
Amendments	**(6,448)**	—
Actuarial loss	**8,197**	6,359
Benefits paid	**(1,339)**	(1,174)
Benefit obligation at end of year	**43,154**	36,007
Change in Plan Assets		
Fair value of plan assets at beginning of year	**14,659**	17,959
Actual return on plan assets	**3,076**	(2,164)
Employer contribution	**46**	38
Benefits paid	**(1,339)**	(1,174)
Fair value of plan assets at end of year	**16,442**	14,659
Funded Status	**(26,712)**	(21,348)
Unrecognized net actuarial loss	**20,444**	12,005
Unrecognized prior service cost	**(7,278)**	(959)
(Accrued) benefit cost	**$(13,546)**	$(10,302)

Net periodic benefit cost for the years ended December 31, 2003, 2002 and 2001 includes the following components.

Year Ended December 31,	2003	2002	2001
(Dollars in thousands)			
Service cost	**$ 1,676**	$ 1,249	$ 750
Interest cost on accumulated postretirement benefit obligation	**2,480**	1,967	1,482
Expected return on plan assets	**(1,197)**	(1,487)	(1,836)
Amortization of:			
Unrecognized prior service cost(1)	**(128)**	(128)	(128)
Unrecognized net loss (gain)(2)	**494**	—	(415)
Net postretirement (income) cost	**$ 3,325**	$ 1,601	$ (147)

(1) Based on straight-line amortization over the average time remaining before active employees become fully eligible for plan benefits.

(2) Based on straight-line amortization over the average time remaining before active employees retire.

The following assumptions were used to determine benefit obligations and net periodic benefit cost.

December 31,	2003	2002
Discount rate	**6.25%**	7.0%
Expected return on plan assets	**8.5%**	8.5%

The measurement date for actuarial determination was December 31, 2003. For measurement purposes, a 12.0% and 13.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003 and 2002, respectively. The 2003 annual rate of increase is expected to remain at 12.0% in 2004 and then decrease to 5.25% by 2010 while the 2002 annual rate of increase was expected to remain at 13.0% in 2003 and then decrease to 5.75% by 2010.

The health care cost trend rate assumption has a significant effect on the amounts reported. A one percentage point increase or decrease in assumed health care cost trend rates would have the following effects.

	One Percentage Point Increase	One Percentage Point Decrease
(Dollars in thousands)		
Effect on total of service and interest cost components	$1,136	$ (921)
Effect on postretirement benefit obligation	$7,696	$(6,531)

The following table describes how plan assets are invested.

Investment Category	Target Asset Allocation	Allocation of Plan Assets At December 31, 2003	2002
U.S. Equities	50%	**49.7%**	48.4%
International Equities	15%	**15.1%**	13.5%
Debt Securities	35%	**35.2%**	38.1%

The post-retirement benefit fund engages multiple asset managers to ensure proper diversification of the investment portfolio within each asset category. The investment objective is to exceed the rate of return of a performance index comprised of 50% Wilshire 5000 Stock Index, 15% MSCI World (excluding U.S.) Stock Index, and 35% Lehman Brothers Aggregate Bond Index. Historical average annual rates of return for this index exceed 8.5%, the expected rate of return used for planning.

The post-retirement benefit fund does not hold any debt or equity securities issued by TDS, U.S. Cellular or any related parties.

TDS is not required to set aside current funds for its future retiree health and life insurance benefits. The decision to contribute to the plan assets is based upon several factors, including the funded status of the plan, market conditions, alternative investment opportunities, tax benefits and other circumstances. TDS expects to fund $6.9 million in 2004 for the 2003 contribution to the plan.

On December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Act expands Medicare, primarily by adding a prescription drug benefit for Medicare-eligibles starting in 2006. The Act provides employers currently sponsoring prescription drug programs for Medicare-eligibles with a range of options for coordinating with the new government-sponsored program to potentially reduce program cost. These options include supplementing the government program on a secondary payor basis or accepting a direct subsidy from the government to support a portion of the cost of the employer's program.

Pursuant to guidance from the FASB under FASB Staff Position SFAS 106-1, TDS has chosen to defer recognition of the potential effects of the Act. Therefore, the retiree health obligations and costs reported in these financial statements do not yet reflect any potential impact of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require the company to change previously reported information.

In the months ahead, TDS intends to review its retiree health care strategy in light of the Act. As part of that review, TDS may consider amending its retiree health program to coordinate with the new Medicare prescription drug program or to receive the direct subsidy from the government. As a result, TDS anticipates that its retiree health obligations and costs could be reduced if such amendments are adopted.

23 COMMITMENTS AND CONTINGENCIES

Construction and Expansion

U.S. Cellular's anticipated capital expenditures for 2004 primarily reflect plans for construction, system expansion, the buildout of certain of its personal communication service licensed areas and additional expenditures related to its plans to migrate to a single digital equipment platform. U.S. Cellular plans to finance its construction program using internally generated cash and short-term financing. U.S. Cellular's estimated capital spending for 2004 is $610 million to $630 million. These expenditures primarily address the following needs:

- Expand and enhance U.S. Cellular's coverage in its service areas.
- Provide additional capacity to accommodate increased network usage by current customers.
- Build out certain licensed areas acquired in 2001, 2002 and 2003.
- Addition of digital service capabilities to its systems, including completing the migration toward a single digital equipment platform, Code Division Multiple Access ("CDMA"), from a mixture of CDMA and another digital technology, Time Division Multiple Access.
- Enhance U.S. Cellular's retail store network and office systems.

U.S. Cellular's overlay of existing technologies with CDMA is largely completed, and when the project is fully completed in 2004 it anticipates total expenditures related to the project to be no more than $300 million. U.S. Cellular will utilize CDMA technology in building out the licenses it has acquired and expects to acquire in the future from AT&T Wireless.

The cost estimates for the CDMA migration project have been revised from the original estimate of $400 million to $450 million to reflect divestitures of markets, more favorable pricing than expected and additional efficiencies in the conversion process. U.S. Cellular has contracted with multiple infrastructure vendors to provide a substantial portion of the equipment related to the conversion.

U.S. Cellular expects capital expenditures related to the buildout of the licensed areas it acquired in 2001 through 2003, including those in the AT&T Wireless exchange transaction, to be substantial. U.S. Cellular plans to build networks to serve these licensed areas and launch commercial service in these areas over the next several years. Approximately $100 million of the estimated capital spending for 2004 is allocated to the buildout of certain of these licenses, and U.S. Cellular expects a significant portion of its capital spending over the next few years to be related to the buildout of its wireless licensed areas.

TDS Telecom's estimated capital spending for 2004 approximates $150 million. The incumbent local telephone companies are expected to spend approximately $105 million to provide for normal growth and to upgrade plant and equipment to provide enhanced services. The competitive local exchange companies are expected to spend approximately $45 million primarily to build switching and transmission facilities to meet the needs of a growing customer base. TDS Telecom's incumbent local exchange carrier capital expenditures totaled $111.9 million and the competitive local exchange carrier capital expenditures totaled $27.3 million in 2003. TDS Telecom plans to finance its construction program using primarily internally generated cash.

Lease Commitments

TDS and its subsidiaries have leases for certain plant facilities, office space and data processing equipment, most of which are classified as operating leases. For the years 2003, 2002 and 2001, rent expense for noncancelable, long-term leases was $79.3 million, $68.2 million and $52.9 million, respectively, and rent expense under cancelable, short-term leases was $3.5 million, $14.2 million and $3.0 million, respectively. At December 31, 2003, the aggregate minimum rental commitments under noncancelable, long-term operating leases were as follows:

(Dollars in thousands)	Minimum Future Rental Payments
2004	$ 90,378
2005	79,932
2006	68,167
2007	55,999
2008	44,196
Thereafter	$155,358

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." This interpretation expands on the existing accounting guidance and disclosure requirements for most guarantees, including certain indemnifications. It requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under that guarantee if that amount is reasonably estimable, and must disclose that information in its interim and annual financial statements. The provisions for initial recognition and measurement of the liability are to be applied on a prospective basis to guarantees issued or modified on or after January 1, 2003. The initial adoption of this statement on January 1, 2003, did not have a material impact on results of operations, financial position or cash flows. Guarantees issued or modified after January 1, 2003, are recognized at their fair value in the financial statements.

Indemnifications

TDS enters into agreements in the normal course of business that provide for indemnification of counterparties. These include certain asset sales and financings with other parties. The term of the indemnification varies by agreement. The events or circumstances that would require TDS to perform under these indemnities are transaction specific; however, these agreements may require TDS to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. TDS is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, TDS has not made any significant indemnification payments under such agreements.

Legal Proceedings

TDS is involved in legal proceedings before the Federal Communications Commission and various state and federal courts from time to time. Management does not believe that any of such proceedings will have a materially adverse impact on the financial position, results of operations or cash flows of TDS.

24 DISCONTINUED OPERATIONS

TDS is party to an indemnity agreement with T-Mobile (f/k/a VoiceStream Wireless) regarding certain contingent liabilities at Aerial Communications for the period prior to Aerial's merger into VoiceStream Wireless in 2000. During 2003, it was determined that the indemnity for certain contingent liabilities would be greater than previously provided. TDS took an additional charge of $2.8 million ($1.6 million, net of income tax expense of $1.2 million), or $(.03) per diluted share with respect to the additional liability, recorded as Discontinued operations in the statements of operations.

In 2001, the gain on disposal of Aerial originally recognized in 2000, was reduced by $24.1 million, or $.41 per share, reflecting adjustments to estimates used during the closing in the calculation of income and other tax liabilities.

25 SUBSEQUENT EVENT

U.S. Cellular completed the sale of its southern Texas wireless markets to AT&T Wireless and received $97.6 million including a preliminary working capital adjustment on February 18, 2004.

26 BUSINESS SEGMENT INFORMATION

TDS conducts substantially all of its wireless telephone operations through its 82.1%-owned subsidiary, U.S. Cellular. At December 31, 2003, U.S. Cellular provided cellular telephone service to 4.4 million customers in 28 states. TDS conducts its wireline telephone operations through its wholly-owned subsidiary, TDS Telecommunications Corporation ("TDS Telecom"). TDS Telecom provides service through local telephone operations, or incumbent local exchange carrier companies and through competitive local exchange carrier companies. At December 31, 2003, TDS Telecom operated 111 incumbent local exchange telephone companies serving 722,200 equivalent access lines in 28 states and two competitive local exchange carriers serving 364,800 equivalent access lines in five states.

U.S. Cellular and TDS Telecom are billed for all services they receive from TDS, consisting primarily of information processing and general management services. Such billings are based on expenses specifically identified to U.S. Cellular and TDS Telecom and on allocations of common expenses. Management believes the method used to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular and TDS Telecom are reflected in the accompanying business segment information on a basis which is representative of what they would have been if U.S. Cellular and TDS Telecom operated on a stand-alone basis.

Financial data for TDS's business segments for each of the years ended December 31, 2003, 2002 and 2001 are as follows:

		TDS Telecom			
Year Ended or at December 31, 2003 (as restated)	U.S. Cellular	ILEC	CLEC	All Other[1]	Total
(Dollars in thousands)					
Operating revenues	$2,582,783	$ 652,782	$213,501	$ (3,850)	$ 3,445,216
Cost of services and products	931,309	167,342	86,377	(2,143)	1,182,885
Selling, general and administrative expense	1,004,655	180,171	115,175	(1,707)	1,298,294
Operating income before depreciation, amortization and accretion and loss on assets held for sale and impairments[2]	646,819	305,269	11,949	—	964,037
Depreciation, amortization and accretion expense	432,333	130,036	33,363	—	595,732
Loss on impairment of intangible assets	49,595	—	—	—	49,595
Loss on assets held for sale and impairment of assets[3]	45,908	351	4,563	—	50,822
Operating income (loss)	118,983	174,882	(25,977)	—	267,888
Significant noncash items:					
Investment income	52,063	875	—	216	53,154
Loss on marketable equity securities and other investments	(5,200)	(5,000)	—	—	(10,200)
Marketable equity securities	260,188	70,609	—	2,441,613	2,772,410
Investment in unconsolidated entities	170,569	19,606	—	24,710	214,885
Total assets	4,945,721	1,808,511	235,329	3,203,777	10,193,338
Capital expenditures	$ 632,526	$ 111,924	$ 27,294	$ 5,223	$ 776,967

Year Ended or at December 31, 2002 (as restated)	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other[1]	Total
(Dollars in thousands)					
Operating revenues	$ 2,197,586	$ 626,787	$ 176,602	$ (2,501)	$ 2,998,474
Cost of services and products	735,273	142,618	85,909	(1,040)	962,760
Selling, general and administrative expense	829,993	186,023	124,359	(1,461)	1,138,914
Operating income before depreciation, amortization and accretion[2]	632,320	298,146	(33,666)	—	896,800
Depreciation, amortization and accretion expense	351,154	130,232	29,059	—	510,445
Operating income (loss)	281,166	167,914	(62,725)	—	386,355
Significant noncash items:					
Investment income	42,068	530	—	1,077	43,675
Loss on marketable equity securities and other investments	(295,454)	(95,518)	—	(1,497,419)	(1,888,391)
Marketable equity securities	185,961	—	—	1,758,978	1,944,939
Investment in unconsolidated entities	161,451	18,965	—	25,579	205,995
Total assets	4,768,888	1,858,923	246,185	2,797,788	9,671,784
Capital expenditures	$ 730,645	$ 116,486	$ 51,919	$ —	$ 899,050

Year Ended or at December 31, 2001	U.S. Cellular	TDS Telecom ILEC	TDS Telecom CLEC	All Other[1]	Total
(Dollars in thousands)					
Operating revenues	$ 1,894,830	$ 576,817	$ 118,812	$ (1,917)	$ 2,588,542
Cost of services and products	587,873	119,455	64,827	(1,103)	771,052
Selling, general and administrative expense	689,087	163,659	79,384	(814)	931,316
Operating income before depreciation, amortization and accretion[2]	617,870	293,703	(25,399)	—	886,174
Depreciation, amortization and accretion expense	300,658	131,787	17,574	—	450,019
Operating income (loss)	317,212	161,916	(42,973)	—	436,155
Significant noncash items:					
Investment income	41,934	1,739	—	6,966	50,639
Loss on marketable equity securities and other investments	—	—	—	(548,305)	(548,305)
Marketable equity securities	272,390	—	—	2,427,840	2,700,230
Investment in unconsolidated entities	159,454	48,320	—	25,904	233,678
Total assets	3,759,157	1,527,758	213,566	2,579,093	8,079,574
Capital expenditures	$ 503,334	$ 99,866	$ 96,950	$ —	$ 700,150

(1) Consists of the TDS Corporate operations, TDS Telecom intra-company eliminations, TDS Corporate and TDS Telecom marketable equity securities and all other businesses.

(2) Operating income before depreciation, amortization and accretion and loss on assets held for sale and impairment of assets and Operating income before depreciation, amortization and accretion are measures of profit and loss used by the chief operating decision maker to review the operating performance of each reportable business segment and is reported above in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

(3) There was no Loss on impairment of intangible assets or Loss on assets held for sale and impairment of assets in 2002 and 2001.

Year Ended December 31,	**2003** (as restated)	2002	2001
(Dollars in thousands)			
Total operating income from reportable segments	**$ 267,888**	$ 386,355	$ 436,155
Investment and other income and expense	**(137,152)**	(1,942,024)	(615,111)
Income from continuing operations before income taxes and minority interest	**$ 130,736**	$(1,555,669)	$(178,956)

Report of Management

Management of Telephone and Data Systems, Inc. has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America, and in management's opinion are fairly presented. The financial statements include amounts that are based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

Management of TDS has established and maintains a system of internal control that provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting.

The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process and updated as necessary. Management monitors the system of internal control for compliance, considers recommendations for improvements and updates such policies and procedures as necessary. Monitoring includes an internal auditing program to independently assess the effectiveness of the internal controls and recommend possible improvements thereto. Management believes that TDS's system of internal control is adequate to accomplish the objectives discussed herein. The concept of reasonable assurance recognizes that the costs of a system of internal accounting control should not exceed, in management's judgment, the benefits to be derived.

The consolidated financial statements of TDS have been audited by PricewaterhouseCoopers LLP.



LeRoy T. Carlson, Jr.
President
(Chief Executive Officer)



Sandra L. Helton
Executive Vice President
(Chief Financial Officer)



D. Michael Jack
Senior Vice President and Controller
(Principal Accounting Officer)

Report of Independent Auditors

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF TELEPHONE AND DATA SYSTEMS, INC.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, common stockholders' equity and cash flows present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc., and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated statements of operations, common stockholders' equity, and cash flows of the Company for the year ended December 31, 2001, prior to the revisions discussed in Notes 1 and 5 to the financial statements, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion in their report dated January 25, 2002.

As disclosed in Note 1, the Company has restated its financial statements as of December 31, 2003 and 2002 and for each of the two years in the period ended December 31, 2003, to reflect the effects of retroactively changing the classification of certain goodwill to wireless license costs effective upon the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002.

As disclosed in Note 1, in 2003 and 2002 the Company changed the manner in which it accounts for certain items. On January 1, 2003 the Company changed the manner in which it accounts for asset retirement costs as a result of the adoption of SFAS No. 143, "Accounting for Asset Retirement Obligations." Also, as disclosed in Note 1, in 2003 the Company changed the manner in which it classifies certain revenues and expenses related to customer retention. On January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets as a result of the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets." Also on January 1, 2002, the Company changed the method in which it accounts for the direct incremental deferred costs related to wireless customer activations. Finally, during 2002 the Company changed the manner in which it presents losses on debt retirements as a result of the adoption of SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections."

As discussed above, the consolidated statements of operations, common stockholders' equity, and cash flows of the Company for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. As described in Note 1, these financial statements include the transitional disclosures required by SFAS No. 143, "Accounting for Asset Retirement Obligations" and have been revised to reclassify losses resulting from debt retirements as a component of income (loss) from continuing operations in accordance with the provisions of SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections." Also, as described in Notes 1 and 5, these financial statements have been revised to separately reflect the amounts that represent goodwill, and to include the transitional disclosures required by SFAS No. 142,"Goodwill and Other Intangible Assets." Finally, as described in Note 1, the 2001 statement of operations has been revised to reclassify certain costs related to customer retention as cost of equipment sold. We audited the adjustments and transitional disclosures described in Notes 1 and 5 that were applied to revise the 2001 financial statements. In our opinion, the revisions and transitional disclosures for 2001 included in Notes 1 and 5 are appropriate and the adjustments described in Notes 1 and 5 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such adjustments and transitional disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.



Chicago, Illinois

February 2, 2004, except as to Note 25, as to which the date is February 18, 2004, except as to the Reclassifications section of Note 1, as to which the date is March 9, 2004, and except as to the Restatement section of Note 1, as to which the date is May 7, 2004

Copy of Previously Issued Report of Independent Accountants

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP. THESE INDEPENDENT ACCOUNTANTS HAVE CEASED OPERATIONS, AND HAVE NOT REISSUED THEIR REPORT IN CONJUNCTION WITH THIS ANNUAL REPORT. THEIR REPORT IS INCLUDED IN THE ANNUAL REPORT AS PERMITTED BY RULE 2-02(E) OF REGULATION S-X OF THE SECURITIES AND EXCHANGE COMMISSION. AS DESCRIBED IN NOTE 1, THE CONSOLIDATED STATEMENT OF OPERATIONS, COMMON STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001 INCLUDE THE TRANSITIONAL DISCLOSURES REQUIRED BY STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 143 "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS." ALSO, AS DESCRIBED IN NOTE 1, THESE FINANCIAL STATEMENTS HAVE BEEN RECLASSIFIED TO CONFORM THE PRESENTATION OF CERTAIN COSTS RELATED TO CUSTOMER RETENTION AS COST OF EQUIPMENT SOLD. ALSO, AS DESCRIBED IN NOTES 1 AND 5, THESE FINANCIAL STATEMENTS HAVE BEEN REVISED TO SEPARATELY REFLECT AMOUNTS THAT REPRESENT GOODWILL AND TO INCLUDE TRANSITIONAL DISCLOSURES REQUIRED BY SFAS NO. 142 "GOODWILL AND OTHER INTANGIBLE ASSETS," WHICH WAS ADOPTED BY TDS AS OF JANUARY 1, 2002. ALSO, AS DESCRIBED IN NOTE 1, THESE FINANCIAL STATEMENTS HAVE BEEN REVISED TO CLASSIFY LOSSES RESULTING FROM DEBT RETIREMENTS AS A COMPONENT OF INCOME (LOSS) FROM CONTINUING OPERATIONS IN ACCORDANCE WITH THE PROVISIONS OF SFAS NO. 145, "RESCISSION OF SFAS NO. 4, 44, AND 64, AMENDMENT OF FAS 13, AND TECHNICAL CORRECTIONS," WHICH WAS ADOPTED BY TDS DURING 2002. THE ARTHUR ANDERSEN REPORT DOES NOT EXTEND TO THESE CHANGES TO THE CONSOLIDATED STATEMENT OF OPERATIONS, COMMON STOCKHOLDERS' EQUITY AND CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001. THE ADJUSTMENTS TO THESE FINANCIAL STATEMENTS WERE REPORTED ON BY PRICEWATERHOUSECOOPERS LLP AS STATED IN THEIR REPORT APPEARING HEREIN.

TO THE STOCKHOLDERS AND BOARD OF DIRECTORS OF TELEPHONE AND DATA SYSTEMS, INC.:

We have audited the accompanying consolidated balance sheets of Telephone and Data Systems, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of TDS's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telephone and Data Systems, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 1 of Notes to Consolidated Financial Statements, effective January 1, 2000, TDS changed certain of its accounting principles for revenue recognition as a result of the adoption of Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements."

Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
January 25, 2002

The consolidated balance sheets at December 31, 2001 and 2000 and the consolidated statements of operations, common stockholders' equity and cash flows for the years ended December 31, 2000 and 1999 are not required to be presented in the 2003 Annual Report.

Consolidated Quarterly Income Information
As Restated (Unaudited)

Effects of 2003 Accounting Changes	Quarter Ended or at March 31, 2003				Quarter Ended or at June 30, 2003			
	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi-fications	As Restated	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi-fications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues [2]	$ 807,418	$ —	$ 7,860	$ 815,278	$ 851,287	$ —	$ 6,127	$ 857,414
Operating Expenses								
Cost of services and products [2]	262,398	—	23,878	286,276	263,188	—	22,218	285,406
Selling, general and administrative expenses [2]	336,501	—	(16,018)	320,483	347,575	—	(16,091)	331,484
Depreciation, amortization and accretion expenses	151,227	—	—	151,227	144,902	—	—	144,902
Loss on impairment of intangible assets [3]	—	—	—	—	—	49,595	—	49,595
Loss on assets held for sale and impairment of assets [3]	23,500	(1,939)	—	21,561	3,500	—	—	3,500
Total Operating Expenses	773,626	(1,939)	7,860	779,547	759,165	49,595	6,127	814,887
Operating Income	33,792	1,939	—	35,731	92,122	(49,595)	—	42,527
Loss on marketable equity securities and other investments	(3,500)	—	—	(3,500)	(5,000)	—	—	(5,000)
Income tax expense (benefit) [3]	3,824	761	—	4,585	23,623	(19,590)	—	4,033
Minority share of (income) loss [3]	(157)	(211)	—	(368)	(6,294)	5,354	—	(940)
Income (loss) before cumulative effect of accounting change	(5,012)	967	—	(4,045)	19,496	(24,651)	—	(5,155)
Net income (loss)	$ (16,801)	$ 967	$ —	$ (15,834)	$ 19,496	$ (24,651)	$ —	$ (5,155)
Weighted Average Shares Outstanding (000s)	58,594	—	—	58,594	57,474	—	—	57,474
Basic Earnings Per Share:								
Income (loss) from continuing operations	$ (0.09)	$ 0.02	$ —	$ (0.07)	$ 0.34	$ (0.43)	$ —	$ (0.09)
Cumulative effect of accounting changes	(0.20)	—	—	(0.20)	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—	—
Net income (loss) available to common	$ (0.29)	$ 0.02	$ —	$ (0.27)	$ 0.34	$ (0.43)	$ —	$ (0.09)
Diluted Earnings Per Share:							—	
Income (loss) from continuing operations	$ (0.09)	$ 0.02	$ —	$ (0.07)	$ 0.34	$ (0.43)	$ —	$ (0.09)
Cumulative effect of accounting changes	(0.20)	—	—	(0.20)	—	—	—	—
Discontinued operations	—	—	—	—	—	—	—	—
Net income (loss) available to common	$ (0.29)	$ 0.02	$ —	$ (0.27)	$ 0.34	$ (0.43)	$ —	$ (0.09)
Balance Sheets								
Wireless license costs	$ 979,760	$186,882	$ —	$1,166,642	$ 979,759	$ 137,287	$ —	$ 1,117,046
Goodwill	1,008,596	(115,187)	—	893,409	1,005,029	(115,187)	—	889,842
Total Assets	$9,570,395	$ 71,695	$ —	$9,642,090	$10,019,665	$ 22,100	$ —	$10,041,765
Net deferred income tax liability	$1,163,866	$ 83,174	$ —	$1,247,040	$ 1,227,862	$ 63,584	$ —	$ 1,291,446
Minority interest in subsidiaries	487,721	(2,045)	—	485,676	495,248	(7,399)	—	487,849
Retained earnings	1,405,654	(9,434)	—	1,396,220	1,416,168	(34,085)	—	1,382,083
Total Liabilities and Stockholders' Equity	$9,570,395	$ 71,695	$ —	$9,642,090	$10,019,665	$ 22,100	$ —	$10,041,765

Consolidated Quarterly Income Information As Restated (Unaudited)

Effects of 2003 Accounting Changes	Quarter Ended or at September 30, 2003				Quarter Ended or at December 31, 2003			
	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi- fications	As Restated	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi- fications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues [2]	$ 874,754	$ —	$ 7,633	$ 882,387	$ 884,429	$ —	$ 5,708	$ 890,137
Operating Expenses								
Cost of services and products [2]	270,829	—	23,543	294,372	279,859	—	36,972	316,831
Selling, general and administrative expenses [2]	327,080	—	(15,910)	311,170	366,421	—	(31,264)	335,157
Depreciation, amortization and accretion expenses	144,238	—	—	144,238	155,365	—	—	155,365
Loss on impairment of intangible assets [3]	—	—	—	—	—	—	—	—
Loss on assets held for sale and impairment of assets [3]	(1,442)	—	—	(1,442)	27,203	—	—	27,203
Total Operating Expenses	740,705	—	7,633	748,338	828,848	—	5,708	834,556
Operating Income	134,049	—	—	134,049	55,581	—	—	55,581
Loss on marketable equity securities and other investments	—	—	—	—	(1,700)	—	—	(1,700)
Income tax expense (benefit) [3]	49,541	(10,713)	—	38,828	2,904	—	—	2,904
Minority share of (income) loss [3]	(11,537)	(1,911)	—	(13,448)	(5,624)	—	—	(5,624)
Income (loss) before cumulative effect of accounting change	34,614	8,802	—	43,416	25,790	—	—	25,790
Net income (loss)	$ 33,005	$ 8,802	$ —	$ 41,807	$ 25,790	$ —	$ —	$ 25,790
Weighted Average Shares Outstanding (000s)	57,420	—	—	57,420	57,397	—	—	57,397
Basic Earnings Per Share:								
Income (loss) from continuing operations	$ 0.60	$ 0.16	$ —	$ 0.76	$ 0.45	$ —	$ —	$ 0.45
Cumulative effect of accounting changes	—	—	—	—	—	—	—	—
Discontinued operations	(0.03)	—	—	(0.03)	—	—	—	—
Net income (loss) available to common	$ 0.57	$ 0.16	$ —	$ 0.73	$ 0.45	$ —	$ —	$ 0.45
Diluted Earnings Per Share:								
Income (loss) from continuing operations	$ 0.60	$ 0.15	$ —	$ 0.75	$ 0.44	$ —	$ —	$ 0.44
Cumulative effect of accounting changes	—	—	—	—	—	—	—	—
Discontinued operations	(0.03)	—	—	(0.03)	—	—	—	—
Net income (loss) available to common	$ 0.57	$ 0.15	$ —	$ 0.72	$ 0.44	$ —	$ —	$ 0.44
Balance Sheets								
Wireless license costs	$1,111,780	$ 137,287	$ —	$1,249,067	$ 1,052,039	$ 137,287	$ —	$ 1,189,326
Goodwill	1,007,461	(115,187)	—	892,274	1,003,124	(115,187)	—	887,937
Total Assets	$9,486,025	$ 22,100	$ —	$9,508,125	$10,171,238	$ 22,100	$ —	$10,193,338
Net deferred income tax liability	$1,259,149	$ 52,871	$ —	$1,312,020	$ 1,232,153	$ 52,871	$ —	$ 1,285,024
Minority interest in subsidiaries	508,153	(5,488)	—	502,665	508,190	(5,488)	—	502,702
Retained earnings	1,440,172	(25,283)	—	1,414,889	1,456,954	(25,283)	—	1,431,671
Total Liabilities and Stockholders' Equity	$9,486,025	$ 22,100	$ —	$9,508,125	$10,171,238	$ 22,100	$ —	$10,193,338

Consolidated Quarterly Income Information As Restated (Unaudited)

Effects of 2002 Accounting Changes	Quarter Ended or at March 31, 2002				Quarter Ended or at June 30, 2002			
	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi-fications	As Restated	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi-fications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues[2]	$ 665,197	$ —	$ —	$ 665,197	$ 720,443	$ —	$ —	$ 720,443
Operating Expenses								
Cost of services and products[2]	189,822	—	8,416	198,238	209,608	—	9,464	219,072
Selling, general and administrative expenses[2]	258,109	—	(8,416)	249,693	271,907	—	(9,464)	262,443
Depreciation, amortization and accretion expenses	111,899	—	—	111,899	115,636	—	—	115,636
Total Operating Expenses	559,830	—	—	559,830	597,151	—	—	597,151
Operating Income	105,367	—	—	105,367	123,292	—	—	123,292
Loss on marketable equity securities and other investments	(37,400)	—	—	(37,400)	(1,719,126)	—	—	(1,719,126)
Income (loss) before cumulative effect of accounting change	14,010	—	—	14,010	(951,790)	—	—	(951,790)
Cumulative effect of accounting changes[3]	3,366	(10,401)	—	(7,035)	—	—	—	—
Net income (loss)	$ 17,376	$ (10,401)	$ —	$ 6,975	$ (951,790)	$ —	$ —	$ (951,790)
Weighted Average Shares Outstanding (000s)	58,600	—	—	58,600	58,639	—	—	58,639
Basic Earnings Per Share:								
Income (loss) from continuing operations	$ 0.23	$ —	$ —	$ 0.23	$ (16.23)	$ —	$ —	$ (16.23)
Cumulative effect of accounting changes	0.06	(0.18)	—	(0.12)	—	—	—	—
Net income (loss) available to common	$ 0.29	$ (0.18)	$ —	$ 0.11	$ (16.23)	$ —	$ —	$ (16.23)
Diluted Earnings Per Share:								
Income (loss) from continuing operations	$ 0.23	$ —	$ —	$ 0.23	$ (16.23)	$ —	$ —	$ (16.23)
Cumulative effect of accounting changes	0.06	(0.18)		(0.12)	—	—	—	—
Net income (loss) available to common	$ 0.29	$ (0.18)	$ —	$ 0.11	$ (16.23)	$ —	$ —	$ (16.23)
Balance Sheets								
Wireless license costs	$ 874,764	$208,641	$ —	$1,083,405	$ 877,195	$208,641	$ —	$1,085,836
Goodwill	870,857	(138,885)	—	731,972	912,206	(138,885)	—	773,321
Total Assets	$7,618,312	$ 69,756	$ —	$7,688,068	$6,961,206	$ 69,756	$ —	$7,030,962
Net deferred income tax liability	$1,259,930	$ 82,413	$ —	$1,342,343	$1,005,940	$ 82,413	$ —	$1,088,353
Minority interest in subsidiaries	469,609	(2,256)	—	467,353	478,953	(2,256)	—	476,697
Retained earnings	2,459,231	(10,401)	—	2,448,830	1,498,832	(10,401)	—	1,488,431
Total Liabilities and Stockholders' Equity	$7,618,312	$ 69,756	$ —	$7,688,068	$6,961,206	$ 69,756	$ —	$7,030,962

Consolidated Quarterly Income Information As Restated (Unaudited)

Effects of 2002 Accounting Changes	Quarter Ended or at September 30, 2002				Quarter Ended or at December 31, 2002			
	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi-fications	As Restated	As Previously Reported[1]	Wireless License Costs and Goodwill Restatements	Retention Reclassi-fications	As Restated
(Dollars in thousands, except per share amounts)								
Statements of Operations								
Operating Revenues [2]	$ 784,102	$ —	$ 6,485	$ 790,587	$ 815,624	$ —	$ 6,623	$ 822,247
Operating Expenses								
Cost of services and products [2]	245,504	—	19,775	265,279	260,586	—	19,585	280,171
Selling, general and administrative expenses [2]	301,179	—	(13,290)	287,889	351,851	—	(12,962)	338,889
Depreciation, amortization and accretion expenses	143,209	—	—	143,209	139,701	—	—	139,701
Total Operating Expenses	689,892	—	6,485	696,377	752,138	—	6,623	758,761
Operating Income	94,210	—	—	94,210	63,486	—	—	63,486
Loss on marketable equity securities and other investments	(90,071)	—	—	(90,071)	(41,794)	—	—	(41,794)
Income (loss) before cumulative effect of accounting change	(20,488)	—	—	(20,488)	(29,469)	—	—	(29,469)
Cumulative effect of accounting changes	—	—	—	—	—	—	—	—
Net income (loss)	$ (20,488)	$ —	$ —	$ (20,488)	$ (29,469)	$ —	$ —	$ (29,469)
Weighted Average Shares Outstanding (000s)	58,660	—	—	58,660	58,676	—	—	58,676
Basic Earnings Per Share:								
Income (loss) from continuing operations	$ (0.35)	$ —	$ —	$ (0.35)	$ (0.50)	$ —	$ —	$ (0.50)
Cumulative effect of accounting changes	—	—	—	—	—	—	—	—
Net income (loss) available to common	$ (0.35)	$ —	$ —	$ (0.35)	$ (0.50)	$ —	$ —	$ (0.50)
Diluted Earnings Per Share:								
Income (loss) from continuing operations	$ (0.35)	$ —	$ —	$ (0.35)	$ (0.50)	$ —	$ —	$ (0.50)
Cumulative effect of accounting changes	—	—	—	—	—	—	—	—
Net income (loss) available to common	$ (0.35)	$ —	$ —	$ (0.35)	$ (0.50)	$ —	$ —	$ (0.50)
Balance Sheets								
Wireless license costs	$1,040,840	$208,641	$ —	$1,249,481	$1,038,556	$208,641	$ —	$1,247,197
Goodwill	1,089,490	(138,885)	—	950,605	1,106,451	(138,885)	—	967,566
Total Assets	$7,994,599	$ 69,756	$ —	$8,064,355	$9,602,028	$ 69,756	$ —	$9,671,784
Net deferred income tax liability	$ 961,739	$ 82,413	$ —	$1,044,152	$1,097,791	$ 82,413	$ —	$1,180,204
Minority interest in subsidiaries	486,324	(2,256)	—	484,068	489,735	(2,256)	—	487,479
Retained earnings	1,469,733	(10,401)	—	1,459,332	1,431,657	(10,401)	—	1,421,256
Total Liabilities and Stockholders' Equity	$7,994,599	$ 69,756	$ —	$8,064,355	$9,602,028	$ 69,756	$ —	$9,671,784

(1) The amounts as previously reported for the March 31, June 30, and September 30, 2003 and 2002 statements of operations and the 2003 balance sheets are based on amendment No. 2 to the March 31, 2003, and June 30, 2003 and September 30, 2003 Quarterly Reports on Form 10-Q filed on March 10, 2004. The March 31, 2002, June 30, 2002 and September 30, 2002 balance sheet amounts have been adjusted to reflect a change in method of accounting for commission expense related to customer activations as described in the Cumulative Effect of Accounting Changes section of Note 1 "Summary of Significant Accounting Policies."

(2) Prior to the fourth quarter of 2003, costs for equipment sold to retain current customers were included in selling, general and administrative expense. Prior to the fourth quarter of 2003 and in part of 2002, these costs were partially offset by equipment sales revenues received from these customers. In part of 2002 and all of 2001, equipment sales revenues related to retaining current customers were included in operating revenues. In the fourth quarter of 2003, TDS changed its policy for classifying retention costs and has reclassified the equipment sales revenue and cost of equipment sold related to the retention of current customers out of selling, general and administrative expense into operating revenues and cost of services and products, respectively, for each of the periods presented.

(3) Prior to January 1, 2002, TDS allocated the excess of purchase price over tangible assets and liabilities acquired to wireless license costs and goodwill. At that time, the accounting treatment for TDS's wireless license costs and goodwill was the same for book purposes, with both asset classes amortized over an expected life of 40 years. However, no deferred taxes were provided on the amounts allocated to goodwill.

Based upon a subsequent review of goodwill, TDS has restated the allocation of $138.9 million of purchase price recorded as goodwill to wireless license costs as of January 1, 2002, the date of the adoption of SFAS No. 142. In connection with this restatement, an additional deferred tax liability of $90.7 million was recorded as of January 1, 2002. The additional deferred tax liability recorded in conjunction with this restatement increased the carrying value of wireless license costs by a corresponding $90.7 million. Following these adjustments, TDS reperformed the impairment tests for its wireless license costs as of January 1, 2002, and recorded an impairment loss of $10.4 million ($20.9 million before income taxes of $8.2 million and minority interest of $2.3 million). This impairment has been recorded as a cumulative effect of an accounting change at January 1, 2002, the date of the adoption of SFAS 142.

In the first quarter of 2003, TDS had recorded a loss on assets held for sale related to the pending disposition of certain wireless properties. The wireless license costs upon which the impairment was recorded in the first quarter of 2002 included the wireless license costs of these properties. As a result, a portion of the originally recognized loss on assets held for sale in the first quarter of 2003 was recognized in the first quarter of 2002. Consequently, loss on assets held for sale in 2003 has been reduced by $1.9 million, before income taxes of $0.8 million and minority interest of $0.2 million. In the third quarter of 2003, TDS had originally recorded an income tax expense upon the closing of the disposition of such wireless properties. This tax expense has been reduced due to the reversal of additional deferred tax liabilities that were recorded with respect to the wireless properties exchanged in conjunction with the restatement from goodwill to wireless license costs. Consequently, income tax expense in 2003 has been reduced by $10.7 million and minority interest by $1.9 million.

In addition, as a result of the restatement discussed above, TDS also reperformed the annual impairment test for its wireless license costs for 2003, which was originally performed during the second quarter of 2003. This resulted in the recognition of an additional impairment loss of $49.6 million, before income taxes of $19.6 million and minority interest of $5.4 million. This additional loss has been recorded in the second quarter of 2003.

Five-Year Statistical Summary

Year Ended or at December 31,	2003 (as restated)[a]	2002 (as restated)[a]	2001	2000	1999
(Dollars in thousands, except per share and per unit amounts)					
Wireless Operations					
Customers	**4,409,000**	4,103,000	3,461,000	3,061,000	2,602,000
Growth in customers from prior year-end					
Internal	**447,000**	310,000	354,000	483,000	404,000
Acquisitions (divestitures)	**(141,000)**	332,000	46,000	(24,000)	15,000
Total	**306,000**	642,000	400,000	459,000	419,000
Consolidated Markets[b]	**235**	210	204	176	180
Average Monthly Service Revenue per Customer[c]	**$ 47.38**	$ 47.25	$ 46.28	$ 49.21	$ 53.71
Marketing cost per gross customer addition	**$ 380**	$ 365	$ 322	$ 330	$ 346
Post-pay churn rate per month	**1.5%**	1.8%	1.7%	1.8%	1.9%
Capital Expenditures	**$ 632,526**	$ 730,645	$ 503,334	$ 305,417	$ 277,450
Total Population[d]	**46,267,000**	41,048,000	28,632,000	24,912,000	24,861,000
Wireline Operations					
Incumbent Local Exchange Carrier					
Equivalent Access Lines Served[e]	**722,200**	711,200	678,300	619,600	583,300
Growth in equivalent access lines from prior year-end					
Internal	**11,000**	5,900	13,800	26,000	27,700
Acquisitions	**—**	27,000	44,900	10,300	600
Total	**11,000**	32,900	58,700	36,300	28,300
Telephone Companies	**111**	111	109	105	104
Average Monthly Revenue per Equivalent Access Line[e][f]	**$ 75.81**	$ 74.71	$ 74.96	$ 72.99	$ 73.00
Plant in Service per Equivalent Access Line[e]	**2,834**	2,745	2,626	2,574	2,647
Capital Expenditures	**111,924**	116,486	99,866	93,401	99,154
Competitive Local Exchange Carriers					
Equivalent Access Lines Served[e]	**364,800**	291,400	192,100	112,100	65,900
Capital Expenditures	**$ 27,294**	$ 51,919	$ 96,950	$ 57,201	$ 23,027
Financial Position					
Common Share Record Owners	**1,905**	2,285	2,541	2,669	2,845
Common and Series A Common Shares Outstanding (000s)	**57,034**	58,678	58,569	58,688	61,146
Income (Loss) from Continuing Operations Divided by Average Common Equity	**2.0%**	(30.1)%	(4.7)%	3.6%	12.4%
Price/Earnings Ratio[g]	**61.3**	n/m	n/m	47.9	27.1
Common Equity	**$ 3,078,872**	$ 3,042,222	$ 3,518,924	$ 3,936,067	$ 2,448,261
Common Equity per Share	**53.98**	51.85	60.08	67.07	40.04
Total Assets	**10,193,338**	9,671,784	8,079,574	8,667,390	5,430,257
Marketable Equity Securities	**2,772,410**	1,944,939	2,700,230	4,121,904	843,280
Long-term Debt, excluding current portion	**1,994,913**	1,641,624	1,507,764	1,172,987	1,279,877
Prepaid Forward Contracts	**1,672,762**	1,656,616	—	—	—
Year-End Stock Price	**62.55**	47.02	89.75	90.00	126.00
Dividends per Share	**$ 0.62**	$ 0.58	$ 0.54	$ 0.50	$ 0.46

(a) Certain amounts have been restated to reflect changes to the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" as discussed in the Restatement section of note 1 to the consolidated financial statements.

(b) Markets whose results are included in U.S. Cellular's consolidated operating results.

(c) The numerator of this calculation consists of service revenues for the respective 12 month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(d) Total Population amounts for 2003-1999 are based on previous year Claritas estimates.

(e) The calculation of this statistic is based on equivalent access lines from 2003 to 2000. The historical statistics for incumbent local exchange carriers prior to 2000 are calculated using access lines. The change to equivalent access line reporting was made to account for an increasing use of data lines. An "access line" is a single or multi-party circuit between the customer's establishment and the central switching office. Access line equivalents are derived by converting high capacity data lines to the estimated capacity of one switched access line. The statistics for competitive local exchange carrier have in the past been and continue to be reported using equivalent access lines.

(f) The numerator of this calculation consists of Incumbent Local Exchange Carrier revenues for the respective 12 month period divided by 12. The denominator consists of the average equivalent access lines.

(g) Based on the year-end stock price divided by Diluted Earnings per Share from Continuing Operations.

n/m = calculation not meaningful

TDS STOCK AND DIVIDEND INFORMATION

TDS's Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "TDS" and in the newspapers as "TeleData." As of April 30, 2004, TDS Common Shares were held by 2,138 record owners and the Series A Common Shares were held by 87 record owners. TDS has paid cash dividends on Common Shares since 1974, and paid dividends of $.62 and $.58 per Common and Series A Common Share during 2003 and 2002, respectively.

The Common Shares of United States Cellular Corporation, an 82.1%-owned subsidiary of TDS, are listed on the AMEX under the symbol "USM" and in the newspapers as "US Cellu."

MARKET PRICE PER COMMON SHARE BY QUARTER

TDS's Series A Common Shares and Preferred Shares are not actively traded and therefore, quotations are not reported for such securities. Dividends on TDS's Preferred Shares have been paid quarterly since the dates of issue. The high and low sales prices of the Common Shares on the AMEX as reported by the Dow Jones News Service are as follows:

2003	1st	2nd	3rd	4th
High	**$48.98**	**$51.23**	**$59.65**	**$64.02**
Low	**35.16**	**40.85**	**49.85**	**56.64**
Dividends Paid	**$ .155**	**$ .155**	**$ .155**	**$ .155**

2002	1st	2nd	3rd	4th
High	$90.82	$93.15	$66.44	$56.84
Low	79.24	57.90	49.75	44.10
Dividends Paid	$ .145	$ .145	$ .145	$ .145

DIVIDEND REINVESTMENT PLAN

Our dividend reinvestment plan provides our common and preferred shareholders with a convenient and economical way to participate in the future growth of TDS. Common and preferred shareholders of record owning ten (10) or more shares may purchase Common Shares with their reinvested dividends at a five percent discount from market price. Shares may also be purchased, at market price, on a monthly basis through optional cash payments of up to $5,000 in any calendar quarter. The initial ten (10) shares cannot be purchased directly from TDS. An authorization card and prospectus will be mailed automatically by the transfer agent to all registered record holders with ten (10) or more shares. Once enrolled in the plan, there are no brokerage commissions or service charges for purchases made under the plan.

INVESTOR RELATIONS

Our annual report, Form10-K, prospectuses and news releases are available free of charge upon request. These materials may be obtained either online through the "Info Request" feature of the Investor Relations section of TDS's web site (www.teldta.com), or by directly contacting TDS's Investor Relations department at the address listed below.

Inquiries concerning lost, stolen or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, should be directed to:

Telephone and Data Systems, Inc.
Julie Mathews
Manager–Investor Relations
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602
312.592.5341
312.630.1908 (fax)
julie.mathews@teldta.com

Our annual report, filings with the Securities and Exchange Commission, news releases and other investor information is also available in the Investor Relations section of TDS's web site (www.teldta.com).

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

Telephone and Data Systems, Inc.
Mark Steinkrauss
Vice President–Corporate Relations
30 North LaSalle Street, Suite 4000
Chicago, Illinois 60602
312.592.5384
312.630.1908 (fax)
mark.steinkrauss@teldta.com

ANNUAL MEETING

The Telephone and Data Systems, Inc. annual meeting of shareholders is scheduled to be held on June 29, 2004, at 10:00 a.m. Central Time in Chicago, Illinois.

PRINCIPAL COUNSEL

Sidley Austin Brown & Wood LLP, Chicago, Illinois

TRANSFER AGENT

ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, Illinois 60602
877.337.1575

AUDITORS

PricewaterhouseCoopers LLP

Visit TDS's web site at www.teldta.com.

Our Companies

Telephone and Data Systems, Inc.
Corporate Offices
30 North LaSalle Street
Suite 4000
Chicago, Illinois 60602
312.630.1900
312.630.1908 (fax)

8401 Greenway Boulevard
P.O. Box 628010
Middleton, Wisconsin 53562
608.664.8300
608.664.8309 (fax)

www.teldta.com

U.S. Cellular
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
773.399.8900
773.399.8936 (fax)
www.uscellular.com

TDS Telecom
535 Junction Road
P.O. Box 5158
Madison, Wisconsin 53717
608.664.4000
608.664.4809 (fax)
www.tdstelecom.com

TDS Metrocom
535 Junction Road
Madison, Wisconsin 53717
608.663.3330
608.663.3340 (fax)
www.tdsmetro.com

Suttle-Straus, Inc.
1000 Uniek Drive
P.O. Box 370
Waunakee, Wisconsin 53597
608.849.1000
608.849.8264 (fax)
www.suttle-straus.com





Telephone and Data Systems, Inc.
North LaSalle Street
Suite 4000
Chicago, Illinois 60602
Telephone: 312.630.1900
Fax: 312.630.1908

www.teldta.com